Exhibit 99.1

EXECUTIVE SUMMARY

Summary

This section provides highlights from our circular and key results for 2015.

Please read the rest of the document for complete information on our results, compensation programs and governance initiatives that are important to you.

Invitation to Shareholders	Page 1
Business of the Meeting	Page 9
Director Nominees	Page 15
Compensation Executive Summary	Page 30
Compensation Discussion and Analysis	Page 37
Executive Compensation	Page 69
Corporate Governance	Page 98
Committee Reports	Page 127
Schedules	Page 136

Goldcorp: 2015 Results

The gold mining industry has continued to face significant challenges in 2015, following several years of falling commodity prices. Effective cost management and strength in our balance sheet remained key components of our strategy. Our focus on safe, sustainable operations that create long-term value for all of our stakeholders remained unwavering.

Business Performance

›	Achieved 2015 production and all-in sustaining cost (AISC)[1] guidance while bringing two large new gold mines, Éléonore (Québec, Canada) and Cerro Negro (Santa Cruz, Argentina), into commercial production

›	Despite continued metal volatility, achieved three successive quarters of free cash flow[1] generation

›	Record gold production of 3.46 million ounces[1]

›	AISC[1] of approximately $894 per gold ounce (within the guidance range of between $850 – $900 per gold ounce)

›	Free cash flow before dividends[1] of $335 million

›	Adjusted operating cash flow[1] of $1,437 million

›	Successfully decommissioned the El Sauzal mine in Mexico in accordance with the International Cyanide Management Code (ICMC), the first mine in the world to be decommissioned in accordance with the ICMC

›	Listed in the NASDAQ OMX CRD Global Sustainability Index for the third consecutive time

›	Named one of Canada’s 50 Most Socially Responsible Corporations by Sustainalytics

1.	Goldcorp has included the Company’s share of the applicable revenue, production and financial information of Alumbrera, Pueblo Viejo and Project Corridor in the non-GAAP performance measures above. For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 152.

i	Page - EXECUTIVE SUMMARY

›	Ranked amongst Canada’s Top 100 Employers

›	Honoured with three awards of Excellence in Corporate Reporting from the Chartered Professional Accountants Association (CPA): the top award of Overall Award of Excellence for best reporting of all public companies in Canada, and the Awards of Excellence for Sustainability Reporting and Corporate Reporting for the mining industry

›	Goldcorp Mexico was recognized for the eighth consecutive year by The Mexican Centre for Philanthropy and the Alliance for Corporate Responsibility

›	Ranked in the Top 10 for Best Investor Relations of all Canadian public companies by IR Magazine

Shareholder Value Creation

›	Acquired the Borden gold project located near Chapleau, Ontario through the acquisition of Probe Mines Ltd. for total consideration of approximately C$434 million

›	Acquired the remaining minority interest in the El Morro copper-gold project in Chile from New Gold Inc. and subsequently entered into a 50/50 joint venture with Teck Resources Limited with respect to the El Morro deposit and Teck’s Relincho deposit to form “Project Corridor”

›	Returned $370 million to shareholders through dividends paid monthly

›	Attained Relative Total Shareholder Return (TSR) 6.2 percentage points ahead of the S&P/TSX Global Gold Index for the performance period, as defined in our performance share unit (PSU) plan, of February 2012 to January 2015

›	Maintained a BBB+ rated balance sheet by Standard and Poor’s (S&P), despite volatility within the gold sector

›	Achieved commercial production at the Éléonore and Cerro Negro mines

›	Divested the Wharf mine (gross proceeds of $99 million), the Dee/South Arturo project (gross proceeds of $20 million and 5% interest in Rahill-Bonanza Joint Venture in Red Lake) and common shares held in Tahoe Resources Inc. (gross proceeds of C$998 million)

Underperformance

›	Having successfully operated for 27 months without a fatality, on November 25th we had a fatal accident at our Musselwhite mine in Ontario, Canada, and accordingly, we did not achieve our primary corporate objective of zero fatalities

›	Our gold mineral reserves decreased as a result of depletion from mining during the year, lower prices of gold, silver, copper, lead and zinc, a focus on high-margin gold ounces and divestiture of certain assets

›	Cochenour was removed from our three-year future production guidance and re-entered the advanced exploration phase

2015 Compensation Highlights

›	Froze base salaries for all executives for the third consecutive year

›	Froze base salaries for all officers from Vice President (VP) and above, as well as for Mine General Managers (MGMs) (see page 54)

›	Awarded 55% on corporate scorecard for achievements against performance metrics (see page 57) after the Board of Directors (Board) exercised its discretion to decrease the score

›	Strategic initiatives component of short-term incentive plan was based on more clearly defined measures (see page 58)

›	Increased proportion of performance share units in long-term incentive plan mix to 50% (from 33.3%) for the former Chief Executive Officer (CEO) and Executive Vice Presidents (EVPs) while reducing the proportion of stock option grants (see page 61)

›	Extended clawback provisions to all EVPs and expanded scope to include long-term incentives in addition to short-term incentives (see page 43)

ii	Page - EXECUTIVE SUMMARY

›	Expanded share ownership requirements to include Senior Vice Presidents (SVPs), VPs and MGMs, to align with shareholder interests (see page 84)

2016 Executive Compensation Initiatives

We are committed to continuously improving all aspects of our business. As such, we have already implemented the following initiatives related to 2016 compensation programs. See page 35 for more information.

›	The value of the 2016 long-term incentive awards was reduced by 19% in Canadian dollar terms by using the 2015 grant-date fair value of awards (in lieu of a multiple of base salary) to determine the number of units granted in 2016, resulting in a total number of units awarded generally consistent with 2015 grants (see page 35)

›	Increased performance share units in long-term incentive plan mix to 50% (from 33.3%) for SVPs to align with EVPs and with shareholder interests (see page 35)

›	Extended grants of performance share units to now include VPs and MGMs, to align with shareholder interests (see page 35)

›	The compensation for our new CEO, David Garofalo, is aligned with our existing compensation philosophy, including change of control entitlements at 2x salary and bonus (which is reduced from 3x salary and bonus for the former CEO)

›	Upon Mr. Jeannes’ retirement he will not receive any retirement bonus or additional compensation as a result of his resignation other than as set out under his employment agreement and disclosed herein (see page 93), which compensation will be reported in the management information circular for the year ending December 31, 2016

›	Re-designed the scorecard for short-term incentives. For 2016, named executive officer (NEO) performance will be measured against four categories: Operational Excellence, Financial Excellence, Growth and Leadership. Each category will contain objective measures that align with our strategy (see page 35)

Board Nominees

You are being asked to cast your vote for nine directors. Our directors are elected annually, individually and by majority vote.

Name	Age	Director Since	Occupation	Independent[1]	Other Public Boards	Committee Membership				2015 Votes For
						Audit	Compensation	Governance and Nominating	Sustainability
Briscoe	61	2006	President, Briscoe Management	✓	1	Chair			✓	99.63%
Dey	75	2006	Chairman, Paradigm Capital	✓	2		✓	Chair		99.06%
Franssen	63	2015	Independent director	✓	0		✓		✓	N/A2
Garofalo	50	Nominee	President and CEO	x	0					N/A2
Pelletier	70	2014	Independent director	✓	1			✓	✓	99.57%
Reifel	63	2006	President, Chesapeake Gold	✓	2		✓		✓	98.17%
Telfer	69	2005	Chairman of Goldcorp	x	1					98.59%
Treviño	56	2012	President and CEO, Softtek	✓	1	✓		✓		99.44%
Williamson	68	2006	Independent director	✓	1	✓	✓			99.38%
Notes:
1.	Under applicable Canadian securities laws and New York Stock Exchange rules.

2.	Ms. Franssen was appointed to the Board on April 30, 2015 and Mr. Garofalo is a first-time nominee for election as a director.

iii	Page - EXECUTIVE SUMMARY

Dear Goldcorp Shareholder,

We invite you to attend our annual and special meeting at 2:00 p.m. (Vancouver Time) on April 28, 2016 at the Boardroom at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6.

You will vote to elect directors and on other important items of business. Your vote is important to us, and we urge you to submit your proxy well in advance of the voting deadline in order to have your voice heard.

Please read this document to learn more about the meeting, your director nominees, executive compensation and our governance practices.

Thank you for your participation.

Sincerely,

“Ian W. Telfer”

Chairman of the Board

In this section you will also find:

Notice of meeting	Page 2

General information	Page 3

General voting information	Page 5

Beneficial shareholder voting	Page 7

Registered shareholder voting	Page 8

INVITATION TO SHAREHOLDERS UNDERSTAND THE ISSUES: Read this document HAVE A SAY: Vote your shares

1	Page - INVITATION TO SHAREHOLDERS

NOTICE OF MEETING

Annual and Special Meeting of the Shareholders of Goldcorp

Date:	Thursday, April 28, 2016

Time:	2:00 p.m. (Vancouver Time)

Place:	The Boardroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6

The business of the meeting is to:

1.	Receive the audited annual consolidated financial statements for 2015

2.	Elect directors for the coming year

3.	Appoint Deloitte LLP, Independent Registered Chartered Accountants as auditors and authorize the directors to fix their remuneration

4.	Consider a resolution approving an amendment to increase the number of common shares reserved under the restricted share unit plan to 21,690,276 common shares

5.	Consider a non-binding advisory resolution on our approach to executive compensation

6.	Transact any other business

You have a right to vote if you were a Goldcorp shareholder on March 14, 2016, our “record date”. Find out how to vote starting on page 5 of the accompanying disclosure document (called a circular). You can also read more about us in the circular.

The Board has, by resolution, fixed 2:00 p.m. (Vancouver Time) on April 26, 2016, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the meeting or any adjournment thereof shall be deposited with our transfer agent. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at their discretion, without notice.

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board

2	Page - INVITATION TO SHAREHOLDERS

GENERAL INFORMATION

Goldcorp

We use “we”, “us”, “our” and “Goldcorp” to refer to Goldcorp Inc. in this document. We abbreviate our committee names as follows:

›	Audit Committee – AC or Audit Committee

›	Compensation Committee – CC or Compensation Committee

›	Governance and Nominating Committee – GNC or Governance Committee

›	Sustainability, Environment, Health and Safety Committee – SC or Sustainability Committee

Date of Information

Information is as of March 14, 2016, unless we note otherwise.

Exchange Rate

All amounts are shown in United States (US) dollars unless noted otherwise. For amounts converted to Canadian dollars (C$) we used the average rate of C$1.00 = $0.7820, unless noted otherwise. This is the Bank of Canada average annual exchange rate for the year ended December 31, 2015.

Common Shares Outstanding

Our common shares are traded on the Toronto Stock Exchange (TSX) under the symbol G and on the New York Stock Exchange (NYSE) under the symbol GG. There were 832,223,802 common shares of Goldcorp outstanding at the close of business on March 14, 2016.

Owners of 10% or More of Our Common Shares

To the knowledge of the directors and officers, no person or company owns or controls 10% or more of our common shares.

Interests in Meeting Business and Material Transactions

Directors and officers who participate in the restricted share unit (RSU) plan have an interest in the votes on this item. Other than that, since January 1, 2015, none of Goldcorp, our directors, director nominees and executive officers, or anyone associated or affiliated with any of them, has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No informed person of Goldcorp has or had during 2015 a material interest in a material transaction or proposed material transaction involving Goldcorp.

Mailing of Circular

This circular will be mailed on March 28, 2016 to each of our shareholders of record on March 14, 2016 who have previously requested paper copies of our disclosure documents. All other shareholders will only receive a notice with information on how to view the meeting materials electronically. See “Notice and Access” below.

We give meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

Electronic Delivery

Shareholders can choose to receive meeting materials electronically rather than by paper. If you have already chosen to receive electronic copies, no paper materials will be sent to you. If you would like to receive future meeting materials electronically, please complete the enclosed form and return it as indicated on the form.

3	Page - INVITATION TO SHAREHOLDERS

If we don’t have an electronic document available or we choose not to send an electronic copy, a paper copy will be provided.

Notice and Access

We are delivering your meeting materials by providing you with a notice and posting the materials on our website at www.goldcorp.com. The materials will be available on the website starting on March 28, 2016 and will remain available on the website for one full year. The meeting materials can also be accessed with our public filings on www.sedar.com and www.sec.gov. We will mail paper copies of the meeting materials to any shareholder who previously requested paper copies. If you received the notice only and would like a paper copy of the full materials please send us a request as set out below.

Additional Documents

We file an annual report and an annual information form with the Canadian securities regulators. In addition, our financial information is provided in our audited annual consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2015. We will provide you with, free of charge, a copy of our annual report, which includes our annual audited financial consolidated statements and MD&A, our annual information form and/or this circular on request. Please submit your request by:

(604) 696-3000 (ask for Director, Investor Relations)

info@goldcorp.com

Goldcorp Inc.
3400 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8

Attention: Vice President, Diversity, Regulatory Affairs and Corporate Secretary

You can also get copies of any document required to be filed in Canada by:

›	Accessing our public filings at www.sedar.com

›	Going to “Reports and Filings” on our Investor Resources page at www.goldcorp.com

4	Page - INVITATION TO SHAREHOLDERS

GENERAL VOTING INFORMATION

Request for Proxies

Our management is soliciting your proxies for this meeting and is paying for the costs incurred. We have engaged Kingsdale Shareholder Services (Kingsdale) as proxy solicitation agent and will pay fees of approximately C$80,000 to Kingsdale for the proxy solicitation service, in addition to certain out-of-pocket expenses. We may also reimburse brokers and other persons holding common shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

We are using primarily mail to communicate with you. However, our employees or Kingsdale may request your proxy by telephone, email, facsimile or personal interview.

Record Date

The record date for the meeting is March 14, 2016. If you held common shares on that date, you are entitled to receive notice of, attend and vote at the meeting.

Voting Securities and Votes

The common shares are our only voting securities. Each common share entitles the holder to one vote at the meeting.

Quorum

We can only decide business at the meeting if we have a quorum – where two people attend the meeting and hold or represent by proxy at least 33 1⁄3% of our outstanding common shares that are entitled to vote.

Voting Instructions

If you specify how you want to vote on your proxy form or voting instruction form, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Ian W. Telfer, Chairman of the Board (Chairman), and Anna M. Tudela, Vice President, Diversity, Regulatory Affairs & Corporate Secretary, the representatives of Goldcorp set out in the enclosed proxy form or voting instruction form, and do not specify how you want to vote, your common shares will be voted as follows:

Matter	Voted
Election of management nominees as directors	FOR
Appointment of Deloitte LLP, Independent Registered Chartered Accountants as auditors	FOR
Amendment to increase the number of common shares reserved under the restricted share unit plan to 21,690,276 common shares	FOR
Approach to executive compensation	FOR

Approvals

A simple majority of votes cast at the meeting (50% plus one vote) is required to approve all of the items of business, including the non-binding advisory resolution on our approach to executive compensation.

Amendments or Other Business

If amendments or other business are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other business to be considered at the meeting or any changes to the current business.

5	Page - INVITATION TO SHAREHOLDERS

Vote Counting and Confidentiality

Votes by proxy are counted by our transfer agent, CST Trust Company (CST). Your vote is confidential, unless you clearly intend to communicate your vote to management or if there is a proxy contest or validation issue or as needed to comply with legal requirements.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote common shares without instructions from beneficial owners (see more on this on page 7) only on matters considered “routine” by the NYSE, such as the re-appointment of our independent registered chartered accountants. If you do not provide your voting instructions to the broker, the broker cannot vote your common shares for the election of directors and other “non-routine matters” and such common shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your common shares will be counted for quorum purposes.

Voting Questions

Our transfer agent is CST. Our co-agent in the US is American Stock Transfer & Trust Company LLC. Please contact them if you have any questions on how your votes are counted.

1-800-387-0825 (toll free in North America)
416-682-3860 (collect from outside North America)

1-888-249-6189 (fax from anywhere)

inquiries@canstockta.com

CST Trust Company
PO Box 700, Station B
Montreal, QC, Canada H3B 3K3

Other Questions

Please contact Kingsdale if you have any questions about the business items of the meeting or the information in this circular.

1-800-775-4067 (toll free in North America)
416-867-2272 (collect from outside North America)

1-886-545-5580 (fax from anywhere)

contactus@kingsdaleshareholder.com

Kingsdale Shareholder Services
The Exchange Tower
130 King Street West, Suite 2950
Toronto, ON, Canada M5X 1E2

6	Page - INVITATION TO SHAREHOLDERS

BENEFICIAL SHAREHOLDER VOTING

Most shareholders are beneficial shareholders. You hold your common shares in the name of a nominee. That is, your share certificate was deposited with a bank, trust company, stock broker, trustee or some other institution. Here is how you can vote:

Voting Options

In person at the meeting – discussed below

By submitting a paper voting instruction form – discussed below

By telephone – enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French)

By fax – fax to 1-905-507-7793

Via the internet – go to www.proxyvote.com and follow the instructions

Voting in Person

If you plan to attend the meeting and wish to vote your common shares in person, insert your own name in the space on the enclosed voting instruction form. Then follow the signing and return instructions provided by your nominee. You may also nominate yourself as a proxy holder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. Please register with CST when you arrive at the meeting.

Voting by Instruction

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed voting instruction form to do this. The people named in the enclosed voting instruction form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted on the voting instruction form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your voting instructions.

Beneficial shareholders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline. If you have any questions or require more information with respect to voting at the meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleshareholder.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking your Voting Instructions or Changing your Instructions

You may revoke your voting instructions before they are acted on. To revoke your voting instructions, contact your broker or service provider.

You may change your voting instructions by sending new instructions prior to your nominee’s cut off time to revoke your vote. Your latest instructions will be the only valid instructions.

7	Page - INVITATION TO SHAREHOLDERS

REGISTERED SHAREHOLDER VOTING

If you have in your possession a physical share certificate with your name on it, you are a registered shareholder. Here is how you can vote:

Voting Options

Here’s where to go to find instructions to vote by these methods:

In person at the meeting – see below

By submitting a paper proxy form – see below

By fax – fax to CST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America)

Via the internet – go to www.cstvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy form

Voting in Person

If you plan to attend the meeting and want to vote your common shares in person, do not complete or return the enclosed proxy form. Your vote will be taken and counted at the meeting. Please register with CST when you arrive at the meeting.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by completing the proxy form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy form in the envelope provided so that it arrives by 2:00 p.m. (Vancouver Time) on April 26, 2016 or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume (cut off time). The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his discretion, without notice. If you have any questions or require more information with respect to voting at the meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleshareholder.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking your Proxy

You may revoke your proxy at any time before is it acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary before or on April 27, 2016 (or the last business day before the meeting if it is adjourned or postponed), or to the Chairman on April 28, 2016.

Changing your Proxy

You may change the way you voted by proxy by sending a new proxy prior to the cut off time to revoke your vote. Your latest proxy will be the only one that is valid.

8	Page - INVITATION TO SHAREHOLDERS

In this section you can read about:

Financial statements	Page 10

Election of directors	Page 10

Appointment of auditors	Page 11

Amendment to restricted share unit plan	Page 11

Advisory vote on executive compensation	Page 12

Other business	Page 14

BUSINESS OF MEETING

DIRECTOR NOMINEES:

Elected by
majority vote

APPOINTMENT OF AUDITOR:

Deloitte LLP, Independent Registered

Chartered Accountants

AMENDMENT TO RSU PLAN:

Decrease reliance on stock options

SAY ON EXECUTIVE

COMPENSATION:

Support our
pay for
performance
practices

9	Page - BUSINESS OF MEETING

BUSINESS OF MEETING

Financial Statements

Our audited annual consolidated financial statements for the year ended December 31, 2015 and the auditors’ reports on those statements are included in the annual report and will be available at the meeting. The annual report is also filed on www.sedar.com and www.sec.gov and available to you on request.

Election of Directors

The number of directors to be elected at the meeting is nine, as decided by the Board. Each director will hold office until the end of the next annual general meeting or until a successor is duly appointed or elected. Your director nominees are:

›	Beverley A. Briscoe

›	Peter J. Dey

›	Margot A. Franssen

›	David A. Garofalo

›	Clement A. Pelletier

›	P. Randy Reifel

›	Ian W. Telfer

›	Blanca Treviño

›	Kenneth F. Williamson

You can find more information on all of the nominees starting on page 16. Each of the nominees brings important skills and experience to the Board. Each nominee is eligible and willing to serve if elected.

If for some reason a nominee is not available to serve at the time of the meeting (and we know of no reason this would occur), the people named in the enclosed proxy will vote for a substitute nominee if one is chosen by the Board.

We note that no director nominations were received pursuant to the advance notice provision of our by-laws as of the date of this circular. The only nominees for election at the meeting are the nominees listed above under “Election of Directors”.

Majority Vote Policy

We have a majority vote policy. Unless there is a contested election, a director who receives more withhold votes than votes “for” will immediately offer to resign. The Governance Committee will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective if and when accepted by the Board. The director will not participate in any deliberations on the matter.

We expect to accept the resignation unless there is some special circumstance that warrants the director to stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and we will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision.

We recommend that you vote FOR the election of these nominees.

The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

10	Page - BUSINESS OF MEETING

Appointment of Auditors

The Board recommends the appointment of Deloitte LLP, Independent Registered Chartered Accountants as our auditors for 2016. Deloitte LLP, Independent Registered Chartered Accountants was first appointed as our auditors on March 17, 2005. The directors will also be authorized to set the fees paid to the auditors.

Audit Fees Paid

Type of Work	2014 fees ($)	2015 fees ($)
Audit fees	5,912,000	6,989,000	[1]
Audit-related fees	330,000	28,000
Tax fees	411,000	362,000
All other fees	752,000[2]	325,000[3]
Total	6,653,000	7,704,000

Notes:

1.	Fees for 2015 include fees billed in relation to the audit for the year ended December 31, 2014 billed in 2015 of $988,000.
2.	For 2014, these fees are for work regarding information technology leadership, electronic data hosting, mine safety, scenario planning and sustainability matters.
3.	For 2015, these fees are for information technology leadership, electronic data hosting and mine safety.

More information, including the Audit Committee charter is available in our annual information form under the heading “Audit Committee”. See page 4 for how to access the annual information form.

We recommend that you vote FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants as our auditors.

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants as auditors unless you tell them to withhold your vote.

Amendment to Restricted Share Unit Plan

The Board recommends an amendment to the restricted share unit plan in order to increase the number of common shares issuable under the restricted share unit plan by 8,000,000 to 21,690,276 common shares, representing approximately 2.6% of our issued and outstanding common shares as of March 14, 2016. The Board has approved the amendment to the restricted share unit plan, subject to shareholder and regulatory approvals. A copy of the restricted share unit plan is available under our profile at www.sedar.com and www.sec.gov.

In connection with the amendment to increase the number of shares issuable under the restricted share unit plan, the Board has approved an amendment to the stock option plan in order to reduce the number of common shares issuable under that plan by 8,000,000, subject to Board discretion to not proceed with such reduction in the event the amendment to increase the number of shares issuable under the restricted share unit plan is not approved by shareholders at the meeting. Together, these amendments reflect the increased importance and weighting of restricted share units and a decreased reliance on stock options as long-term incentives in our compensation program. Pursuant to the terms of the stock option plan and the policies of the TSX, this amendment did not require approval by the shareholders. A copy of the stock option plan is available under our profile at www.sedar.com and www.sec.gov.

Further details regarding the restricted share unit plan can be found at Schedule “B” on page 141. Further details regarding the stock option plan can be found at Schedule “B” on page 143.

11	Page - BUSINESS OF MEETING

The text of the resolution to be passed is:

“Be it resolved that:

1.	subject to regulatory approval, the number of common shares issuable under the restricted share unit plan be and hereby is increased by 8,000,000 to 21,690,276 and the restricted share unit plan is otherwise unamended; and
2.	any director or officer of Goldcorp is authorized, acting in the name of Goldcorp, to execute and deliver, under the seal of the company or otherwise, any other documents, and to do or cause to be done any other things that may be necessary or desirable to carry out the intent of this resolution.”

We recommend that you vote FOR the amendment to increase the reserve under the restricted share unit plan.

The people named in the enclosed proxy will vote FOR the resolution approving the amendment to increase the reserve under the restricted share unit plan unless you tell them to vote against the amendment.

Advisory Vote on Executive Compensation

Since 2012, we have provided you with a say on pay vote regarding our executive compensation program. This vote helps us engage constructively with our shareholders, obtain meaningful feedback and ensure accountability for executive compensation.

Last year, an overwhelming majority of shareholders voted in favour of our approach to executive compensation, with 89.2% in favour. While this result represents a strong improvement over the 2014 vote, we note that there is still work to be done. We continue to improve our disclosure and transparency regarding the information we provide to our shareholders. Overall, our approach to executive compensation includes several market best practices such as (i) “double-trigger” vesting of long-term incentives upon a change of control, (ii) share ownership guidelines, (iii) an expanded clawback policy (see page 43) and (iv) an anti-hedging policy. In the compensation discussion and analysis (CD&A) section (beginning on page 37), we provide more detail on how we measure and compare our performance and how executive compensation is tied to our performance and aligned with shareholders.

12	Page - BUSINESS OF MEETING

In 2015, we reviewed compensation assessment reports released by proxy advisory firms and policies and undertook research on good governance and disclosure, and we provided shareholders with the opportunity to engage with us (see the “Shareholder Engagement” section for more information). During this process, we determined that we still have more to do to clearly communicate how we measure performance and how our incentive plans are structured. Below is a summary of the results of this exercise:

Perceived disconnect between the pay of our executives and our performance (as a result of proxy advisor analysis comparing our performance to issuers outside of the gold industry)	It is difficult to accurately measure how we perform against companies that do not operate in the same cyclical commodity market	Disclosure of our performance peer group to highlight how we measure our performance against issuers in the same industry and commodity cycle and enhanced disclosure regarding the use of two peer groups

Use of a single metric (Relative TSR) in our PSU plan

We continue to believe Relative TSR (see page 62 for a definition) provides the best indicator of performance and long-term value creation for shareholders because it best reflects the success of our strategy and relative performance in our sector

We also measure our Absolute TSR (see page 62 for a definition) movement to ensure there is absolute alignment of pay and performance

We will continue to review our PSU plan and ensure the metrics are aligned with our strategy in order to maintain alignment with the shareholder experience and long-term value creation

Disclosure of our PSU program is still unclear	We want to ensure our shareholders and all our stakeholders understand our pay programs and how they align to our performance	We continue to improve the quality of our disclosure in our CD&A in order to simplify and clarify the intent and mechanics of our pay programs

Our pay positioning relative to our peer group was unclear	We recognize the importance of transparency	We improved our disclosure to more clearly articulate our pay positioning relative to our pay comparator group (see page 51 for a description)

We believe that we demonstrate how our pay aligns with performance and we ask for your continued strong support of our executive compensation program. You can read more about how we pay for performance in our Letter to Shareholders on page 31 and CD&A on page 37.

13	Page - BUSINESS OF MEETING

The text of the resolution to be passed is:

“Be it resolved that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the Board of Directors’ approach to executive compensation disclosed in the management information circular dated March 14, 2016 delivered in advance of the annual and special meeting of shareholders held on April 28, 2016.”

We recommend that you vote FOR the adoption of this resolution to support our approach to executive compensation.

The people named in the enclosed proxy will vote FOR the advisory resolution approving our approach to executive compensation unless you tell them to vote against it.

Other Business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the meeting.

14	Page - BUSINESS OF MEETING

In this section you can read about:

Director biographies	Page 16

Director compensation	Page 25

Additional information	Page 29

DIRECTOR NOMINEES DIRECTORS: 78% independent DIVERSITY: 33% women DIRECTOR SHARE OWNERSHIP: All Board members meet our share ownership requirement

15	Page - DIRECTOR NOMINEES

DIRECTOR BIOGRAPHIES

Following is a complete biography for each director nominee for election at the meeting. All other director information can be found in this section under the heading “Director Compensation” starting at page 25 or in the section entitled “Corporate Governance”.

Beverley A. Briscoe Age: 61 Home: British Columbia, Canada Director since: April 2006 Independent Chair – Audit Committee Member – Sustainability Committee Areas of expertise: › Accounting › Finance
Current occupation	President of Briscoe Management Limited (since 2004)
Career	Ms. Briscoe has extensive industry experience in the transportation and industrial equipment sector. Ms. Briscoe owned a transportation services company from 1997 to 2004 and worked in senior management positions in the heavy equipment industry as Vice President and General Manager of Wajax Industries Ltd. from 1994 to 1997 and as Vice President, Finance for the Rivtow Group of Companies from 1989 to 1994. She also worked as Chief Financial Officer for various operating divisions in The Jim Pattison Group in Canada and Switzerland from 1983 to 1989. She is the past Chair of the Industry Training Authority for BC (2003–2007) and past Chair of the BC Forest Safety Council (2008-2009). Ms. Briscoe also served as the Chair of the Audit Committee for the Office of the Superintendent of Financial Institutions (until 2016).
Education	Bachelor of Commerce degree from the University of British Columbia, 1977
Public Directorships	Ritchie Bros. Auctioneers Incorporated (Director since 2004, Chairwoman since 2014)
Memberships and awards

Member of the National Association of Corporate Directors (NACD) in the US (since 2011)

Member of Institute of Corporate Directors (ICD) in Canada (since 2005)

Fellow of the Chartered Professional Accountants of British Columbia (2005)

Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards (March 2011)

ICD Fellowship Award (2012)

Past Member of the Government of Canada’s Advisory Council for Promoting Women on Boards

Background and experience

Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and a Fellow of the ICD in Canada. She brings an important range of extensive and diverse financial, accounting and business experience to the Board.

In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits Goldcorp with respect to the issues overseen by the Audit Committee.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement	Meets requirement	Total compensation
2015	42,504	Nil	$1,145,054	$543,900	Yes	$328,500

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	2015 – 99.63% for	None
Audit (Chair)	100%	2014 – 99.61% for
Sustainability	100%	2013 – 99.60% for

Note:

1.	The value of the common shares is calculated using the average acquisition share price and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.

16	Page - DIRECTOR NOMINEES

Peter J. Dey

Age: 75        Home: Ontario, Canada

Director since: June 2006

Independent

Member – Compensation Committee

Chair – Governance Committee

Areas of expertise:

›       Finance

›      Legal

›       Governance

›      Human Resources and Compensation

›      Mergers and Acquisitions

Current occupation	Chairman of Paradigm Capital Inc., an independent investment dealer (since 2005)
Career

Mr. Dey is a well-known senior corporate executive and an experienced corporate director.

He is a former Chairman of the Ontario Securities Commission (1983–1985) and former Chairman of Morgan Stanley Canada (1994–2001) and he was a Senior Partner of Osler, Hoskin & Harcourt LLP (1973–1983, 1985–1994, 2001–2005).

In 1994, he chaired the TSX Committee on Corporate Governance and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum.

Education	Master of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University.
Public Directorships	Granite REIT Inc. (since June 2012) Gran Tierra Energy Inc. (since May 2015)
Memberships and awards

Member of NACD in the US (since 2011)

Member of ICD in Canada (since 2006)

Inaugural recipient of the Peter Dey, Excellence in Governance Award from the Canadian Society of Corporate Secretaries in 2013

Background and experience

Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to management and the Board.

His legal experience and work with the TSX and other forums also provides Goldcorp with a significant and enhanced perspective on governance issues.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement	Meets requirement	Total compensation
2015	39,253	Nil	$1,071,592	$527,115	Yes	$327,500

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	2015 – 99.06% for	None
Compensation	100%	2014 – 99.05% for
Governance (Chair)	100%	2013 – 99.34% for

Note:

1.	The value of the common shares is calculated using the average acquisition share price and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.

17	Page - DIRECTOR NOMINEES

Margot A. Franssen, O.C.

Age: 63          Home: Ontario, Canada

Director since: May 2015

Independent

Member – Compensation Committee

Member – Sustainability, Environment, Health and Safety Committee

Areas of expertise:

›     Finance

›      Governance

Current occupation	Independent director
Career	Ms. Franssen is the founder and past-president of The Body Shop Canada (1989 to 2004). She has served on numerous boards, including the Canadian Imperial Bank of Commerce, Women’s College Hospital, and York University. Ms. Franssen is dedicated to philanthropic endeavours, with a focus on the Advancement of Women and Girls and Human Rights issues. From 2012 to 2014, she acted as Co-Chair of the National Task Force on Sex Trafficking of Canadian Girls, and for six years prior served as Board Co-Chair of Canadian Women’s Foundation. In 2011, Ms. Franssen was a founding board member of Women Moving Millions, a global charitable organization committed to encouraging large-scale investments in initiatives that advance and empower women and girls worldwide. She has twice been an invited participant in the Oxford Saïd School of Business’s Emerging Markets Symposium Series and is a frequent key note speaker in both Canada and the USA.
Education	Bachelor of Arts degree from York University.
Public Directorships	None
Memberships and awards

Officer of the Order of Canada (2002)

Queen’s Diamond Jubilee Award (2012)

Queen’s Golden Jubilee Award (2002)

The International Alliance for Women World of Difference 100 Award (2015)

21 Leaders for the 21st Century (2013)

Top 25 Women of Influence in Canada (2011)

The Margot Franssen Leadership Award at Micro-Skills (2005)

Mount Saint Vincent University, Doctor of Humane Letters (1995)

University of Windsor, Doctor of Laws, Honoris Causa (1994)

Fellow, Ryerson Polytechnical University (1990)

Invited guest of the United Nations at Fourth World Conference on Women in Beijing, China (1995)

Keynote speaker at affiliated NGO Forum in Huairou, China (1995)

Honorary PRIME Mentor, PRIME Mentors of Canada (1990)

Allard Chair in Business, Grant MacEwan College (1993/1994)

Background and experience	Ms. Franssen combines pragmatic business leadership with a unique perspective on the relationship between corporations and their various stakeholders and communities. Her diverse experience in business and philanthropy positions her to provide valuable insight to the Board.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement		Meets requirement		Total compensation
2015	8,066	Nil	$100,859	N/A	[2]	N/A	[2]	$276,667

Other matters
Membership	Attendance	Voting results	Interlocks

Board	100%	2015 – N/A2	None

Compensation	100%	2014 – N/A2

Sustainability	100%	2013 – N/A2

Notes:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 31, 2015 of C$15.99 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Ms. Franssen was appointed to the Board on April 30, 2015 and has until December 31, 2020 to satisfy the minimum shareholding requirement.

18	Page - DIRECTOR NOMINEES

David A. Garofalo

Age: 50         Home: Vancouver, British Columbia

First-time as Director nominee

Non-Independent

Areas of expertise:

›      Mining and Industry Experience

›     Banking and Finance

›      Mergers and Acquisitions

›     Accounting

›      Information Technology

›     Human Resources and Compensation

Current occupation	President and Chief Executive Officer
Career	David Garofalo joined Goldcorp as President and Chief Executive Officer effective February 29, 2016. Previously, Mr. Garofalo served as President and Chief Executive Officer and Director of Hudbay Minerals Inc. from July 2010 to December 2015. Before joining Hudbay, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico Eagle Mines Limited (2006–2010) as well as Vice President, Finance and Chief Financial Officer (1999–2006) and Treasurer (1998). Earlier in his career, he served as Treasurer and held various finance roles with Inmet Mining Corporation (1990–1998) and at Deloitte LLP, Independent Registered Chartered Accountants (1987–1990). In addition, Mr. Garofalo served as a director of Colossus Minerals Inc. (2012–2013), Malbex Resources Inc. (2009–2012), Agnico Eagle Mines Limited (2008–2010), Stornoway Diamond Corporation (2006–2010) and Tiberon Minerals Ltd. (2006–2007).
Education	Institute of Chartered Accountants, Ontario, 1990 University of Toronto, Bachelor of Commerce (with distinction), 1988
Public Directorships	None
Memberships and awards

Member of ICD in Canada (since 2006)

Canada’s CFO of the Year by Financial Executives International Canada (2009)

Best Investor Relations by a CFO (2009-2010) and Best Investor Relations by a CEO (2011) by IR Magazine

Northern Miner’s Mining Person of the Year (2012)

Background and experience	Mr. Garofalo brings significant experience in the natural resources sector to his role as a member of the Board and as the President and CEO. His business and transactional background, as well as his extensive experience in the mining industry, provides a direct benefit to the Board and valuable insight into all aspects of the management of Goldcorp.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value		Holding requirement		Meets requirement		Total compensation
2015	N/A1	N/A1	N/A	[1]	N/A	[1]	N/A	[2]	N/A	[1]

Other matters
Membership	Attendance	Voting results	Interlocks
Board	N/A1	2015 – N/A1	None
2014 – N/A1
2013 – N/A1

Notes:

1.	Mr. Garofalo is a first-time nominee for election as a director.
2.	Mr. Garofalo has until December 31, 2021 to satisfy the minimum shareholding requirement.

19	Page - DIRECTOR NOMINEES

Clement A. Pelletier

Age: 70          Home: British Columbia, Canada

Director since: May 2014

Independent

Member – Governance Committee

Member – Sustainability Committee

Areas of expertise:

›      Sustainability

›     Metallurgy

›      Mergers and Acquisitions

Current occupation	Independent director
Career

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 35 years in resource-related mine/environmental consulting. During his early years he worked with Inco Limited in the mineral processing and extractive metallurgy area. Later, he worked with Rio Tinto Minerals (formerly U.S. Borax Inc.) in the potash processing and underground mining area. In 1970, he joined Utah International Inc. for the development of the Island Copper Mine on Vancouver Island, British Columbia. Here he led the work on the implementation of an engineered system for the placement of tailing on the sea floor of Rupert Inlet. On this project, he led the first major environmental impact statement for a mine in British Columbia. At Island Copper he had a number of roles including Manager of Mining Services, Manager of Administration and Assistant Mine Manager and Manager of Business Development.

Mr. Pelletier has managed the environmental engineering work for a number of Deep Sea Tailings Placement (DSTP) projects for clients including: BHP Billiton Limited, Newmont Mining Corporation, Vale S.A./Inco Limited, Glencore plc, Placer Dome Inc./Barrick Gold Corporation, Teck Resources Limited, Rio Tinto Borax (formerly known as U.S. Borax Inc.) and First Quantum Minerals Ltd. He has also managed a number of acid rock drainage studies, industrial water treatment studies, mine closures and qualitative risk assessments. He has managed large EIS and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida, the Ekati Diamond Mine and others. Since 1981, as founder and President of Rescan Group, Mr. Pelletier was involved in the evaluation and development of DSTP systems in Europe, the Americas, Africa and Southeast Asia. Mr. Pelletier has been retained as a consultant to a number of international mining companies, to assist with feasibility studies, conceptual design, project development, environmental licensing, project management, due diligence and risk assessments.

Education	Bachelor of Science in Chemistry/Metallurgy, University of Saskatchewan, 1967
Public Directorships	Director of BioteQ Environmental Technologies Inc. (since 2000)
Memberships and awards

Fellow of the Canadian Institute of Mining and Metallurgy (CIM)

CIM Distinguished Lecturer Award in 1989 for Outstanding Service to the Canadian Minerals Industry; CIM Proficiency Medal in 1991 for Environmental Contribution to the Mining and Minerals Industry; and CIM Fellowship Award in 2000 for Outstanding Contribution to the Canadian Minerals Industry and to CIM

Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP

Member of NACD in the US and Member of ICD in Canada (each since 2014)

Background and experience	Mr. Pelletier’s extensive experience in the industry and environmental and technical expertise provides valuable insight and makes him a significant resource to both the Board and management.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement	Meets requirement	Total compensation
2015	18,997	Nil	$237,542	N/A2	N/A2	$320,500

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	2015 – 99.57% for	None
Governance	100%	2014 – 99.45% for
Sustainability	100%	2013 – N/A

Notes:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 31, 2015 of C$15.99 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Mr. Pelletier has until December 31, 2019 to satisfy the minimum shareholding requirement.

20	Page - DIRECTOR NOMINEES

P. Randy Reifel

Age: 63         Home: British Columbia, Canada

Director since: November 2006

Independent

Member – Compensation Committee

Member – Sustainability Committee

Areas of expertise:

›      Human Resources and Compensation

›      Mergers and Acquisitions

›     Mineral Exploration

Current occupation	President of Chesapeake Gold Corp. (since 2012)
Career

Mr. Reifel is President and a director of Chesapeake Gold Corp., a company that explores for precious metals in Mexico and Central America.

Mr. Reifel was appointed to the Board in November 2006. Prior to that, he had been a director of Glamis Gold Ltd. since June 2002 following the acquisition of Francisco Gold Corp.

In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala.

Education	Bachelor of Commerce degree from the University of British Columbia, 1976 Master of Science degree in Business Administration from the University of British Columbia, 1978
Public Directorships	Chesapeake Gold Corp. (since 2002) Gunpoint Exploration Ltd. (since 2010)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2014)
Background and experience	Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement	Meets requirement	Total compensation
2015	4,050,310	Nil	$50,645,805	$543,900	Yes	$320,500

Other matters
Membership	Attendance	Voting results	Interlocks
Board	89%[2]	2015 – 98.17% for	None
Compensation	100%	2014 – 99.34% for
Sustainability	100%	2013 – 99.48% for

Notes:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 31, 2015 of C$15.99 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Mr. Reifel was unable to attend one board meeting due to a scheduling conflict, but reviewed all materials and provided his input to the Chair.

21	Page - DIRECTOR NOMINEES

Ian W. Telfer Age: 69 Home: British Columbia, Canada Director since: February 2005 Non-Independent Areas of expertise: › Accounting › Finance › Mergers and Acquisitions › Mining
Current occupation	Chairman of Goldcorp (since 2006)
Career

Mr. Telfer was appointed Chairman of Goldcorp effective November 15, 2006 and served as Chairman of the World Gold Council from December 2009 to June 2013. Prior to that he was President and CEO of Goldcorp since March 17, 2005 and Chairman and CEO of Wheaton River Minerals Ltd. prior to such time since September 2001.

Mr. Telfer is also the co-founder and Director of Renaissance Oil Corp.

Education	Bachelor of Arts degree from the University of Toronto, 1968 Master in Business Administration from the University of Ottawa, 1976 Honorary Doctorate from the University of Ottawa, 2015
Public Directorships	Renaissance Oil Corp. (since 2011)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2014) Inducted into the Canadian Mining Hall of Fame (2015)
Background and experience

Mr. Telfer has over 30 years of experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies.

Mr. Telfer is a Fellow of the Institute of Chartered Accountants.

Mr. Telfer’s extensive experience in the mining industry provides a direct benefit to both the functionality of the Board and to our shareholders.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement	Meets requirement	Total compensation
2015	192,800	300,000	$4,419,057	$2,589,900	Yes	$936,383

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	2015 – 98.59% for	None
		2014 – 98.89% for
		2013 – 98.56% for

Note:

1.	The value of the common shares is calculated using the average acquisition share price and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.

22	Page - DIRECTOR NOMINEES

Blanca Treviño

Age: 56         Home: Leon, Mexico

Director since: February 2012

Independent

Member – Audit Committee

Member – Governance Committee

Areas of expertise:

›     Information Technology

›      Finance

›     Human Resources and Compensation

›      Mergers and Acquisitions

Current occupation	President and Chief Executive Officer of Softtek S.A. de C.V. (Softtek)
Career	Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the US as a provider of information and technology (IT) services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Ms. Treviño has been a board member for several universities and non-profit organizations over the past 12 years.
Education	Bachelor in Computer Science from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) (1981)
Public Directorships	Director of Wal-Mart de México SAB de CV (since 2006)
Memberships and awards

Member of NACD in the US (since 2012)

Member of ICD in Canada (since 2014)

Ms. Treviño was the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame, and was the first woman appointed to the Consejo Mexicano de Negocios, A.C. (2014)

Named one of the Top 25 Businesswomen by The Latin Business Chronicle (2014)

Rising Star on Fortune’s list of the 50 Most Powerful Women (2008)

Named Mexico’s Woman of the Year by the National Women of the Year Foundation (2014)

Background and experience

Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. She has also been a frequent presenter in national and international forums related to entrepreneurialism, IT and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School.

Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur, bring important insight to both the Board and management.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement	Meets requirement	Total compensation
2015	15,767	Nil	$197,153	N/A2	N/A2	$292,000

Other matters
Membership	Attendance	Voting results	Interlocks
Board	89%	2015 – 99.47% for	None
Audit	80%	2014 – 99.47% for
Governance	50%[3]	2013 – 99.54% for

Notes:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 31, 2015 of C$15.99 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Ms. Treviño has until December 31, 2017 to satisfy the minimum shareholding requirement.
3.	Ms. Treviño was unable to attend two of the GC meetings due to scheduling conflicts, but reviewed all materials and provided her input to the Chair of the GC.

23	Page - DIRECTOR NOMINEES

Kenneth F. Williamson

Age: 68         Home: Ontario, Canada

Director since: November 2006

Independent

Member – Audit Committee

Member – Compensation Committee

Areas of expertise:

›      Finance

›     Human Resources and Compensation

›      Mergers and Acquisitions

Current occupation	Independent director
Career

Mr. Williamson was appointed to the Board in November 2006. Prior to that, Mr. Williamson had been a director of Glamis Gold Ltd. since 1999.

He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. Prior to that, he worked at Walwyn/Merrill in investment banking with increasing responsibility and titles since 1980.

Mr. Williamson has been a director of a number of companies in the natural resource sector.

Education	Bachelor of Applied Science (P.Eng.) degree from the University of Toronto, 1970 Master of Business Administration from the University of Western Ontario, 1973
Public Directorships	Tahoe Resources Inc. (since 2010)
Memberships and awards	Member of NACD in the US (since 2011) Member of ICD in Canada (since 2014)
Background and experience

Mr. Williamson has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the US and Europe.

Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board.

Share ownership as at December 31, 2015
Year	Common shares	Options	Value[1]	Holding requirement	Meets requirement	Total compensation
2015	52,507	Nil	$656,557	$527,115	Yes	$316,000

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	2015 – 99.38% for	None
Audit	100%	2014 – 99.55% for
Compensation	100%	2013 – 99.57% for

Note:

1.	The value of the common shares is calculated using the closing price of the common shares on the TSX on December 31, 2015 of C$15.99 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.

24	Page - DIRECTOR NOMINEES

DIRECTOR COMPENSATION

Philosophy, Objectives and Process

The philosophy and benchmarking for director compensation is the same as for our executive compensation, as discussed on page 45. Our objectives are to attract and retain directors of a quality and nature that will enhance our long-term sustainable profitability and growth. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, we align the interests of our directors with our shareholders by requiring that members of the Board own a minimum number of our common shares. Each non-executive director must hold common shares with a value equal to three times the annual retainer and after-tax equity compensation. See “Director Share Ownership” on page 111.

The Board meets annually (usually prior to the annual meeting of shareholders) to receive recommendations from the Governance and Compensation Committees regarding the adequacy and form of directors’ compensation. The Compensation Committee believes that our approach to director compensation provides for competitive and reasonable compensation levels.

Changes to Director Compensation Program

From 2011 to 2015, no changes were made to the cash compensation paid to our directors. In April 2014, the Governance and Compensation Committees made a recommendation to the Board to cap the dollar value of the restricted share units awarded to each non-executive director at $150,000 to align with current market practice, and shareholders subsequently approved this amendment to the restricted share unit plan at the 2015 annual and special meeting of shareholders held on April 30, 2015.

In 2016, in order to align compensation paid to our directors with the methodology applied to executive compensation, the Board has made the following changes to its compensation program: (i) retainers and meeting/travel fees will remain at the same nominal dollar value but be paid in Canadian dollars rather than US dollars (representing a reduction of approximately 28% in Canadian dollar terms at the exchange rate for 2015); and (ii) restricted share units will be granted equal to the number of units granted in 2015 (but remains subject to $150,000 cap on dollar value), which will result in a reduction in compensation as the share price decline will be embedded directly in the value of the awards.

Fees and Retainers

All non-executive directors receive meeting fees, annual retainers, annual restricted share unit grants and travel expense disbursements for their service on the Board. Mr. Jeannes, the former CEO, did not receive any additional compensation for serving on the Board.

25	Page - DIRECTOR NOMINEES

Fees and Retainers for 2015

Role	Amount	Individual
Chairman	C$1,000,000 annual retainer paid quarterly $150,000 equity award (8,066 RSUs)	Telfer
Vice-Chair and Lead Director	$200,000 annual retainer paid quarterly $150,000 equity award (8,066 RSUs)	Holtby[1]
Non-executive director annual retainer and RSUs	$100,000 annual retainer paid quarterly $150,000 equity award (8,066 RSUs)	Bell[1] Briscoe Dey Franssen Pelletier Reifel Treviño Williamson
Audit Committee Chair	$20,000	Briscoe
Compensation Committee Chair	$20,000	Holtby[1]
Governance Committee Chair	$10,000	Dey
Sustainability Committee Chair	$10,000	Bell[1]
Board meeting fee	$1,500 per day for each Board or committee meeting attended	All non-executive directors excluding Chairman
Travel expenses	$1,500 per day of travel to a maximum of two days per Board or committee meeting attended	All non-executive directors excluding Chairman

Note:

1.	Mr. Holtby and Mr. Bell are retiring and will not stand for re-election at the meeting.

Director Compensation Table

Non-Executive Director Compensation During 2015

Director	Fees Earned	Share-Based Awards[2]	Option- Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Bell[1]	177,500	150,000	Nil	Nil	Nil	327,500
Briscoe	178,500	150,000			Nil	328,500
Dey	177,500	150,000			Nil	327,500
Franssen	126,667	150,000			Nil	276,667
Holtby[1]	280,000	150,000			Nil	430,000
Pelletier	170,500	150,000			Nil	320,500
Reifel	170,500	150,000			Nil	320,500
Telfer	782,000[3]	150,000			4,383[4]	936,383
Treviño	142,000	150,000			Nil	292,000
Williamson	166,000	150,000			Nil	316,000
Totals	2,371,167	1,500,000			4,383	3,875,550

Notes:

1.	Mr. Bell and Mr. Holtby are retiring and will not stand for re-election at the meeting.
2.	These amounts represent the grant date fair value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (8,066 each) by the closing price of the common shares on the TSX on May 5, 2015 of C$22.39 and converted to US dollars at the exchange rate on May 5, 2015 of C$1.00 = $0.8306. Numbers may not add up due to rounding. The RSUs granted to the respective non-executive director vest immediately on the date of grant.
3.	Converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820
4.	This amount represents benefit premiums paid by Goldcorp for Mr. Telfer. Mr. Telfer’s benefit premium was C$5,604 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.

26	Page - DIRECTOR NOMINEES

Fees Earned During 2015

Fees Earned by Non-Executive Directors During 2015

Director	Board Annual Retainer	Committee Chair Retainer	Aggregate Board Attendance Fee[2]	Aggregate Committee Attendance Fee[3]	Aggregate Mine Site and Workshop Fee[4]	Aggregate Travel Fee	Total Fees
	($)	($)	($)	($)	($)	($)	($)
Bell[1]	100,000	10,000	19,500	22,500	7,500	18,000	177,500
Briscoe	100,000	20,000	19,500	18,000	6,000	15,000	178,500
Dey	100,000	10,000	21,000[6]	25,500	3,000	18,000	177,500
Franssen[5]	66,667	Nil	18,000[7]	16,500	3,000	22,500	126,667
Holtby[1]	200,000	20,000	18,000	27,000	3,000	12,000	280,000
Pelletier	100,000	Nil	19,500	25,500	7,500	18,000	170,500
Reifel	100,000	Nil	18,000	27,000	7,500	18,000	170,500
Telfer[8]	782,000	Nil	Nil	Nil	Nil	Nil	782,000
Treviño	100,000	Nil	18,000	12,000	Nil	12,000	142,000
Williamson	100,000	Nil	19,500	27,000	4,500	15,000	166,000
Totals	1,748,667	60,000	171,000	201,000	42,000	148,500	2,371,167

Notes:

1.	Mr. Bell and Mr. Holtby are retiring and will not stand for re-election at the meeting.
2.	Directors were compensated based on nine Board meetings held during the year ended December 31, 2015 and three additional non-management directors meetings.
3.	Includes committee meetings attended by invitation.
4.	These include mine visits to Equity Silver, and the Éléonore, Pueblo Viejo and Peñasquito mines.
5.	Ms. Franssen was paid the pro-rated amount of $66,667 as her annual retainer and $18,000 in attendance fees to reflect her appointment to the Board on April 30, 2015, based on her attendance of nine Board meetings, plus one attendance at a Board meeting prior to her appointment as a Board member.
6.	Mr. Dey attended one day meeting for Board Orientation on July 7, 2015.
7.	Ms. Franssen attended two day meetings for Board Orientation on July 7, 2015 and October 16, 2015.
8.	Mr. Telfer attended nine Board meetings, three non-management director meetings and 18 committee meetings but did not receive additional compensation.

Equity-Based Compensation Awards

In accordance with best practices guidelines, we stopped granting stock options to non-executive directors in 2005. No future stock option grants to non-executive directors are planned.

Outstanding Option-Based Awards and Share-Based Awards as of December 31, 2015

Director	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options[1]	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options[2]	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested	Market or Payout Value of Share-Based Awards not Paid Out or Distributed
	(#)			($)	(#)	($)	($)
Telfer	300,000	C$30.95	June 28, 2016	Nil	Nil	N/A	N/A
All other non- executive directors	Nil	N/A	N/A	N/A	Nil	N/A	N/A

Notes:

1.	These stock options were granted to Mr. Telfer while he was the President and CEO of Goldcorp.
2.	Calculated using the deemed price of $12.50 (being the closing price of the common shares on the TSX on December 31, 2015 of C$15.99 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820) and subtracting the exercise price of in-the-money stock options. These stock options have not been, and might never be, exercised. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

27	Page - DIRECTOR NOMINEES

Option Exercises by Directors During 2015

	Number of Options Exercised	Option Exercise Price (C$)	Implied Value Realized ($)[1]
Telfer	203,333	19.23	1,089,194

Note:

1.	Implied value realized is the deemed value, less the cost to exercise. Calculated using the deemed price of $20.39 (being the closing price of the common shares on the TSX on March 3, 2015 of C$26.08, the date the common shares were acquired on exercise of the stock options, and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820) and subtracting the exercise price.

Value Vested or Earned During 2015

Director	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)[2]	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Bell[1]	Nil	150,000	Nil
Briscoe		150,000
Dey		150,000
Franssen		150,000
Holtby[1]		150,000
Pelletier		150,000
Reifel		150,000
Telfer		150,000
Treviño		150,000
Williamson		150,000

Notes:

1.	Mr. Bell and Mr. Holtby are retiring and will not stand for re-election at the meeting.
2.	These amounts represent the grant date fair value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (8,066 each) by the closing price of the common shares on the TSX on May 5, 2015 of C$22.39 and converted to US dollars at the exchange rate on May 5, 2015 of C$1.00 = $0.8306. Numbers may not add up due to rounding.

Other Compensation Arrangements

Mr. Telfer’s employment agreement for serving as our Chairman provides for a retiring allowance of $4,692,000 (C$6,000,000 converted to US dollars at the exchange rate for 2015 of C$1.00 = US$0.7820).

Any stock options held by Mr. Telfer may be exercised until the earlier of (i) the expiry date of the stock options, or (ii) the date which is 36 months from his termination date.

In addition, he continues to be entitled to participate, at our expense, in our health and medical plans (or pay for equivalent coverage if not permitted under our current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.

We pay benefit premiums on behalf of Mr. Telfer. The premiums paid during the year ended December 31, 2015 were C$5,604 ($4,383 at the exchange rate for 2015 of C$1.00 = $0.7820).

28	Page - DIRECTOR NOMINEES

ADDITIONAL INFORMATION

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Area	Any Director
Cease trade orders – Now or within the past 10 years, has any director been a director, CEO or CFO of any company that was subject to a cease trade order while the person acted in that capacity or because of an event the occurred while the person acted in that capacity?	None
Bankruptcy – Now or within the past 10 years, has any director been a director or executive officer of any company that was or has become bankrupt, had bankruptcy proceedings started against it, had an arrangement with creditors or had a receiver appointed while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?	Dey[1]
Penalties and sanctions – Has any director been subject to any penalties or sanctions imposed by a court or securities regulatory authority or entered into a settlement agreement with a securities regulatory authority or had other sanctions or penalties a shareholder may consider important when voting for a director?	Telfer[2]

  Notes:

1.	Mr. Dey ceased to be a director of the Chicago Sun Times in 2008. On March 31, 2009, the company filed for Chapter 11 bankruptcy.
2.	Mr. Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, Mr. Telfer was reprimanded, gave certain undertakings and paid C$200,000 towards the costs of staff’s investigation.

Directors’ and Officers’ Insurance

Liability Insurance

We maintain an insurance policy for directors’ and officers’ liability. It provides coverage for costs incurred to defend and settle claims against directors or officers up to an annual limit of $175 million. The cost of coverage for 2015 was approximately $1.53 million.

Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2015.

Fiduciary Liability Insurance

We maintain an insurance policy for directors’ and officers’ fiduciary liability. It provides coverage for costs incurred to defend and settle claims against us, our directors, officers and employees for breach of fiduciary duty regarding company sponsored plans, such as our savings and pension plans.

This policy has an annual limit of $15 million with a $100,000 deductible for each claim. The cost of coverage for 2015 was approximately $34,000. Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2015.

Director and Officer Indebtedness

We do not make loans to our directors or officers. Accordingly, there are no loans outstanding to any of them.

29	Page - DIRECTOR NOMINEES

  In this section you can read about:

Letter to shareholders	Page 31

Compensation governance	Page 34

Compensation overview	Page 35

COMPENSATION

EXECUTIVE SUMMARY

SHAREHOLDER

EXPERIENCE LINK:

If share price
declines, executive
pay declines

BASE SALARIES:

Frozen for all
officers and
mine general managers

PERFORMANCE DRIVERS:

Safety, safe production, cost management, financial
discipline

30	Page - COMPENSATION EXECUTIVE SUMMARY

LETTER TO SHAREHOLDERS

Fellow Shareholders,

Our Board, on the recommendation of our Compensation Committee, ensures that our executive pay programs are designed to pay for performance, while allowing Goldcorp to attract and retain the talent that is essential to delivering against our long-term strategy. We believe in providing clear and comprehensive disclosure to help you, our shareholders, understand how (i) our compensation plans are structured, (ii) we assess performance, and (iii) this performance leads to pay outcomes that are aligned with our shareholders’ experience.

This letter provides an overview of how the Board assessed performance in 2015 and highlights resulting executive pay decisions. Additionally, we summarize our 2015 “say on pay” results (based on compensation paid to executives during the year ended December 31, 2014), input from shareholders and resulting initiatives. We also outline key changes to the program for 2016 that we believe will further strengthen our pay for performance alignment and ensure our leaders are aligned with shareholders.

Goldcorp’s Performance in 2015

During 2015, Goldcorp remained focused on our strategy to provide our shareholders with superior returns while maintaining our company-wide commitment to safe, responsible mining and sustainability excellence. Among other things, we:

›	increased gold production to a company-record of 3.46 million ounces;

›	maintained our growth pipeline by acquiring the Borden gold project;

›	entered into a 50/50 joint venture with Teck Resources Limited to form “Project Corridor”;

›	continued our strategy to divest non-core assets with the divestiture of the Wharf mine located in South Dakota, USA and the sale of our remaining equity holding in Tahoe Resources Inc.;

›	realized a 45% year-over-year reduction in our capital spending; and

›	achieved a 6% decrease in our 2015 all-in sustaining costs.

Operating in an industry as complex as ours means we have to respond to unforeseen and unpredictable challenges. At Goldcorp, safety is our primary corporate objective and in 2015 we decreased our All-Injury Frequency Rate by more than 10% year over year and successfully operated for 27 months without a fatality. However, despite our best efforts and constant vigilance, in November 2015 we had a fatal accident at our Musselwhite mine showing us that we have more work to do.

We faced other challenges in 2015; we failed to fully replace our gold reserves and as a result of factors including ongoing volatility and sustained decline in gold, silver, copper, lead and zinc prices, we also recognized an impairment charge of $3.9 billion (net of tax) in the fourth quarter1. For further information on our 2015 performance please refer to pages i and ii of the Executive Summary and pages 46 to 52.

In light of the weakness in our share price performance and operational challenges faced during the year, the Board, upon the recommendation of the Compensation Committee after review and discussion with Mr. Jeannes, the former CEO, exercised discretion and reduced the corporate performance score for the year ended December 31, 2015 from 77% (calculated per the corporate scorecard) to 55% as detailed on pages 39 to 40 and 57

2015 Say on Pay & Shareholder Engagement

Goldcorp has in place policies and long-standing shareholder outreach programs and routinely interacts with shareholders on a number of matters, including executive compensation. The Board considers all constructive feedback received regarding executive compensation.

31	Page - COMPENSATION EXECUTIVE SUMMARY

At last year’s annual and special meeting of shareholders held on April 30, 2015, the advisory “say on pay” resolution received the support of 89.2% of the votes cast, compared to 74.8% in 2014. This result demonstrated that an increasing number of shareholders are in agreement that the Board’s approach to assessing executive compensation is consistent with their expectations. It also indicates that we have made significant progress in achieving our goal to better communicate the Board’s approach to ensuring our executive pay is aligned with long-term sustainable value creation. Notwithstanding these positive results, we have continued to seek and incorporate shareholder feedback in our compensation decisions for 2016 and made additional enhancements. At the 2016 annual and special meeting of shareholders, we will again hold an annual advisory vote to approve executive compensation. The Board will continue to engage with you, our shareholders, and consider the results from this year’s and future advisory votes on executive compensation as well as your feedback. Please refer to the Advisory Vote on Executive Compensation section on page 12 for further details on the actions taken by us to continue to improve our disclosure.

2015 CEO Compensation and Link to Performance

After reviewing both Goldcorp’s and Mr. Jeannes’, the former CEO, performance in 2015, and reflecting upon the results of our corporate scorecard, the Board awarded a short-term incentive plan payout of approximately 71% of target ($972,695), a decline of 18% in dollar terms from 2014 ($1.19 million). The former CEO’s total compensation was approximately $7.4 million for the year, down from $8.5 million in 2014, a reduction of 13%. Salary and long-term incentive levels remained unchanged from 2014 but decreased in US dollar terms.

Over the past three years, the value of our former CEO’s “take home pay” (annual salary, actual bonuses and equity plan payouts), together with the annual changes in the value of his outstanding equity, has amounted to 53% of his total reported compensation, a decline in value of 47%. As a result, we believe that our former CEO’s compensation was sensitive to our performance and aligned with our shareholders’ experience. For further details, please see page 72.

Compensation Changes for 2016 and Beyond

As part of our ongoing review of our compensation programs, and consistent with our commitment to performance, the Board approved a number of changes to our executive compensation programs for 2016 which further strengthen the alignment between pay and performance.

We launched a re-designed 2016 scorecard for short-term incentives. Performance will be measured against four categories comprised of the following objective measures: Operational Excellence; Financial Excellence; Growth; and Leadership. We believe this re-design will support the Board and the Compensation Committee in aligning pay with performance while providing our shareholders with a broader overview of our performance.

In recent years, executive long-term incentive awards have been granted based on a target grant-date award value determined as a multiple of base salary. Given ongoing pressure on gold and other commodities prices, and the resulting decline in our share price, the Compensation Committee and Board determined this methodology would result in a significant, and inappropriate, increase in the number of units (i.e. stock options, performance and restricted share units) granted under each plan. Accordingly, the number of units awarded under each of the long-term incentive plans in 2016 was based on a fixed number of units methodology which was generally consistent with the number of units granted in 2015. This resulted in year over year reduction in the grant-date value of long-term incentives of approximately 19% in Canadian dollar terms.

The Board has also adjusted director compensation to better align with that of the executive team. Commencing in 2016, our compensation will be paid in Canadian dollars rather than United States dollars. For retainers and meeting/travel fees, this change has resulted in a year-over-year reduction in director compensation of approximately 28% in Canadian dollar terms at the exchange rate for 2015. We have also fixed the number of restricted share units granted in 2016 to equal the number granted in 2015 and aligned the timing of the grant to be consistent with that for executive equity awards.

32	Page - COMPENSATION EXECUTIVE SUMMARY

Conclusion

The Board and the executive team remain committed to moving your company forward with one clear priority: delivering superior growth and performance for you, our shareholders. The Board has the utmost confidence in the talent and determination of the executive team as we work to continue to execute on our strategy and deliver improved results.

The Board is also committed to linking executive compensation and shareholder value. We are confident that the changes to our programs enhance this alignment and ensure the experience of our executives is consistent with that of shareholders. We remain committed to continually reviewing and, where appropriate, improving our compensation and disclosure practices.

On behalf of the Board and the Compensation Committee, we thank you for taking the time to read our disclosure and encourage you to vote in favour of our approach to executive compensation.

Sincerely,

“Ian W. Telfer”	“Douglas M. Holtby”

Chairman of the Board	Chair of the Compensation Committee

Note:

1.	Refer to our management discussion and analysis dated February 25, 2016 for additional information.

33	Page - COMPENSATION EXECUTIVE SUMMARY

COMPENSATION GOVERNANCE

2015 Named Executive Officers

Name	Title
Charles A. Jeannes	President and CEO for the year ended December 31, 2015
Lindsay A. Hall	Former Executive Vice President and Chief Financial Officer (CFO)
George R. Burns	Executive Vice President and Chief Operating Officer (COO)
Charlene A. Ripley	Executive Vice President and General Counsel
Russell D. Ball	Executive Vice President, Chief Financial Officer and Corporate Development

In this circular, we refer to the above executive officers as named executive officers or NEOs.

Below are some of the key policies and processes in place to ensure good governance over our executive compensation practices.

Our Compensation Practices

Pay for performance – 84% of the compensation for the former CEO is at-risk pay – variable, contingent on performance and not guaranteed	Page 54
Robust performance metrics – we review our performance goals for our annual and long-term incentive awards to ensure the objectives and metrics focus our NEOs on the right activities and provide an important assessment of our performance	Page 56
Review of pay comparator group – our pay comparator group is reviewed annually by the Compensation Committee and adjusted, when necessary, to ensure its composition remains a relevant and appropriate comparison for our executive compensation program	Page 51
Caps on incentive payouts – no matter what the results are, payouts under our short-term incentive plan and number of performance share units vesting in our performance share unit plan cannot exceed 200% of target	Pages 60 and 62
Meaningful share ownership guidelines – our CEO and EVPs must own common shares in Goldcorp worth at least two times the value of their base salary (four times for the CEO). This alignment with shareholders is further reinforced by the requirement that ownership be fulfilled with actual common shares (i.e. we do not include unvested restricted share units, performance share units or unexercised stock options toward ownership requirements)	Page 84
Clawback of compensation – our policy now covers the CEO, CFO and EVPs and applies to both short-term and long-term incentives	Page 43
Double triggers – severance provisions in our employment agreements and long-term incentive plans only trigger when there is both a change of control and a termination of employment	Page 93
Employment agreements – we use employment agreements to protect proprietary knowledge obtained while at Goldcorp	Page 93
Comprehensive management of compensation risk – we implement processes throughout our compensation programs to ensure they do not encourage excessive risk taking. These are supported by our Enterprise Risk Management system	Page 121
Independent advice – the Compensation Committee has its own independent advisor	Page 40
No hedging – directors, executives and employees are prohibited from hedging our securities that they beneficially own, directly or indirectly, or exercise control or direction over	Page 44
No accelerated vesting of equity compensation – no extension of terms or acceleration of any vesting of RSUs, PSUs or stock options	Pages 140, 142 and 144
No tax gross-ups – we don’t provide additional pay to our NEOs to minimize or equalize tax treatment

34	Page - COMPENSATION EXECUTIVE SUMMARY

COMPENSATION OVERVIEW

2015 Compensation

On behalf of the Board, the Compensation Committee is pleased to present to you highlights of our 2015 executive compensation program.

›	Froze base salaries for all executives for the third consecutive year (see page 54)

›	Corporate scorecard result was below target at 55%. This score reflects a reduction from the corporate score of 77% after the exercise of discretion by the Board, upon recommendation of the Compensation Committee, in consultation with Mr. Jeannes, the former CEO. This exercise of discretion demonstrates our commitment to the integrity of our short-term incentive plan governance, thus aligning bonuses with performance (see page 57)

›	Increased rigour by adopting more clearly articulated objective milestones for Goldcorp’s strategic initiatives (weighted at 20%) in our short-term incentive plan (see page 58)

›	Increased performance share units in our long-term incentive plan mix to 50% (from 33.3%) for the former CEO and Executive Vice Presidents while reducing the proportion of stock option grants to 25% (from 33.3%) (see page 61)

›	Goldcorp’s Relative TSR outperformed the S&P/TSX Global Gold Index on a relative basis by 6.2%; however, we experienced negative Absolute TSR (as defined on page 62) during the three-year performance period from 2012 to 2015 and, therefore, no multiplier was applied to performance share units vested and paid in February 2015 (see page 64)

›	Extended clawback provisions to all Executive Vice Presidents to include long-term incentives as well as short-term incentives

›	Expanded share ownership requirements (as a multiple of base salary) to include all SVPs, VPs and MGMs, which ownership requirement can only be fulfilled based on ownership of common shares, and not unvested performance share units, restricted share units or unexercised stock options

Decisions made for 2016

Long-term incentive awards grant methodology	2016 long-term incentive awards granted by using the 2015 grant-date fair value of awards to determine the number of units granted	This adjusted methodology was undertaken to ensure that executives would not receive significantly increased number of units given the lower share price. 2016 methodology resulted in a year-over-year reduction in long-term incentive award value of approximately 19% in Canadian dollar terms

Long-term incentive mix	Increased proportion of performance share units for SVPs to align with EVPs by reducing restricted share units and stock options. Also granted performance share units to VPs and MGMs by reducing proportions of stock options and restricted share units	To increase executive focus on relative and absolute long-term share price outperformance

Short-term incentive plan	Re-design of our corporate scorecard for 2016 compensation	Designed to focus executives on four key areas: Financial Excellence, Operational Excellence, Growth and Leadership

35	Page - COMPENSATION EXECUTIVE SUMMARY

On February 25, 2016, Goldcorp announced that Mr. Charles A. Jeannes retired from his position as President and CEO, and will retire as a director effective on April 28, 2016, and that Mr. David Garofalo assumed the role of President and CEO as of February 29, 2016, and is a nominee for election as a director at the meeting. The compensation for Mr. Garofalo is aligned with our existing compensation philosophy, including change of control entitlements at 2x salary and bonus (which is reduced from 3x salary and bonus for the outgoing CEO). Disclosure regarding Mr. Garofalo’s compensation will be reflected in the management information circular for the year ending December 31, 2016. Upon Mr. Jeannes’ retirement he will not receive any retirement bonus or additional compensation as a result of his resignation other than as set out under his employment agreement and disclosed herein (see page 93), which compensation will be reported in the management information circular for the year ending December 31, 2016.

36	Page - COMPENSATION EXECUTIVE SUMMARY

  In this section you can read about:

Compensation roles and decisions	Page 38

Compensation philosophy and principles	Page 42

Compensation risk management	Page 43

Pay positioning, performance peer group and pay comparator group	Page 45

Compensation elements	Page 53

Retirement and other benefits	Page 67

COMPENSATION

DISCUSSION AND

ANALYSIS

SIX PRINCIPLES OF

EXECUTIVE

COMPENSATION:

Aligned

Transparent

Strategic

Competitive

Risk-Sensitive

Responsive

PAY

POSITIONING

Target base salary

between 50th and 75th percentile of the Pay Comparator

Group

Total direct compensation

capped at 75th percentile of the Pay Comparator Group

37	Page - COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION ROLES AND DECISIONS

2015 Compensation Committee Mandate

As needed

›	Review appointment or discharge of any member of executive management

›	Approve quarterly new hire exceptional long-term incentive grants

›	Initiate special projects

›	Review management organizational structure and CEO’s proposals for changes

38	Page - COMPENSATION DISCUSSION & ANALYSIS

Decision Making Process

Role of the Compensation Committee

The Compensation Committee reviews, and recommends to the Board, compensation policies and processes and any new incentive compensation and long-term compensation plans or changes to such plans.

During 2015, the Compensation Committee, with support from its independent consultant, undertook the following activities:

›	Reviewed and recommended the compensation philosophy and guidelines for named executive officers to the Board for consideration and approval

›	Reviewed the pay comparator group, the target competitive positioning for our executive compensation program and the performance peer group of gold companies to demonstrate the link between pay and performance

›	Reviewed our compensation practices against the pay comparator group

›	Reviewed our corporate goals and objectives for recommendation to the Board

›	Made recommendations to the Board with respect to incentive awards, perquisites, remuneration, benefits, stock options and equity-based compensation plans and any other agreements with named executive officers

›	Led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the Board for approval

Role of the Board

The Board makes final decisions on overall executive compensation, including the CEO’s pay each year. It does so after receiving advice and recommendations from the Compensation Committee. The Board also reviews and discusses the policies and processes followed by the Compensation Committee in making its executive compensation recommendations.

39	Page - COMPENSATION DISCUSSION & ANALYSIS

In spite of a final score on the short-term incentive corporate scorecard, the Board may use discretion when it makes final executive compensation decisions in order to adjust that score up or down to better reflect performance. Notwithstanding improvements we made to our corporate performance scorecard in 2015 to provide more objective measures and to decrease the subjective component, the Board believed that corporate performance was not accurately reflected in the performance score achieved on the scorecard for 2015. As a result, the Board exercised its discretion in making final executive compensation decisions for 2015 and reduced the corporate score result from 77% to 55%. See page 57 for details regarding how this discretion was exercised in 2015.

Role of Management

The CEO and other executive officers provide perspectives on the business context and contribute to the compensation decisions each year. During 2015, they made recommendations to:

›	The Board on annual business goals and performance objectives to align the executive officers and employees throughout Goldcorp

›	The Compensation Committee on corporate scorecard and strategic initiatives results in the context of the short-term incentive plan

›	The Compensation Committee on executive officers’ base salary adjustments, target annual bonus awards and actual payouts, stock-based grants and long-term incentive grants

›	The Compensation Committee on participation in equity-based compensation plans

Executive officers, including the CEO, do not make recommendations on their own compensation packages. The Compensation Committee reviews and exercises its discretion and may modify any proposal from management before advising or making recommendations to the Board.

Role of the Compensation Consultants

Independent Consultant

The Compensation Committee has full authority to retain an independent compensation consultant to provide advice. When the Compensation Committee made its decision to engage Hugessen Consulting Inc. (Hugessen), it considered:

›	Whether the consultant provided other services to us

›	The policies and procedures of the consultant designed to prevent conflicts of interest

›	Whether the consultant had a business or personal relationship with any member of the Compensation Committee

›	Whether the consultant had a business or personal relationship with any of our officers

›	The fees for the engagement as a percentage of firm revenue

›	Whether the compensation consultant owns any of our common shares

Hugessen provided a letter to the Compensation Committee confirming their independence and affirming that no senior executive of Hugessen has any business, professional or commercial relationship with Goldcorp or any member of executive management. Hugessen has been retained by the Compensation Committee since 2011.

During 2015, Hugessen:

›	Provided advice on executive compensation matters, including information, analyses and advice regarding executive compensation, as described in this circular

›	Completed a year-end review of, and provided input on, executive management’s proposals with respect to the size, mix and design of total direct compensation

›	Provided updates on compensation, governance and regulatory trends

›	Supported drafting of 2015 CD&A and Compensation Committee’s shareholder outreach initiatives

40	Page - COMPENSATION DISCUSSION & ANALYSIS

All of the Compensation Committee recommendations to the Board with respect to the amount or form of executive and director compensation are made by the Compensation Committee alone. Those recommendations may reflect factors and considerations other than the information and advice provided by Hugessen.

Management Consultant

Willis Towers Watson (formerly Towers Watson), provides compensation advice and other related services to management each year. Willis Towers Watson has been retained by us since 2007.

During 2015, they provided the following services:

›	Reviewed the market competitiveness of the named executive officers’ compensation

›	Reviewed the market competitiveness of the Board’s compensation

›	Prepared a document summarizing trends in governance and executive compensation

›	Updated the compensation program risk assessment (see page 43)

›	Analyzed the pay-for-performance alignment of our named executive officers compared to our pay comparator group

›	Reviewed the executive compensation comparator group

›	Assisted management with a review of potential performance measures for the performance share unit plan

›	Reviewed and commented on the management information circular

Compensation Consultant Fees

Consultant	Type of Work	2015 Fees ($)[1]	2014 Fees ($)[2]
Willis Towers Watson	Executive compensation-related fees	156,385	190,936
	Other fees – assistance with management compensation framework and other general compensation-related work	38,742	Nil
Total		195,127	190,936
Hugessen	Executive compensation-related fees	204,355	173,683
	Other fees	Nil	Nil
Total		204,355	173,683

Notes:

1.	Converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.

41	Page - COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION PHILOSOPHY AND PRINCIPLES

Our long-term strategy is central to all of our business decisions, including decisions around executive compensation. We endeavour to provide our shareholders with superior returns while maintaining our company-wide commitment to safe, responsible mining and sustainability excellence. We balance the need to attract the high-caliber executives crucial to our success with the need to provide compensation programs that are fair and reasonable from the perspective of our shareholders. We do this by considering the following key principles and goals when designing our executive compensation programs.

These six principles guide Goldcorp’s overall compensation philosophy:

›     Aligned – we use equity-based incentives to align executives’ long-term financial interests with those of our shareholders

›     Transparent – ensures executives and shareholders understand the executive compensation program – how it works, the goals it seeks to promote and the compensation levels and opportunities provided

›      Strategic – reinforces our business strategy by linking key performance indicators to compensation in both annual and long-term components

›      Competitive – ensures we can recruit and retain experienced, high-caliber executives in the highly competitive mining industry, while being fair and reasonable to our shareholders

›     Risk-sensitive – supports our Enterprise Risk Management system and ensures management’s plans are focused on generating shareholder value within a risk-controlled environment

›     Responsive – to the fluctuation of commodity prices by emphasizing operational performance measures that are directly influenced by the prices of gold, silver, copper, lead and zinc

42	Page - COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION RISK MANAGEMENT

Compensation Risk Practices

Every year, the Compensation Committee and the Board each review our business strategy and compensation programs in order to assess and manage compensation risk and consider the implications on our compensation program of any significant shifts in business strategy or policies. They also employ a number of specific strategies set out below to identify and manage compensation risk.

Compensation Risk Management At-A-Glance

Portfolio approach to long-term incentives – we incorporate both time and performance vesting features into our performance share units, restricted share units and stock options	Page 53

Balanced pay mix/measures – a balance of fixed/variable and short/long-term incentives provides a strong pay-for-performance link and mitigates the risk of encouraging short-term goals at the expense of long-term sustainability and shareholder value	Page 54

Holistic assessment of strategic initiatives – we look at both the quality and sustainability of results on strategic initiatives when we evaluate performance	Page 58

Payout caps – we have maximum payout limits of 200% under our short-term incentive (bonus) plan and performance share unit plan, being the largest component of our long-term incentive program	Pages 60 and 62

Overlapping performance cycles – we encourage sustained performance by providing overlapping performance cycles under the performance share unit plan	Page 61

Board discretion – the Board may adjust overall compensation or performance results as they see fit by exercising discretion to ensure reasonable performance awards	Page 40

Share Ownership Guidelines – our guidelines align the interests of our executives, SVPs, VPs and MGMs with the long-term performance of the organization and the interests of shareholders; ownership requirement can only be fulfilled based on ownership of common shares, and not unvested PSUs, RSUs or unexercised stock options	Page 84

Clawback policy – covers short- and long-term incentives awarded to CEO, CFO and all EVPs in situations where incentive compensation is found to be erroneously earned due to material restatement of financial results because of misconduct or fraud	Page 43

Double trigger vesting of equity upon change of control – equity awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or good reason), reducing the risk following a change of control	Page 93

To identify any potential risks in the compensation program, during the year ended December 31, 2015, the Compensation Committee engaged Willis Towers Watson to provide its annual update to the risk assessment report originally prepared in 2012. The 2015 report included a risk assessment of our compensation programs through a qualitative review process that included: pay philosophy and policies; incentive plan design; performance measurement; and governance. Based on the 2015 report and its annual assessment, the Compensation Committee concluded that there were no significant risks arising from our compensation policies and practices that are likely to have a material adverse effect on Goldcorp. In forming this conclusion, consideration was given to the limited compensation-related risks within the broader organization, the involvement and authority of the Board in both compensation and risk management oversight and the presence of effective risk mitigating practices in the design of compensation programs.

Clawback of Compensation

Prior to 2015, we had adopted a clawback policy that applied only to the annual bonus paid to the CEO and CFO. Effective for the financial year ended December 31, 2015 and going forward, the Board ratified an updated compensation clawback policy which now covers all Executive Vice Presidents. Under the policy, every executive

43	Page - COMPENSATION DISCUSSION & ANALYSIS

agrees to have their incentive compensation (annual bonus and long-term incentives) clawed back if there is a material financial restatement and the executive engaged in misconduct that resulted in higher incentive compensation than he or she would have received absent the misconduct.

We continue to monitor regulatory developments regarding clawbacks in both Canada and the US and we will review our guidelines accordingly.

Succession Planning

The Board is responsible for ensuring there is an orderly succession plan for the position of President and CEO and that the CEO has a succession planning process in place for other members of senior management in key positions. Accordingly, the CEO prepares a succession planning report with respect to the executive management team members and, with the input of his direct reports, prepares a succession planning report for other key positions. He presents both succession planning reports to the Board for their review.

Additionally, the Board ensures the succession plan includes a process that would respond to an emergency situation which requires an immediate replacement of the incumbent CEO or any of their direct reports.

The Board ensures there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to Goldcorp functions where they can interact with the Board more informally.

On February 25, 2016, Goldcorp announced that Charles A. Jeannes retired from his position as President and CEO, and will retire as a director effective on April 28, 2016. After a thorough review undertaken by the non-executive directors, it was determined that Mr. David Garofalo will succeed Mr. Jeannes as President and CEO, which became effective on February 29, 2016, and, accordingly, he is a nominee for election as a director at the meeting.

Hedging Policy

Directors, officers and employees are prohibited from hedging Goldcorp securities that they beneficially own or exercise control over. This includes a prohibition on trading in publicly traded options, puts, calls or other derivative instruments related to our securities.

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PAY POSITIONING, PERFORMANCE PEER GROUP AND PAY COMPARATOR GROUP

The Compensation Committee believes it is appropriate to monitor compensation levels by benchmarking against similar companies. In this way, we can ensure our compensation programs are:

›	Competitive in the marketplace for talent

›	Financially disciplined to support the interests of our shareholders

The following section details our benchmarking positioning and the two comparator groups we use to monitor and benchmark our compensation programs: a performance peer group used to determine our performance relative to our industry peers; and a pay comparator group used to benchmark and review our executive compensation relative to our peers.

Benchmarking Positioning

Annually, Willis Towers Watson provides information on compensation levels and programs at both the 50th and 75th percentiles among the pay comparator group. We aim to set base salary between the 50th and 75th percentile and total direct compensation (i.e. base salary, target bonus and long-term incentives) at no more than the 75th percentile of the pay comparator group.

Why Two Peer Groups?

In 2008, we introduced the peer group list of companies (what we now call our pay comparator group) against which executive compensation was benchmarked. At this time the gold price was increasing at an accelerated rate with industry executive compensation keeping pace. In response to this, and in order to ensure a fiscally responsible approach to benchmarking executive compensation, the Compensation Committee introduced a broader mix of companies to the pay comparator group. The criteria used to select the companies in this group is detailed on page 51.

In 2015, the Compensation Committee introduced the performance peer group with the objective of more clearly demonstrating the link between pay and performance. This group was designed specifically to measure our performance against our gold mining peers who are subject to similar commodity cycles and external market forces. More information on this peer group can be found below.

The Compensation Committee believes it is important to retain both groups given their distinct purposes. At such time as the prices of gold, silver, copper, lead and zinc rebound, we will continue to be financially disciplined in our benchmarking approach given the mix of companies included in our pay comparator group. See page 51 for more information on our benchmarking positioning.

Performance Peer Group

“Pay for performance” is a fundamental goal in our compensation philosophy and we use variable compensation elements to ensure that compensation paid to executives aligns with our performance. In assessing this performance, it is important to review companies that were subject to similar commodity cycles and external market forces to determine our performance relative to our peers.

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The performance peer group consists of 10 senior gold companies that form the majority of the gold producing constituents of the S&P/TSX Global Gold Index1 as at December 31, 2015.

Peer	Stock Exchange Symbol	Revenues ($ millions)[2]		Production (m/oz)[2]		1-Year TSR (Annualized)[3]	3-Year TSR (Annualized)[4]
		FY2015		FY2015		FY2015	FY2015
Agnico Eagle Mines Limited	NYSE:AEM	$1,985		1,671		7%	-19%
AngloGold Ashanti	NYSE:AU	$4,015		3,830		-18%	-39%
Barrick Gold Corporation	NYSE:ABX	$9,029		6,117		-30%	-38%
Eldorado Gold Corp.	NYSE:EGO	$1,068	[5]	724		-51%	-38%
IAMGOLD Corporation	NYSE:IAG	$917		806		-47%	-49%
Kinross Gold Corporation	NYSE:KGC	$3,052		2,595	[6]	-35%	-42%
Newcrest Mining Limited[7,8]	ASX:NCM	$3,644		2,423		6%	-26%
Newmont Mining Corporation	NYSE:NEM	$7,729		5,035		-4%	-25%
Randgold Resources Limited	NASDAQ:GOLD	$1,017		1,059		-7%	-14%
Yamana Gold, Inc.	NYSE:AUY	$1,825		1,275	[6]	-52%	-49%
25th Percentile		$1,055		996		-48%	-44%
Median		$2,519		2,047		-24%	-38%
75th Percentile		$4,944		4,131		-2%	-24%
Goldcorp	NYSE:GG	$4,375		3,464		-35%	-29%
Goldcorp Percentile Rank		74		70		37	61

Notes:

1.	S&P/TSX Global Gold Index is calculated based on a modified market capitalization approach such that no individual company can have a weight in the Index greater than or equal to 25%.
2.	Based on publicly available information of the companies in our performance peer group.
3.	1-Year TSR calculated as [Share Price (December 31, 2015) – Share Price (December 31, 2014) + Dividends (December 31, 2014 to December 31, 2015)/Share Price (December 31, 2014)].
4.	3-Year TSR calculated as Share Price change from December 31, 2012 to December 31, 2015 plus Dividends paid during the same period annualized.
5.	Fiscal year 2015 results not yet available. Reflects fiscal year 2014.
6.	On a gold equivalent basis.
7.	Fiscal year end is June 2015.
8.	Revenue has been converted to US dollars using the 2015 average exchange rate of A$1.00 = $0.8388 as reported in Newcrest’s 2015 annual report. For the TSR calculations, share prices have been converted to US dollars using the exchange rates of A$1.00 = $1.0383, A$1.00 = $0.8183, A$1.00 = $0.7283, at December 31, 2012, December 31, 2014, and December 31, 2015, respectively.

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How We Define Performance at Goldcorp

In 2015, while the price of gold declined 10%, as a commodity it performed stronger compared to other commodities, including oil, copper and silver.

Note:

1.	Bloomberg as of December 31, 2015.

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Increasing Production and Reducing Capital Costs1, 2

The charts below illustrate that over the last four years our production has been steadily increasing (an increase of 44% from 2012 to 2015) while our costs, including all-in sustaining costs are now at 2012 levels with capital expenditures, declining by 52% during the same period.

Notes:

1.	Source: Goldcorp reports.
2.	These are non-GAAP measures. For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 152.

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Total Shareholder Return

Over the last three years (2013 to 2015), our Total Shareholder Return declined less than many of those in our performance peer group, as indicated in the chart below, illustrating our belief that on a relative basis we outperformed those same peers on this metric.

Notes:

1.	Source: S&P Capital IQ
2.	3-Year TSR calculated as Share Price change from December 31, 2012 to December 31, 2015 plus Dividends paid during the same period annualized.

Notes:

1.	Source: S&P Capital IQ
2.	TSR calculated as [Share Price (December 31, 2015) – Share Price (December 31, 2014) + Dividends (December 31, 2014 to December 31, 2015)/ Share Price (December 31, 2014)] in USD.

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Strong Balance Sheet Maintained

We believe we have been able to maintain a strong balance sheet despite the challenging environment currently faced by the gold mining industry. We believe that we are in a strong position in terms of cash and liquidity, with an undrawn revolving credit facility as of December 31, 2015.

Notes:

1.	Based on financial information as of December 31, 2015. At December 31, 2015, the Company had $3.5 billion of liquidity, consisting of $0.4 billion of attributable cash & cash equivalents, $0.1 billion of money market investments, and $3.0 billion undrawn on its $3.0 billion revolving credit facility.
2.	Stock prices and exchange rates as of December 31, 2015. All amounts as reported in company financial statements excluding capital leases. Goldcorp’s and Barrick’s net debt position adjusted to include applicable share of total Pueblo Viejo project debt of $677M.
3.	Net Debt/Market capitalization is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company’s debt levels relative to its peers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and it has no standardized meaning. Net debt is calculated, on an attributable basis to include the Company’s share of Alumbrera and Pueblo Viejo, by adding short term and long term debt less cash and cash equivalents. Market capitalization is information retrieved from Capital IQ and uses the outstanding number of shares of a company multiplied by its share price as at a certain time period. To reconcile Net Debt to a GAAP measure Goldcorp’s 40% share of debt from Pueblo Viejo of $271M is deducted. For further details regarding non-GAAP measures, such as net debt, please see “Non-GAAP Measures Advisory” on page 152.

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All-In Sustaining Costs (AISC)1

We use an industry standard AISC metric. In 2015, our AISC of $894 was slightly above the median AISC of $868 for our performance peer group as indicated in the chart below.

Notes:

1.	Source: Goldcorp results.
2.	Randgold does not disclose AISC.
3.	For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 152.

Monthly Dividend to Shareholders while Delivering Free Cash Flow3

During 2015, we continued to deliver a dividend to our shareholders while generating free cash flow. Our dividend yield was one of the highest in our peer group.

Notes:

1.	Source: Goldcorp results.
2.	Source for dividend yield chart: IPREO.
3.	For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 152.

Pay Comparator Group

The competitive positioning of executive compensation is monitored and maintained using a pay comparator group, which is carefully reviewed and approved every year by the Compensation Committee with guidance from Willis Towers Watson. This group reflects our competitive marketplace in terms of geography, industry, revenue, assets and market capitalization. The Compensation Committee uses the market data as a source of reference when making its recommendations to the Board, while at the same time considering the scope, responsibilities and accountability of our executives, which, at times, can be broader than their respective job titles indicate.

The selection criteria for our pay comparator group was developed in order to achieve the following objectives:

›	Adding a mix of industries and entities subject to different sales/market cycles intended to provide more stability in the market data for salaries used in our benchmarking data

›	Including companies outside our industry that are headquartered in Vancouver

›	Focusing on North American companies for a more direct comparison of executive pay practices

51	Page - COMPENSATION DISCUSSION & ANALYSIS

We used the following criteria for choosing the pay comparator group:

›	Companies engaged in mining or the resources industry and are headquartered in North America

›	Companies facing similar industry dynamics – that is, capital intensive and subject to commodity price cycles

›	Companies that reflect the competitive marketplace for executive management talent

›	Publicly traded companies

Pay Comparator Group for 2015

Peer	Category	Head Office Location	2015 Revenues[1,2] ($ millions)	2015 Market Capitalization[1,2] ($ millions)	Assets[1,2] ($ millions)
Agnico Eagle Mines Limited	North American Gold Mining	Toronto, Ontario	$1,985	$5,714	$6,683
Agrium Inc.	Canadian Resource Industry	Calgary, Alberta	$14,795	$13,362	$16,377
Barrick Gold Corporation	North American Gold Mining	Toronto, Ontario	$9,029	$9,327	$26,308
Cameco Corporation	Canadian Resource Industry	Saskatoon, Saskatchewan	$2,154	$5,283	$6,877
Canadian Natural Resources Limited	Canadian Resource Industry	Calgary, Alberta	$9,668	$25,863	$46,353
Cenovus Energy Inc.	Canadian Resource Industry	Calgary, Alberta	$10,216	$11,402	$20,169
Cliffs Natural Resources Inc.	North American Other Mining	Cleveland, Ohio	$2,013	$242	$2,136
Eldorado Gold Corp.[3]	North American Gold Mining	Vancouver, British Columbia	$1,068	$2,295	$7,397
Encana Corporation	Canadian Resource Industry	Calgary, Alberta	$4,422	$4,622	$15,644
Finning International Inc.	Corporate Office Location	Vancouver, British Columbia	$4,841	$2,473	$3,994
Freeport-McMoRan Copper & Gold Inc.	North American Other Mining	Phoenix, Arizona	$15,877	$8,056	$46,577
IAMGOLD Corporation	North American Gold Mining	Toronto, Ontario	$917	$606	$3,251
Kinross Gold Corporation	North American Gold Mining	Toronto, Ontario	$3,052	$2,250	$7,735
Newmont Mining Corporation	North American Gold Mining	Denver, Colorado	$7,729	$9,519	$25,182
Potash Corp of Saskatchewan Inc.	Canadian Resource Industry	Saskatoon, Saskatchewan	$5,791	$15,476	$17,469
Teck Resources Inc.	North American Other Mining	Vancouver, British Columbia	$6,459	$2,428	$27,126
TELUS Corporation	Corporate Office Location	Vancouver, British Columbia	$9,720	$17,949	$20,649
Yamana Gold Inc.	North American Gold Mining	Toronto, Ontario	$1,825	$1,902	$9,518
25th Percentile			$2,006	$2,284	$6,829
Median			$5,316	$5,498	$16,011
75th Percentile			$9,681	$11,892	$25,464
Goldcorp			$4,375	$10,378	$21,428
Goldcorp Percentile Rank			42	71	69

Notes:

1.	Capitalization as at December 31, 2015. Revenue and assets are as of fiscal year end according to the most recent financial information publicly available for these companies.
2.	Where necessary, values have been converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
3.	Fiscal year 2015 results not yet available. Reflects fiscal year 2014.

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COMPENSATION ELEMENTS

We offer a total compensation package to our named executive officers that is aligned with our compensation philosophy and principles.

2015 Pay Elements

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Executive Target Pay Mix

Each of our named executive officers receives a combination of the three main elements of pay. The “at-risk” component of total compensation is 84% for our former CEO and 79% for our Executive Vice Presidents. Approximately 63% of executive compensation is in the form of long-term incentives – performance share units, restricted share units and stock options.

President & CEO	Executive Vice President

Base Salary

A named executive officer’s base salary is targeted between the 50th and 75th percentile of the pay comparator group, depending on the Compensation Committee’s assessment of that executive and the recommendation of the CEO. The CEO does not make a recommendation with respect to their own salary or any other component of their overall compensation.

While base salaries are set considering market data for similar positions amongst the pay comparator group, individual rates generally vary based on the following factors:

›	Particular responsibilities related to the position

›	Experience level

›	Overall performance (recent and long-term)

›	Expected future contribution

›	Retention concerns

There were no increases in salary for any executive in 2015 and executive base salaries have remained the same since 2013.

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2015 Base Salaries

The Board, based on the recommendation of the Compensation Committee, approved that annual salaries would be held flat for the named executive officers effective as of January 1, 2015 (apparent decreases are due to exchange rate fluctuations) for the year ended December 31, 2015.

Executive	2015 Base Salary[1]	2014 Base Salary[2]	Change	Salary Rationale
	($)	($)	(%)
Jeannes	1,173,000	1,358,100	N/A	No increase awarded due to market conditions.
Hall	685,814	794,036	N/A	No increase awarded due to market conditions.
Burns	664,700	769,590	N/A	No increase awarded due to market conditions.
Ripley	430,100	497,970	N/A	No increase awarded due to market conditions.
Ball	586,500	679,050	N/A	No increase awarded due to market conditions.

Notes:

1.	These amounts were converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	These amounts were converted to US dollars at the exchange rate for 2014 of C$1.00 = $0.9054.

Short-term Incentives (STI) (Annual Bonus) and Goals

Bonuses are a variable and “at-risk” element of the total compensation package. The objective of the STI program is to reward named executive officers based on their performance against annual goals.

Target Bonuses and Performance Weighting

The bonus target (percentage of base salary) for 2015 was as follows:

Executive	Minimum (% of Base Salary)	Target (% of Base Salary)	Maximum (% of Base Salary)
Jeannes	0%	125%	250%
Hall	0%	80%	160%
Burns	0%	80%	160%
Ripley	0%	80%	160%
Ball	0%	80%	160%

Short-term Incentive Calculation

Bonus amounts are determined using the formula below. The performance multiplier for performance achieved can be between 0% and 200%.

Two factors are considered when determining the actual bonuses for named executive officers. The first is corporate performance and the second is the individual performance of each executive against a specific set of performance criteria for each component. The corporate performance weighting is designed to be significantly higher than the individual performance weighting in order to ensure the link between the overall corporate performance which drives shareholder value, and the actual bonus paid. The goals for both corporate performance and individual performance are set at the beginning of the year.

Executive	Corporate Performance Weighting	Individual Performance Weighting
CEO	80%	20%
EVPs	70%	30%

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Corporate Performance

The corporate component of the annual incentive program is assessed using key quantifiable metrics within a scorecard that defines how we measure our organizational performance. The corporate performance scorecard and corresponding metrics and targets are reviewed annually to ensure they remain closely aligned with our strategy and market conditions. The corporate performance scorecard is approved by the Compensation Committee at the beginning of each year. At the end of the year, the corporate performance results are presented to the Compensation Committee for recommendation to the Board for approval before any short-term bonus is calculated and awarded.

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2015 Corporate Performance Scorecard Targets and Results

A threshold, target and maximum performance goal is established and approved at the beginning of the year for each objective. Performance below threshold results in a performance score of 0% and performance scores between threshold and target, and target and maximum are determined using linear interpolation.

The scorecard includes performance of the mines that we operate and excludes our joint ventures of Pueblo Viejo and Alumbrera.

The table below indicates the 2015 corporate performance scorecard including its targets and results for our managed mines (excluding joint ventures):

= Target met	= Target partially met	= Target missed

Objective Performance Measure[1]	Weight	2015 Performance Range			Actual Result		Achievement
		Threshold (50%)	Target (100%)	Maximum (200%)
Safe Production (000’s ounces)	15%	2,784	2,931	3,077	3,009	23%
All-in Sustaining Costs[2] ($/oz)	15%	$971	$925	$833	$917	16%
Operating Costs[3] ($/oz)	15%	$580	$528	$475	$605	0%
Expansionary Capital Spend ($M)	5%	$366	$305	$274	$239	10%
Major Operational & Project Milestones[4]	5%	Various initiatives at Peñasquito, Cochenour, Cerro Negro, Éléonore and Los Filos[4]				4%
Exploration / Reserve Replacement (millions of ounces)	10%	40.52	42.65	46.92	34.63	0%
Safety – Fighting Fatalities (# of interactions)[5]	7.5%	80%	90%	98%	119	0%
Safety – All Injury Frequency Rate a10% reduction[5]	7.5%	1.38	1.24	1.10	1.26	0%
Strategic Initiatives – Goldcorp Priorities (see below)	20%	See additional information in “Goldcorp Priorities” below				24%
Calculated Corporate Score						77%
Final Total Corporate Score Approved by Board after exercise of discretion[6]						55%

Notes:
1.	Does not include our non-controlling joint venture operations of Pueblo Viejo and Alumbrera for all metrics.
2.	This is a non-GAAP measure. For further details regarding non-GAAP measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 152.
3.	Operating costs are calculated on a by-product basis.
4.	Major operational and project milestones for 2015 include: (i) completion of concentrate enrichment process and pyrite leach feasibility study report and economic model and completion of Northern Well Field at Peñasquito (35%); (ii) first production ore at Cochenour (20%); (iii) mine tonnage ramp-up and implementation of change from three shifts per day to two shifts per day at Cerro Negro (20%); (iv) declaration of commercial production and completion of the crown pillar pre-feasibility study at Éléonore (20%); and (v) completion of zero-base plan at Los Filos (5%).
5.	Entire metric defaults to zero in the event of a fatality.
6.	The Board retains full discretion in determining final scores at year end.

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Strategic Initiatives —Goldcorp Priorities

Goldcorp Priorities captured in the corporate performance scorecard are listed below. Charles A. Jeannes, the former CEO, considered achievements against these initiatives and recommended an overall score of 24% (rating of 3.4 out of 5). The Compensation Committee exercised discretion and adjusted the former CEO’s recommendation which was then approved by the Board.

= Target met	= Target partially met	= Target missed

Priorities	Measures/Milestones	2015 Results	Achievement
BUSINESS EXCELLENCE
Realize benefits from Operating for Excellence and Supply Chain programs to improve performance	› Operating for Excellence target of $175 million › Supply Chain target of $25 million	Both targets achieved
Refine long-term innovation vision and strategy	› Innovation Committee created › Strategy documented › Approved innovation investments executed with key suppliers	Two programs well advanced
Enhance Business Performance Management	› Comprehensive process assessment – April 30 › Objectives-based process redesign – May 31 › Define process roll-out – June 30 › Execute year one of the implementation plan – Dec 31	Timelines achieved on schedule and on budget. Processes require further refinement
ENVIRONMENT/CORPORATE SOCIAL RESPONSIBILITY/ CORPORATE AFFAIRS
Execute Sustainability Excellence Management System (SEMS)

›     Complete critical review and revise SEMS Standards accordingly

›      Complete SEMS audits at four sites

›     Establish process and metrics for SEMS performance measurement and reporting

›      Implement process for tracking CSR commitments

› Reviews completed for all SEMS functional areas › Audits at four sites completed › Metrics established › Tracking system implemented
Assess performance against water and energy targets

›     Establish site specific energy targets

›      Execute the site milestones established for 2015 in the Water Stewardship Strategy

›     Report progress on energy strategy metrics and water strategy milestones on internal dashboard

› Site energy targets established › Milestones executed on schedule › Dashboard completed providing progress against performance measures
Expand Corporate Affairs functions to enhance stakeholder partnerships and government relationships	› SEMS Standards applied to CSR engagement plans at all sites. › Representation at world forums	› Completed and integrating government relations and communications to SEMS standards

58	Page - COMPENSATION DISCUSSION & ANALYSIS

Priorities	Measures/Milestones	2015 Results	Achievement
FINANCE
Maintain access to capital markets at an effective cost of capital	› Maintain investment grade rating over full year › Effective cash management › Effective financial risk management	› Investment grade balance sheet maintained › Reduced working capital › Repaid liquidity revolver at end of Q4 2015
CORPORATE DEVELOPMENT / STRATEGY
Continue to enhance the portfolio through acquisitions, joint-venture opportunities and dispositions	› Quality acquisitions and joint ventures › Disposition of non-core assets › Investments in early stage exploration opportunities	› Acquisition of Probe › Acquisition of 30% and JV at El Morro › Disposal of Wharf › Disposed of 40% interest in Arturo JV and 100% of Tahoe Investment
PEOPLE
Implement behavioural-based competency and leadership development program	› StepUP behavioural program designed and implemented with go live launch in August 2015 › Pilot programs in Musselwhite & Peñasquito completed › Train the trainer designed, completed and implemented	› Designed first modules › Launched pilots on schedule › Full launch was delayed
LEGAL / RISK MANAGEMENT
Ethics & Compliance – Strengthen anti-bribery, anti-corruption compliance program	› Procedures for high-risk transactions and third parties › Structured in-person training	› Procedures developed and implemented with monthly review on any findings › Training implemented and expanded beyond original targeted group
Continue to enhance the Enterprise Risk Management Framework	› Enhance risk-related process & decisions (embedding risk management in process and decision-making)	› Regional Risk Committee implemented › Facilitated risk workshops to increase awareness on identified topics › Risk management tools refreshed and implemented globally
Execute on Commercial Practices	› Complete roll-out including in-person training for key users › Establish tools and processes to ensure buy-in and compliance	› Roll-out completed › Tools and processes established

59	Page - COMPENSATION DISCUSSION & ANALYSIS

Individual Performance

Individual performance goals for the President and CEO are reviewed by the Compensation Committee for recommendation to the Board and are approved by the Board. Individual performance objectives for our named executive officers are established by the President and CEO at the beginning of each year and complement our corporate objectives. Using our performance management process, individual performance for our executives is rated on a scale of one to five by the President and CEO, whose performance is also rated on the same scale, on the basis of a recommendation by the Compensation Committee and approval by the Board. Each rating corresponds to a percentage multiplier from 0% to 200% (score of 3 at 100%) which is applied to the individual component of the bonus. For detailed individual goals and achievements for each named executive officer, including the former President and CEO, please see their information starting on page 70.

2015 Bonus Awards

Below is the summary of the 2015 short-term incentive results and payouts to the named executive officers.

Executive	2015 Base Salary[1] ($)	Target in % of Base Salary	Performance			Actual Bonus as % of Base Salary[2]	Actual Bonus in 2015 ($)[3]
			Corporate	+	Individual
Jeannes	1,173,000	125%	80% x 55%	+	20% x 135%	89%	972,695
Hall	685,814	80%	70% x 55%	+	30% x 100%	55%	351,515
Burns	664,700	80%	70% x 55%	+	30% x 100%	55%	340,553
Ripley	430,100	80%	70% x 55%	+	30% x 165%	70%	282,820
Ball	586,500	80%	70% x 55%	+	30% x 100%	55%	300,359

Notes:

1.	These amounts were converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	These percentage amounts reflect value of bonuses at time of payment without the exchange rate effect.
3.	These bonus amounts were paid in Canadian dollars and have been converted to US dollars at the exchange rate of C$1.00 = $0.7308, the noon exchange rate for Canadian dollars in terms of US dollars, as quoted by the Bank of Canada on February 17, 2016, the date the bonuses were awarded.

The Compensation Committee is satisfied that the annual bonuses granted to executives during 2015 are aligned with our performance during the year.

60	Page - COMPENSATION DISCUSSION & ANALYSIS

Long-term Incentives (LTIs)

Our long-term incentive program aims to ensure that each named executive officer works towards increasing our share performance, and, along with shareholders, benefits from our future success. This program aims to align pay for performance, as any declines in share price have a negative impact on executive pay, while increases have a positive impact. The program also aims to mitigate against achieving short-term benefits at the expense of long-term sustainability and shareholder value. A three-year vesting element is included in all long-term incentives as an incentive for named executive officers to remain with Goldcorp.

The Compensation Committee recommends the allocation of long-term incentive awards to the Board for approval every year. The Compensation Committee considers the following factors when it makes its recommendations on individual named executive officers:

›	Contribution and value to Goldcorp in the previous year

›	Expected future contribution

›	Level within Goldcorp

›	Importance to Goldcorp of retaining the executive

›	Market competitive levels of pay

In January 2015, upon review of our current long-term incentive mix, the Compensation Committee approved a change to the CEO and the Executive Vice Presidents’ award mix to increase the weighting of performance share units (increased to 50% from a 33.3% weighting) and decrease the weighting of restricted share units and stock options (each decreased to 25% from a 33.3% weighting). This is aligned with our pay for performance philosophy and supports our continued focus on aligning the experience of our executives with that of our shareholders.

2015 Target Mix of Long-term Incentives

Position	Multiplier	Mix of LTIs
		PSUs	RSUs	Stock Options
CEO	4x base salary	50%	25%	25%
EVPs	3x base salary	50%	25%	25%

61	Page - COMPENSATION DISCUSSION & ANALYSIS

Performance Share Units

Performance share units are notional (i.e. cash-settled) share units that cliff-vest after 3-years and are paid out according to a performance multiplier and reward eligible executives based on both Total Shareholder Return relative to our gold mining peers (S&P/TSX Global Gold Index) and Absolute Total Shareholder Return. A performance multiplier is applied if we outperform our peers, up to a maximum multiplier equal to 200%. In order to ensure alignment with shareholders’ experience, if we outperform our peers in Relative Total Shareholder Return but have a negative Absolute Total Shareholder Return, the vesting of the performance share units is capped at 100% (i.e. no performance multiplier is applied).

See Schedule “B” for a summary of the terms of the performance share unit plan. On achievement of the performance metrics, each performance share unit entitles the holder to the cash equivalent of one common share at the prevailing market price at the end of the three-year performance period, as further discussed below.

Performance Cycle	Cliff-vesting at end of 3-years based on meeting specific performance criteria If annual grant is made, achieves overlapping three-year performance cycle	If performance threshold not met then no payout upon vesting Ensures executive decision–making focused on long-term sustained performance and shareholder value
Performance Measure

Relative Total Shareholder Return

Calculated, on a compound annual return (CAR) basis, comparing Goldcorp against the S&P/TSX Global Gold Index which includes companies we have identified in our performance peer group

Values calculated using the:

›      30 trading days prior to and including date of grant (for determining grant price); and

›      30 trading days prior to and including date of vest (for determining vesting price)

Absolute Total Shareholder Return

Calculated using 30 trading day volume-weighted average prices as listed on TSX at beginning and end of performance period

Relative Total Shareholder Return

Provides indication of our value creation relative to our closest peers and is a relevant Index monitored by the market

30-day volume-weighted average period mitigates volatility in share price

Absolute Total Shareholder Return

Measures how well our common shares performed over 3-year performance period

Payout/Performance Range	Graduated multiplier (from 0% to maximum of 200%) applied to number of units based on defined performance range

Hurdles, developed using past performance, reviewed regularly to ensure integrity of hurdles and appropriate link between pay and performance

Percentiles not used because relative performance is based against the S&P/TSX Global Gold Index and not specified group of companies

62	Page - COMPENSATION DISCUSSION & ANALYSIS

Settlement of Award	Based on number of units vested multiplied by the prevailing market share price at end of performance period Settled in cash 30 days following end of performance period	Using market price at end of performance period ensures: (i) alignment with shareholder experience; (ii) pay for sustained performance over three-year period; and (iii) cash does not contribute to share dilution
Treatment of Dividends	Only if underlying units vest, equivalent value of dividends paid on common shares over the period are credited as additional PSUs paid out at end of performance period. These “Distribution PSUs” are subject to prevailing performance multiplier	Alignment with shareholders’ experience “Distribution PSUs” will accumulate while we continue to pay dividends to our shareholders

The following table shows the payout multipliers based on the results of both performance metrics.

Relative TSR (calculated as CAR)	Payout Multiplier for Positive Absolute Goldcorp TSR[1]	Payout Multiplier for Negative Absolute Goldcorp TSR[1]
10 percentage points more than S&P/TSX Global Gold Index TSR	200%	100%
Equal to S&P/TSX Global Gold Index TSR	100%	100%
5 percentage points below S&P/TSX Global Gold Index TSR	50%	50%
More than 5 percentage points below S&P/TSX Global Gold Index TSR	0%	0%

Note:

1.	Linear interpolation is used to determine payout multiplier between the defined performance points. For example, if Goldcorp’s TSR is 4% below the S&P/TSX Global Gold Index, the payout is 60%.

The table above illustrates that there is more stretch required above target to reach maximum payout compared to tolerance below target where no payout is made.

During 2015, we reviewed the use of Relative Total Shareholder Return and Absolute Total Shareholder Return as metrics for the performance share unit plan. We continue to regard these metrics as appropriate due to their transparency and alignment with positive shareholder value creation.

2015 Performance Share Unit Grants

During 2015, the Board, on the recommendation of the Compensation Committee, granted a total of 346,212 performance share units to our five named executive officers.

Name	Number of PSUs	Value[1] ($)
Jeannes	137,741	2,409,299
Hall	60,399	1,056,470
Burns	58,540	1,023,953
Ripley	37,879	662,561
Ball	51,653	903,489
Total	346,212	6,055,772

Note:

1.	These amounts were calculated by multiplying the number of PSUs granted by the March 3, 2015 grant date fair value of C$21.78 and converted to US dollars at the exchange rate of C$1.00 = $0.8031 per PSU. We used a binomial lattice model for calculating the fair value of the PSUs in the table above, consistent with the methodology used for financial reporting purposes. The performance period for these PSUs expires on March 3, 2018. The key assumptions used under the binomial lattice model for the 2015 PSU awards were: (i) risk-free interest rate: 0.467%, (ii) annual Goldcorp dividend yield: 2.870%, (iii) annual dividend yield of the S&P/TSX Global Gold Index: 2.170%, (iv) historical annual volatility of the S&P/TSX Global Gold Index: 38.523%, (v) expected stock-based compensation forfeiture rate: 4.9%, and (vi) historical annual volatility of Goldcorp: 40.983%.

63	Page - COMPENSATION DISCUSSION & ANALYSIS

2015 Performance Share Unit Payouts

The flowchart below outlines the methodology and calculation for the performance share unit awards that were granted on February 28, 2012 and vested on January 29, 2015.

The following are details of the results and payout.

Name	Number of PSUs Vested[1]		Value Reported In 2012[2] ($)		Amount Paid in 2015[3] ($)		Difference between Amount Paid and Value Reported ($)	Difference between Amount Paid and Value Reported (%)
Jeannes	52,103		2,099,921		1,046,698		(1,053,223)	50%
Hall	23,538		948,639		472,845		(475,794)	50%
Burns	12,190		491,299		244,886		(246,413)	50%
Ripley[4]	N/A	[4]	N/A	[4]	N/A	[4]	N/A [4]	N/A [4]
Ball[4]	N/A	[4]	N/A	[4]	N/A	[4]	N/A [4]	N/A [4]
Total	87,831		3,539,859		1,764,429		(1,775,430)	50%

Notes:

1.	These amounts include distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period.
2.	These values are not included in compensation for 2015 in the “Summary Compensation Table” on page 89 because they were reported as compensation for 2012 based on the value at the time of grant. These amounts were calculated by multiplying the number of PSUs granted by the February 28, 2012 grant date fair value of C$42.58 ($42.77 converted at the grant date exchange rate of C$1.00 = $1.0044) per PSU. The Company used a binomial lattice model for calculating the fair value of the PSUs in 2012.
3.	This amount was calculated by multiplying the number of PSUs that vested in 2015 by C$25.40 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of January 29, 2015 and converted to US dollars at the exchange rate on January 29, 2015 of C$1.00 = $0.7909). Numbers may not add up due to rounding.
4.	Ms. Ripley and Mr. Ball were not executives and were not granted PSUs in 2012, therefore no value is reported for such individuals.

64	Page - COMPENSATION DISCUSSION & ANALYSIS

The chart below indicates the value of the performance share unit awards on the date of grant and vesting date in both Canadian and US dollars. The value in Canadian dollar terms declined 43% during the performance period from February 28, 2012 to January 29, 2015 while the value decreased by 50% in US dollar terms.

Restricted Share Units

The restricted share unit plan provides that share-based awards may be granted by the Board, on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment for past services to Goldcorp. Each restricted share unit entitles the holder to one common share (settled by the issuance of a treasury share) at the end of a restricted period determined by the Board. The restricted share units granted to named executive officers generally vest one-third per year beginning on the first anniversary of the date of grant. See Schedule “B” for a summary of the terms of the restricted share unit plan.

During the year ended December 31, 2015, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 138,868 restricted share units to the five named executive officers at a deemed price of C$27.15. This amount represents less than one percent of the total number of common shares outstanding on December 31, 2015.

2015 Restricted Share Unit Grants

Name	Number of RSUs[1]	Value[2] ($)
Jeannes	55,249	1,204,650
Hall	24,227	528,239
Burns	23,481	511,976
Ripley	15,193	331,279
Ball	20,718	451,744
Total	138,868	3,027,888

Notes:

1.	All of these RSUs were issued at a deemed price of C$27.15 per share with vesting as follows: one-third on March 3, 2016, one-third on March 3, 2017 and one-third on March 3, 2018.
2.	These amounts were calculated by multiplying the number of RSUs granted by the March 3, 2015 grant date fair value of C$27.15 and converted to US dollars at the exchange rate of C$1.00 = $0.8031. This is materially consistent with the accounting values used in our financial statements. Numbers may not add up due to rounding.

65	Page - COMPENSATION DISCUSSION & ANALYSIS

Burn Rate and Restricted Share Unit Plan Information

Maximum initial share reserve	13,690,276
Total issued and outstanding common shares at March 14, 2016	832,223,802
Total common shares that may be issued under outstanding RSUs (4,120,082)/total common shares issued and outstanding	0.5%
Total common shares remaining available for issuance under the RSU plan	3,238,587
2015 burn rate – the number of RSUs issued in 2015 (2,399,140), expressed as a percentage of the 830,337,284 common shares that were issued and outstanding as at December 31, 2015	0.29%

Stock Options

The stock option plan allows the granting to participants of stock options to purchase common shares. The plan advances our interests by encouraging employees and officers to have equity ownership by acquiring common shares. A vesting element is included as an incentive for executives to remain with us. See Schedule “B” for a summary of the terms of the stock option plan.

The stock options granted during 2015 have a seven-year term. Our stock options vest in three annual installments starting on the first anniversary of the grant.

During the year ended December 31, 2015, the Board, on the recommendation of the Compensation Committee, granted a total of 678,102 stock options to the five named executive officers with an exercise price of C$27.15. This amount represents less than one percent of the total number of common shares outstanding on December 31, 2015.

2015 Stock Option Grants

Name	Number of Stock Options[1]	Value[2] ($)
Jeannes	269,784	1,204,650
Hall	118,300	528,239
Burns	114,658	511,976
Ripley	74,191	331,279
Ball	101,169	451,744
Total	678,102	3,027,888

Notes:

1.	These stock options are exercisable at a price of C$27.15 per share and expire on March 3, 2022.
2.	These amounts were converted to US dollars with the exchange rate of the March 3, 2015 grant date (C$1.00 = $0.8031). The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in our financial statements. We selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model were as follows: (i) risk-free interest rate: 0.53%, (ii) expected option life: 3 years, (iii) expected volatility: 39.87%, and (iv) dividend yield: 2.86%.

Burn Rate and Stock Option Plan Information

Maximum initial share reserve	43,500,000
Total issued and outstanding common shares at March 14, 2016	832,223,802
Total common shares that may be issued under outstanding stock options (14,282,016)/total common shares issued and outstanding	1.72%
Total common shares remaining available for issuance under the stock option plan	13,747,996
2015 burn rate – the number of stock options issued in 2015 (4,371,481), expressed as a percentage of the 830,337,284 common shares that were issued and outstanding as at December 31, 2015	0.53%

66	Page - COMPENSATION DISCUSSION & ANALYSIS

RETIREMENT AND OTHER BENEFITS

Retirement Plans

Group RRSP for Canadian Corporate Employees

We sponsor a voluntary group RRSP program (Group RRSP) for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. We then match the employee contribution up to a maximum amount based on the annual limit set by the Canada Revenue Agency. This Group RRSP for Canadian corporate employees is the pension program to which the executives participate.

In 2015, the limitation on our matching contribution was $9,748 (C$12,465) per participating employee.

Supplemental Executive Retirement Plan

We also sponsor a Supplemental Executive Retirement Plan (SERP) for the CEO, Executive Vice Presidents and other designated executive officers in Canada. The SERP was developed for executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (Tax Act) on annual RRSP contributions.

The SERP is considered to be a defined contribution plan for the purposes of this circular. For the purpose of the Tax Act, the SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

SERP benefits are accumulated based on 15% of annual base salary plus the paid short-term incentive award, less our contributions to the Group RRSP. Contributions under the SERP are accumulated with interest, and are payable to the executives upon retirement, death or termination without cause. Payment at retirement or voluntary termination is only allowed after participating in the plan for five years (a five-year “vesting period”).

The SERP is funded through retirement compensation arrangements held by the Royal Trust Corporation. The SERP program is funded on an annual basis. We consider the SERP an important component of attraction and retention. During the year ended December 31, 2015, we paid a total of $2,257,216 (C$2,886,466) in contributions on behalf of all our SERP members. Of this amount, $896,465 (C$1,146,375) was contributed on behalf of the named executive officers.

Accumulated Pension Benefits under the SERP (up to and including 2015)

Executive	Accumulated value at start of year[1] ($)	Compensatory[1,2,3] ($)	Accumulated value atyear end[4,5] ($)
Jeannes	2,491,702	340,393	2,946,188
Hall	1,387,379	160,337	1,610,624
Burns	657,783	155,176	844,465
Ripley	158,607	104,737	272,369
Ball	197,445	135,822	344,617

Notes:

1.	Converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Employer contributions with respect to the year ended December 31, 2015 will be made by Goldcorp during the year ending December 31, 2016.
3.	This amount excludes the annual return value.
4.	This amount includes the annual return value.
5.	SERP benefits are fully vested following five years of SERP membership. SERP benefits are fully vested for Messrs. Jeannes, Hall and Burns.

The contributions made by us on behalf of the executives to the group RRSP program during 2015 are disclosed under “All Other Compensation” in the “Summary Compensation Table” on page 89.

67	Page - COMPENSATION DISCUSSION & ANALYSIS

Other Compensation and Perquisites

During 2015, some of our named executive officers received perquisites which, in total, were worth more than C$50,000 or 10% of the individual’s salary. The value of all perquisites received by a NEO is included in the “All Other Compensation” column of the “Summary Compensation Table” on page 89.

Employee Share Purchase Plan

In July 2007, we implemented an Employee Share Purchase Plan (ESPP) for all our Canadian operations and corporate employees, including our executives. In July 2013, Goldcorp implemented an ESPP for all of our US operations and corporate employees.

The ESPP is intended to attract and retain employees as well as encourage employees to align their interests with those of shareholders by acquiring a stake in Goldcorp. As well, the ESPP supports the executives who are subject to share ownership guidelines in accumulating Goldcorp shares and attaining their guidelines.

Participation in the ESPP is voluntary. Employees can elect to contribute up to 10% of their salary, which is matched 50% by Goldcorp, up to a maximum of 3% of salary. Common shares for the plan are purchased in the open market around the 15th of each month. Employees have the right to vote any common shares that they own under the ESPP.

2015 Employee Share Purchase Plan Contributions

Executive	Common Shares Purchased[1]	Goldcorp Contribution[2] ($)
Jeannes	7,344	35,190
Hall	4,084	20,574
Burns	4,061	19,941
Ripley	Nil	Nil
Ball	3,436	17,595
Total	18,925	93,300

Notes:

1.	Total common shares purchased based on employee and Goldcorp contributions.
2.	Converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.

Corporate Aircraft

We make use of a variety of owned and leased aircraft. Personal use of our aircraft by an executive officer is considered a perquisite and a taxable benefit. During 2015, corporate aircraft was not used for any non-company business purpose. Once a year the Chair of the Audit Committee reviews the corporate aircraft annual usage records and reports to the Board.

68	Page - COMPENSATION DISCUSSION & ANALYSIS

  In this section you can read about:

Former CEO compensation	Page 70

Named executive officer compensation	Page 75

Cost of management	Page 83

Executive share ownership	Page 84

Performance graphs	Page 87

Summary compensation table	Page 89

Incentive plan awards	Page 91

Termination / change of control	Page 93

Securities authorized for issue	Page 97

EXECUTIVE COMPENSATION CONNECTED TO GOLDCORP: Former CEO exceeded share ownership requirement PAY FOR PERFORMANCE: 84% of former CEO’s pay was at risk CHANGE OF CONTROL: Double trigger payout

69	Page - EXECUTIVE COMPENSATION

FORMER CEO COMPENSATION

Charles A. Jeannes

President and Chief Executive Officer for the year ended December 31, 2015

In his eighth year as our President and CEO, Chuck Jeannes successfully led the implementation of a strong vision and business strategy that continues to guide the 18,000 people employed by us today. Under his direction, we have grown into one of the world’s largest and most successful gold producers, with 10 operating mines in five countries and a market capitalization of over $9.6 billion.

Chuck has shown passionate, consistent leadership in corporate social responsibility efforts, including leading the creation of our vision of “Together Creating Sustainable Value.” He firmly believes that mining development and operations, when conducted responsibly, create tremendous value to society, particularly in areas of historically low economic and social development. These efforts were recognized when we were added to the Dow Jones Sustainability Index and the NASDAQ OMX CRD Global Sustainability Index.

In addition to his role as CEO, Chuck devoted his time to the mining industry. He is a member of the board of trustees of the International Council on Mining and Metals, and is a director of the World Gold Council and the US National Mining Association.

2015 Performance and Determination of Short-term Incentive Award

›	The overall performance assessment of the former CEO and the determination of the short-term incentive award is heavily influenced by the success of the organization in achieving the metrics set out within the corporate scorecard (see pages 56 and 57). The corporate component of the former CEO’s bonus aligns with the performance achieved by the organization while the personal component of the former CEO’s bonus is determined by objective qualitative measures as outlined in the table below:

CEO Individual Performance Objective	Achievements
Communicate Company’s business plan and engage with financial community

›     Goldcorp was ranked in the Top 10 for Best Investor Relations by all Canadian public companies by IR Magazine

›     Mr. Jeannes was voted one of five Precious Metals and Mining TopGun CEOs, and the Board and the Company were each voted one of five Precious Metals and Mining TopGun Boards and Precious Metals and Mining TopGun Companies, respectively, by Brendan Wood International as voted on by a voting panel comprised of over 500 investors and sell-side professionals

Act as principal spokesperson for Goldcorp	› Made numerous appearances across many media outlets and took a personal interest in ensuring Goldcorp is represented in an open, transparent manner consistent with our values
Leadership of organization to deliver strategy	› Spearheaded the negotiations to execute the 50/50 Corridor joint venture with Teck Resources Limited creating the next generation of growth projects for us
Create positive profile with Investment Community locally and globally	› Named Canada’s Most Admired CEO for the Enterprise category by Waterstone Human Capital and MacKay CEO Forums
Create clear identity for the organization

›     We achieved numerous public accolades

›     Took every opportunity to reinforce the positive impacts of our company. For example, being named one of Canada’s Top 50 Most Socially Responsible Corporations by Sustainalytics

70	Page - EXECUTIVE COMPENSATION

Net Accumulated Ownership

Mr. Jeannes’, the former CEO, current share ownership is 49% higher than his share ownership requirement and is 5.9 times his annual salary. The CEO share ownership requirement is set at 4 times base salary. The graph below shows how the number of common shares owned by Mr. Jeannes has consistently increased since 2008.

Three-Year Look-Back

Total compensation has remained consistent over the last three years due to salary freezes since 2013, which then froze the long-term incentive grant value. Overall, without the effect of the exchange rate, compensation has remained relatively stable.

	2015[1]	2014[1]	2013[1]
Salary	$1,173,000	$1,358,100	$1,456,500
At-Risk Compensation	$5,791,294	$6,586,020	$7,945,369
STI Award	$972,695	$1,192,307	$1,904,002
PSU Award	$2,409,299	$1,798,624	$1,945,846
RSU Award	$1,204,650	$1,783,623	$1,975,672
Stock Option Award	$1,204,650	$1,811,466	$2,119,849
Pension and Other Compensation	$434,604	$579,765	$496,928
Total Compensation	$7,398,898	$8,523,885	$9,898,797

Note:

1.	All values reflect those in the “Summary Compensation Table” on page 89.

71	Page - EXECUTIVE COMPENSATION

Comparative Shareholder Return

The following graphs on pages 73 and 74 show Mr. Jeannes’, the former CEO, pay relative to the cumulative Total Shareholder Return between Goldcorp and the TSX and the NYSE. While our Total Shareholder Return in both charts shows a sharper decline compared to our former CEO pay, these charts represent the total direct compensation awarded to our former CEO as reflected in the Summary Compensation table on page 89 (excluding pension value and all other compensation). They do not reflect the take home pay of Mr. Jeannes.

The table and graph immediately below demonstrate that Mr. Jeannes’ compensation is aligned to our performance and the experience of our shareholders. They show how the value of his take home pay together with the change in his equity value has moved with our Absolute Total Shareholder Return.

	2013	2014	2015	3-Year Total
Year-End Share Price	C$23.04	C$21.51	C$15.99	—
Reported Total Direct Compensation[1] (A)	C$9,801,234	C$8,968,647	C$8,831,000	C$27,600,881
Take Home Pay[2,3] + Change in Equity Value[4] (B)	C$2,756,339	C$6,937,290	C$4,962,759	C$14,656,388
(B) as a % of (A)	28%	77%	56%	53%

Notes:

1.	Reported Total Direct Compensation includes actual salary, bonus, option grants, and RSU/PSU awards.
2.	“Take Home Pay” includes current year salary, actual bonuses based on performance for the current year (paid in the following year), actual RSU/PSU payouts paid in current year, and realized gains from the exercise of stock options.
3.	Gains from option exercises and payout of RSUs/PSUs include equity granted prior to 2013.
4.	Value of equity includes the year-end market value of RSUs and PSUs (the number of unvested PSUs are assumed to be at target), and the total in-the-money value of stock options (vested and unvested, as reported).

72	Page - EXECUTIVE COMPENSATION

Toronto Stock Exchange

The following graph compares the total direct compensation awarded to Mr. Jeannes in Canadian dollars against the yearly percentage change in the cumulative Total Shareholder Return for C$100 invested in common shares on December 31, 2010 and against the cumulative Total Shareholder Return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

	2010	2011	2012	2013	2014	2015
Goldcorp (TSX)	C$100	C$99	C$81	C$52	C$50	C$38
S&P/TSX Composite Index	C$100	C$91	C$98	C$110	C$121	C$111
S&P/TSX Global Gold Index	C$100	C$86	C$74	C$39	C$37	C$33
CEO Total Direct Compensation[1]	C$9,363	C$10,530	C$8,844	C$9,801	C$8,968	C$8,831

Note:

1.	These amounts represent Mr. Jeannes’ total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on: (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the “Summary Compensation Table” on page 89.

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New York Stock Exchange

The following graph compares the total direct compensation awarded to Mr. Jeannes in US dollars against the yearly percentage change in the cumulative Total Shareholder Return for $100 invested in common shares on December 31, 2010 against the cumulative Total Shareholder Return of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

	2010	2011	2012	2013	2014	2015
Goldcorp (NYSE)	$100	$97	$82	$49	$43	$28
S&P 500 Index	$100	$102	$118	$156	$177	$179
Philadelphia Gold & Silver Index	$100	$81	$76	$39	$33	$22
CEO Total Direct Compensation[1]	$9,283	$10,796	$8,832	$9,402	$7,944	$6,964

Note:

1.	These amounts represent Mr. Jeannes’ total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on: (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the “Summary Compensation Table” on page 89.

74	Page - EXECUTIVE COMPENSATION

NAMED EXECUTIVE OFFICER COMPENSATION

Lindsay A. Hall

Former Executive Vice President and Chief Financial Officer

Mr. Hall served as our Executive Vice President and CFO from April 19, 2006 to March 9, 2016.

Mr. Hall is a Chartered Accountant (Institute of Chartered Accountants, Manitoba, 1982 and Institute of Chartered Accountants, British Columbia, 1993) with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation.

Mr. Hall has a Bachelor of Arts in Economics (1976) and a Bachelor of Commerce (Honours) from the University of Manitoba (1978).

2015 Performance and Determination of Short-term Incentive Award

›	Mr. Jeannes, the former CEO, considered Mr. Hall’s achievement of his 2015 personal goals and recommended the personal component of his bonus be awarded at 100% of target. The Compensation Committee agreed with Mr. Jeannes’ recommendation, which recommendation was then approved by the Board.

Goals	Achievements
Cash Management: › Optimal ongoing liquidity and cash management › Improve our liquidity and cash management forecasting abilities

›      Reduced working capital needs by $100 million

›      Renewed the Company’s revolving line of credit for a new five-year term at existing rates while increasing the revolver line of credit to $3 billion

›     Improved liquidity by $1.6 billion, to $3.5 billion though sale of assets and the increase in revolving credit facility

›     Implemented a finance service-centre in Mexico, supporting improved cash management

Fund growth opportunities and maintain investment grade rating

›     Generated $335 million of free cash flow[1] for the year and maintained existing investment grade ratings of BBB+ at S&P and Baa2 at Moody’s as of December 31, 2015

›      Repaid approximately $900 million in debt in 2015 through asset sales

›      Negotiated two bi-lateral loans of over $200 million, the proceeds of which were used to refinance $200 million of in-country Argentine bank loans

Operational Effectiveness: › Champion systems implementation and optimization › Re-establish and improve operational and/or compliance for COSO internal controls

›      Consistent with our five-year Information Technology (IT) strategy, continued the roll-out of SAP systems with the completion of the Mexican mine sites implementation, and planning for the Canadian implementation; resulting in improvement of business processes, leading to more efficient and accurate reporting of financial results and compilation of long-range financial forecasting plans

›      Achieved certification by our internal audit and external auditors of maintaining a system of internal controls that are designed to ensure the accuracy of our financial statements

Ensure proper Cerro Negro and Éléonore post-commercial production reporting	› Augmented finance teams to handle new and additional operational requirements post commercial production. Implementation of a planning system tool at Éléonore

75	Page - EXECUTIVE COMPENSATION

Goals	Achievements
Reinforce and strengthen the commercial practices policies throughout the organization

›      Standardization and execution of commercial practices throughout the organization, with increased emphasis on enhancing existing cyber-security risk evaluation and mitigation throughout the organization

›     Continued increasing reliance on systems and technology for financial controls testing, reducing the need for extended external/internal audit testing at sites, reducing segregation of duties issues and reducing overall fraud risk to the operation

Note:

1.	For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 152.

3-Year Take Home Pay vs. Total Direct Compensation

The table below demonstrates that Mr. Hall’s compensation is aligned with our performance and the experience of our shareholders by showing how the value of his take home pay together with the change in his equity value has moved with our Absolute Total Shareholder Return.

	2013	2014	2015	3-Year Total
Year-End Share Price	C$23.04	C$21.51	C$15.99	—
Reported Total Direct Compensation[1] (A)	C$4,427,322	C$4,073,631	C$3,988,990	C$12,489,943
Take Home Pay[2,3] + Change in Equity Value[4] (B)	C$6,242,150	C$3,226,050	C$2,296,696	C$11,764,896
(B) as a % of (A)	141%	79%	58%	94%

Notes:

1.	Reported Total Direct Compensation includes actual salary, bonus, option grants, and RSU/PSU awards.
2.	“Take Home Pay” includes current year salary, actual bonuses based on performance for the current year (paid in the following year), actual RSU/PSU payouts paid in current year, and realized gains from the exercise of stock options.
3.	Gains from option exercises and payout of RSUs/PSUs include equity granted prior to 2013.
4.	Value of equity includes the year-end market value of RSUs and PSUs (the number of unvested PSUs are assumed to be at target), and the total in-the-money value of stock options (vested and unvested, as reported).

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George R. Burns

Executive Vice President and Chief Operating Officer

Mr. Burns was appointed our Executive Vice President and COO on August 8, 2012. On April 1, 2011, Mr. Burns was appointed Senior Vice President, Mexico from his prior position as Senior Vice President, Canada and United States.

Mr. Burns joined Goldcorp on August 8, 2007 and has over 35 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining us, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Prior thereto, Mr. Burns served in various capacities for Asarco LLC including Vice President of mining, as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

2015 Performance and Determination of Short-term Incentive Award

›	Mr. Jeannes, the former CEO, considered Mr. Burns’ achievement of his 2015 personal goals and recommended the personal component of his bonus be awarded at 100% of target. The Compensation Committee agreed with Mr. Jeannes’ recommendation, which recommendation was then approved by the Board.

Goals	Achievements
Have zero fatalities, demonstrate safety leadership and support change in culture to reduce and engineer out and lower tolerance of risk

›      Implemented leadership employee engagement tracking to ensure our leadership team is in the field supporting only safe production

›      Demonstrated concrete actions towards setting a standard and empowering everyone with responsibility and accountability to stop unsafe work

›      Golden Guide Safety booklet was made part of personal protective equipment required by everyone in the field

›      Ensured executives adopted a site to review serious safety accidents and near misses

›      Acted as a stakeholder and sponsor of the third annual Remembrance Day when we shut down operations to focus on safety

›      Led initiative to seek out and eliminate un-engineered devices.

›      Standardized lockout system to replace underground tag board that secures key to blast initiation until all locks are removed

›      Improved communication of near misses and accidents across Goldcorp with the use of One-Page communication summaries on the safety incidents and learnings that is shared with everyone on sites

›     Resulting lagging safety indicators were improved as follows: (i) 2015 All-in-Frequency-Rate was reduced to 1.26 injuries per 200,000 person hours worked or 15% from 2014; and (ii) 2015 Lost-Time-Frequency-Rate was reduced to 55 lost time injuries per 200,000 person hours worked or 20% from 2014

Achieve market guidance for safe production	› Delivered 2015 gold production of 3.46 million ounces, slightly above the midpoint of annual production guidance of 3.3-3.6 million ounces
Reduce all-in sustaining costs[1]	› 2015 All-in-Sustaining Costs[1] of $892 per ounce versus 2014 actual of $948 per ounce, a reduction of 6%
Achieve $175 million of value through O4E (Operating for Excellence) Projects	› Exceeded target with a majority of the projects supporting the ramp up at Éléonore and Cerro Negro

77	Page - EXECUTIVE COMPENSATION

Goals	Achievements
Operating for Excellence projects: Generate unbudgeted innovation projects for potential investment

›      Developed and implemented an underground lockout board that we invented at our Éléonore mine that restricts access to the blasting key until every personal lock is removed from the lockout board versus the industry norm of a brass tag board; we have deployed this at all of our mines as a standard, which has resulted in regulatory inspectors recognizing this initiative. It encourages our workforce to look for new innovative ideas

›     Partnered with equipment supplier to develop an underground face preparation machine that utilizes a canopy (Falling Object Protection System), man basket and a backhoe on one machine; this removes risk while sampling the face, washing out of bootlegs, loading explosives and cleaning the lifters. It has resulted in a major improvement in safety and productivity

›     Soliciting third-party suppliers to develop a smart robot that could run an operator-less rock breaker; a company is now testing a prototype

›     Partnered with an equipment supplier to develop a large-scale tailings filter

Note:

1.	For further details regarding non-GAAP measures, please see “Non-GAAP Measures Advisory” on page 152.

3-Year Take Home Pay vs. Total Direct Compensation

The table below demonstrates that Mr. Burns’ compensation is aligned with our performance and the experience of our shareholders by showing how the value of his take home pay together with the change in his equity value has moved with our Absolute Total Shareholder Return.

	2013	2014	2015	3-Year Total
Year-End Share Price	C$23.04	C$21.51	C$15.99	—
Reported Total Direct Compensation[1] (A)	C$4,065,153	C$3,948,865	C$3,865,800	C$11,879,818
Take Home Pay[2,3] + Change in Equity Value[4] (B)	C$4,599,044	C$3,050,845	C$2,179,169	C$9,829,058
(B) as a % of (A)	113%	77%	56%	83%

Notes:

1.	Reported Total Direct Compensation includes actual salary, bonus, option grants, and RSU/PSU awards.
2.	“Take Home Pay” includes current year salary, actual bonuses based on performance for the current year (paid in the following year), actual RSU/PSU payouts paid in current year, and realized gains from the exercise of stock options.
3.	Gains from option exercises and payout of RSUs/PSUs include equity granted prior to 2013.
4.	Value of equity includes the year-end market value of RSUs and PSUs (the number of unvested PSUs are assumed to be at target), and the total in-the-money value of stock options (vested and unvested, as reported).

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Charlene A. Ripley

Executive Vice President, General Counsel

Ms. Ripley was appointed our Executive Vice President, General Counsel effective April 1, 2013. Prior to her role at Goldcorp, Ms. Ripley served as SVP & General Counsel at Linn Energy in Houston where she was responsible for leading the legal, information technology, corporate governance, compliance, government affairs, insurance and risk management departments, as well as supporting several multi-million and billion dollar growth transactions.

She is a member of The Law Society of British Columbia, The Law Society of Alberta, Texas State Bar and Canadian Bar Association. Ms. Ripley chairs the BC and Yukon Advisory Board for the Canadian Heart and Stroke Foundation. In 2015, she received the Western Canada General Counsel of the Year award, the Women’s Executive Network Canada’s Most Powerful Women: Top 100 award, and the BC Business 50 Most Influential Women award. In 2013, she received The Association of Women Attorneys 2013 Premier Women in Law award.

Ms. Ripley holds a Bachelor of Arts, with distinction, from the University of Alberta and earned her law degree from Dalhousie University in Halifax, Nova Scotia.

2015 Performance and Determination of Short-term Incentive Award

›	Mr. Jeannes, the former CEO, considered Ms. Ripley’s achievement of her 2015 personal goals and recommended the personal component of her bonus be awarded at 165% of target. The Compensation Committee agreed with Mr. Jeannes’ recommendation, which recommendation was then approved by the Board.

Goal	Achievements
Strengthen Goldcorp’s Compliance Program

›      Enhanced (i) “Tone at the Top” compliance messaging; and (ii) anti-bribery/anti-corruption in-person training for senior leadership, internal high-risk roles and high-risk vendors

›     Formalized regional ethics and compliance roles

›      Oversaw external assessment of Anti-Corruption Program to confirm that program meets or exceeds SEC/DOJ Guidelines

Continue to enhance the Enterprise Risk Management Framework

›      Integrated Risk Management plan developed to provide an integrated control listing of risks, mitigation plans and follow-up actions

›      Embedded risk management into the forecasting process and progress was made in the capital budgeting process

›      Held risk management workshops for seven operating sites as part of the Tailings Management Stewardship program

›      Established regional risk management committees with quarterly meetings held

Strengthen the Efficiency and Cost Effectiveness of the Legal Function

›      Launched Make vs. Buy project in the second quarter to (i) determine the correct allocation of internal and external legal resources; (ii) develop and implement a model to engage and manage outside counsel; (iii) develop key performance indicators (KPIs) for 2015 and 2016 to measure progress; and (iv) refine and strengthen internal reporting processes. External and internal data gathered and assessed and a go-forward model has been scoped. KPIs have been developed and reporting will commence in January 2016.

›     Budgets are in place for all material legal projects. 2016 internal legal budgeting process has been enhanced to strengthen forecasting and budget management

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Goal	Achievements
Establish an Enterprise Level Information Management System

›     Launched a three-year project in 2015 to strengthen Goldcorp’s overall information management practices on an enterprise-wide basis. Awareness campaign launched in the first quarter and assessment of the current state of information management practices progressed throughout the balance of 2015. New information management governance and compliance practices established in Q4. KPIs to measure efficiencies developed. A pilot is planned for 2016 with implementation scheduled for 2017.

3-Year Take Home Pay vs. Total Direct Compensation

The table below demonstrates that Ms. Ripley’s compensation is aligned with our performance and the experience of our shareholders by showing how the value of her take home pay together with the change in her equity value has moved with our Absolute Total Shareholder Return.

	2013	2014	2015	3-Year Total
Year-End Share Price	C$23.04	C$21.51	C$15.99	—
Reported Total Direct Compensation[1] (A)	C$5,350,744	C$2,621,377	C$2,587,005	C$10,559,127
Take Home Pay[2] + Change in Equity Value[3] (B)	C$2,772,778	C$1,980,163	C$1,350,394	C$6,103,334
(B) as a % of (A)	52%	76%	52%	58%

Notes:

1.	Reported Total Direct Compensation includes actual salary, bonus, option grants, and RSU/PSU awards.
2.	“Take Home Pay” includes current year salary, actual bonuses based on performance for the current year (paid in the following year), actual RSU/PSU payouts paid in current year, and realized gains from the exercise of stock options.
3.	Value of equity includes the year-end market value of RSUs and PSUs (the number of unvested PSUs are assumed to be at target), and the total in-the-money value of stock options (vested and unvested, as reported).

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Russell D. Ball

Executive Vice President, Chief Financial Officer and Corporate Development

Mr. Ball was appointed our Executive Vice President of Capital Management on May 21, 2013, and then appointed Executive Vice President, Corporate Development and Capital Projects in December 2014. On March 9, 2016, Mr. Ball was appointed Executive Vice President, Chief Financial Officer and Corporate Development..

Prior to his role with us, Mr. Ball served as Executive Vice President and Chief Financial Officer for Newmont Mining Corporation. Over his 19 years with Newmont, Mr. Ball worked in audit, finance, treasury and investor relations before joining the executive team as Chief Financial Officer. His tenure at Newmont has taken him to Indonesia, Australia, Canada, Peru, Mexico, New Zealand, Ghana and the US. Prior to Newmont, Mr. Ball was a manager in the finance and audit groups with PricewaterhouseCoopers in Durban, South Africa.

Mr. Ball serves as a Director of Molycorp, Inc. (NYSE: MCP) (note, currently in bankruptcy/receivership). He is both a Chartered Accountant from the Institute of Chartered Accountants of South Africa (1993) and a Certified Public Accountant in Colorado (1994).

2015 Performance and Determination of Short-term Incentive Award

›	Mr. Jeannes, the former CEO, considered Mr. Ball’s achievement of his 2015 personal goals and recommended the personal component of his bonus be awarded at 100% of target. The Compensation Committee agreed with Mr. Jeannes’ recommendation, which recommendation was then approved by the Board.

Goals	Achievements
Safety/Zero Fatalities: Setting the tone; driving cultural change Safety Leadership: “Adopt a site” Participate in the Fighting Fatality Training	› Not achieved due to fatality in 2015 › Lead safety leadership at Éléonore mine and at Project Corridor › Completed Fighting Fatality Training
Portfolio Enhancement: Upgrade portfolio through acquisitions, disposals and Joint Ventures

›     Completed acquisition of Probe Mines Ltd.

›     Completed the Corridor joint venture which involved the acquisition of New Gold Inc.’s 30% interest in El Morro and then forming a 50/50 joint venture with Teck Resources Limited with respect to our El Morro deposit and Teck’s Relincho deposit

›      Disposed of (i) equity interest in Tahoe Resources Inc., (ii) 40% interest in the Arturo joint venture in Nevada for cash, (iii) the El Sauzal mill for an equity interest in Timmins Gold Corp. and cash, and (iv) the Wharf mine for cash

Penasquito: Metallurgy Enhancement Project (MEP) Feasibility Study (combined Concentrate Enhancement Project (CEP) and Pyrite Leach projects): Complete feasibility study, including (i) updated life of mine “base case” for Penasquito, and (ii) related financial model, to support a new mineral reserve & resource calculation that includes MEP	› Completed Feasibility Study for the MEP in conjunction with the updated Life of Mine Plan at Penasquito. Investment decision on Pyrite Leach project anticipated in 2016
Mineral reserves and resources (for studies and projects): Work with technical services, exploration and operations to be in a position to book reserves and resources at year-end	› Completed for Borden project, however, due to lower metal price assumptions and negative study results, no new reserves were booked at Camino Rojo (sulfides) and at the Éléonore Crown Pillar

81	Page - EXECUTIVE COMPENSATION

3-Year Take Home Pay vs. Total Direct Compensation

The table below demonstrates that Mr. Ball’s compensation is aligned to our performance and the experience of our shareholders by showing how the value of his take home pay together with the change in his equity value has moved with our Absolute Total Shareholder Return.

	2013	2014	2015	3-Year Total
Year-End Share Price	C$23.04	C$21.51	C$15.99	—
Reported Total Direct Compensation[1] (A)	C$4,007,528	C$3,484,709	C$3,410,996	C$10,903.234
Take Home Pay2, + Change in Equity Value[3] (B)	C$3,055,516	C$2,541,488	C$1,585,709	C$7,182,714
(B) as a % of (A)	76%	73%	46%	66%

Notes:

1.	Reported Total Direct Compensation includes actual salary, bonus, option grants, and RSU/PSU awards.
2.	“Take Home Pay” includes current year salary, actual bonuses based on performance for the current year (paid in the following year), actual RSU/PSU payouts paid in current year, and realized gains from the exercise of stock options.
3.	Value of equity includes the year-end market value of RSUs and PSUs (the number of unvested PSUs are assumed to be at target), and the total in-the-money value of stock options (vested and unvested, as reported).

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COST OF MANAGEMENT

The table below is intended to illustrate that the cost of our total named executive officer compensation has declined year-over-year. This is a result of lower performance as reflected in our short-term incentive corporate scorecard results. Despite lower total compensation, lower earnings (primarily attributable to sustained lower gold prices year-over-year) has caused the total compensation as a percentage of our operations to increase.

	Total Named Executive Officer Compensation	Total Named Executive Officer Compensation as a % of Earnings from Operations	Total Named Executive Officer Compensation as a % of Shareholder Equity
2015	$ 19,050,000	6.3%	0.1%
2014	$ 22,038,745	3.6%	0.1%
Change	($ 2,988,745)	2.7%	0%

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EXECUTIVE SHARE OWNERSHIP

The CEO and all named executive officers are required to hold common shares in Goldcorp that are worth a multiple of their base salary. This policy was amended by the Board on February 18, 2015 to expand the scope of the policy to apply to all Senior Vice Presidents, Vice Presidents and Mine General Managers, effective for year ended December 31, 2015. The purpose of this policy is to align the interests of senior management with the long-term interests of shareholders.

Our share ownership requirements ensure that our executives, Senior Vice Presidents, Vice Presidents and Mine General Managers experience a similar impact on the value of their personal holdings of common shares to that of our shareholders. This is further reinforced by the requirement that the ownership be fulfilled by actual common shares.

Executives, Senior Vice Presidents, Vice Presidents and Mine General Managers have five years from the date that the ownership requirement applies to them to accumulate the required common shares. If their share ownership falls below the minimum market value, the individual has 18 months to acquire the additional common shares needed to meet the threshold.

Common shares are valued at the higher of the closing price on December 31 each year or the actual value at the time they were acquired, whichever is greater. No outstanding equity grants (outside of matching awards under the ESPP), including the value of unvested restricted share units, are counted as common shares owned by the executive.

Executives covered	Share ownership requirement
CEO	4 times base salary
EVP	2 times base salary
SVP	1 times base salary
VP and MGM	0.5 times base salary

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Ownership Requirements and Actual Share Ownership

Ms. Ripley and Mr. Ball each have until 2018, and Mr. Burns has until 2017, to meet their shareholding requirements. Each is required to hold two times their base salary in our common shares.

2015 Share Ownership Requirements and Actual Share Ownership

Name	Year	Base Salary[1,2] ($)	Common Shares Held (#)	Value of Common Shares Held[3] ($)	Share Ownership Requirement[4] ($)	Share Ownership Requirement Met

Jeannes	2015	1,173,000	557,927	6,976,420	4,692,000	Yes
	2014	1,358,100	495,466	9,649,277	5,432,400	Yes
	Change	(185,100)	62,461	(2,672,857)	(740,400)	-
Hall	2015	685,814	158,752	1,985,064	1,371,628	Yes
	2014	794,036	130,323	2,538,060	1,588,072	Yes
	Change	(108,222)	28,434	(552,900)	(216,444)	-
Burns	2015	664,700	69,689	871,404	1,329,400	No	[5]
	2014	769,590	54,044	1,052,515	1,539,180	No	[5]
	Change	(104,890)	15,645	(181,111)	(209,780)	-
Ripley	2015	430,100	24,683	308,641	860,200	No	[6]
	2014	497,970	10,711	208,598	995,940	No	[6]
	Change	(67,870)	13,972	100,042	(135,740)	-
Ball	2015	586,500	21,364	267,139	1,173,000	No	[7]
	2014	679,050	8,571	166,922	1,358,100	No	[7]
	Change	(92,550)	12,793	100,218	(185,100)	-

Notes:

1.	Base salaries for 2015 are reported in US dollars using the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Base salaries for 2014 are reported in US dollars using the exchange rate for 2014 of C$1.00 = $0.9054.
3.	Calculated using the closing market prices of the common shares on the TSX on December 31, 2015 and December 31, 2014 of C$15.99 and C$21.51, respectively, and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820 and C$1.00 = $0.9054 for the year ended December 31, 2014.
4.	Goldcorp’s CEO and EVP share ownership requirement is equal to 4 x base salary for the CEO, and 2 x base salary for all other EVPs.
5.	As 2012 was the year that Mr. Burns became an EVP, he has until 2017 to achieve the minimum share ownership requirement under Goldcorp’s policy.
6.	As 2013 was the year that Ms. Ripley became an EVP, she has until 2018 to achieve the minimum share ownership requirement under Goldcorp’s policy.
7.	As 2013 was the year that Mr. Ball became an EVP, he has until 2018 to achieve the minimum share ownership requirement under Goldcorp’s policy.

85	Page - EXECUTIVE COMPENSATION

Total Amount at Risk

Name	Year	Common Shares Held (#)	Value of Common Shares Held[1] ($)	RSUs Subject to Vesting (#)	Value of RSUs Subject to Vesting[1] ($)	Total Amount at Risk[1] ($)	Multiple of Base Salary
							Common Shares Only	Total
Jeannes	2015	557,927	6,976,420	119,006	1,488,072	8,464,492	5.9	7.2
	2014	495,466	9,649,277	118,874	2,315,089	11,964,366	7.1	8.8
	Change	62,461	(2,672,857)	132	(827,017)	(3,499,874)	(1.2)	(1.6)
Hall	2015	158,752	1,985,064	52,184	652,518	2,637,582	4.5	3.8
	2014	130,323	2,538,060	52,302	1,018,590	3,556,650	3.2	4.5
	Change	28,434	(552,900)	(118)	366,071	919,067	1.3	(0.7)
Burns	2015	69,689	871,404	49,851	623,346	1,494,750	1.3	2.2
	2014	54,044	1,052,515	47,768	930,289	1,982,804	1.4	2.6
	Change	15,645	(181,111)	2,083	(306,943)	(488,054)	(0.1)	(0.4)
Ripley	2015	24,683	308,641	47,037	588,159	896,800	0.7	2.1
	2014	10,711	208,598	57,661	1,122,957	1,331,555	0.4	2.7
	Change	13,972	100,043	(10,624)	(534,798)	(434,755)	0.3	(0.6)
Ball	2015	21,364	267,139	46,228	578,043	845,182	0.5	1.4
	2014	8,571	166,922	42,799	833,517	1,000,439	0.2	1.5
	Change	12,793	100,218	3,429	(255,474)	(155,257)	0.3	(0.1)

Note:

1.	Calculated using the closing market prices of the common shares on the TSX on December 31, 2015 and December 31, 2014 of C$15.99 and C$21.51, respectively, and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820 and C$1.00 = $0.9054 for the year ended December 31, 2014.

In line with our Disclosure, Confidentiality and Insider Trading Policy, executives are required to seek pre-clearance from our Vice President, Diversity, Regulatory Affairs & Corporate Secretary prior to buying or selling any of our securities. In addition, each of our employees, directors and officers receives a blackout calendar for each fiscal year.

86	Page - EXECUTIVE COMPENSATION

PERFORMANCE GRAPHS

Toronto Stock Exchange

The following graph compares our common shares with the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. It looks at the yearly change in cumulative Total Shareholder Return if C$100 was invested in our common shares and each of the indices on December 31, 2010. The amounts assume the reinvestment of all dividends.

Change in Cumulative Total Shareholder Return

	2010	2011	2012	2013	2014	2015
Goldcorp (TSX)	C$100	C$99	C$81	C$52	C$50	C$38
S&P/TSX Composite Index	C$100	C$91	C$98	C$110	C$121	C$111
S&P/TSX Global Gold Index	C$100	C$86	C$74	C$39	C$37	C$33

2015 was another challenging year for the gold sector. Our Total Shareholder Return decreased in conjunction with overall weakness in the gold equity markets. Despite lower realized metals prices, our focus on lowering costs through efficiency and productivity improvements resulted in a decrease in our AISC1 by 6% from 2014. Going forward, Goldcorp will continue to focus on cost control to drive increasing margins.

Given that long-term incentives represent, on average, more than 60% of an executive’s total direct compensation, the value realized by our executives is tied directly to our share price performance. This reinforces the Compensation Committee’s and the Board’s commitment to ensure alignment of compensation with performance and our shareholder experience. We have also ensured that salary levels have remained flat since 2013 for all executives. We believe that the short-term incentive payments for 2015 are in line with Goldcorp’s performance against our rigorous measures.

Note:

1.	This is a non-GAAP measure. For further details regarding non-GAAP measures, such as AISC, please see “Non-GAAP Measures Advisory” on page 152.

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New York Stock Exchange

The following graph compares our common shares with the S&P 500 Index and the Philadelphia Gold & Silver Index. It looks at the yearly change in cumulative Total Shareholder Return if $100 was invested in our common shares and each of the indices on December 31, 2010. The amounts assume the reinvestment of all dividends.

Change in Cumulative Total Shareholder Return

	2010	2011	2012	2013	2014	2015
Goldcorp (NYSE)	$100	$97	$82	$49	$43	$28
S&P 500 Index	$100	$102	$118	$156	$177	$179
Philadelphia Gold & Silver Index	$100	$81	$76	$39	$33	$22

See the previous page for a discussion of how the trends seen in the performance graphs compare to trends in executive compensation over the same period of time.

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SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)[1]	Share-Based Awards ($)[2]		Option-Based Awards ($)[3]		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)[5]	All Other Compensation ($)[6]		Total Compensation ($)
							Annual Incentive Plans[4]	Long- term Incentive Plans
Jeannes Former President and CEO	2015	1,173,000	3,613,949		1,204,650		972,695	Nil	340,393	94,211	[7]	7,398,898
	2014	1,358,100	3,582,247		1,811,466		1,192,307	Nil	476,978	102,787	[7]	8,523,885
	2013	1,456,500	3,921,518		2,119,849		1,904,002	Nil	397,450	99,478	[7]	9,898,797
Hall Former EVP and CFO	2015	685,814	1,584,709		528,239		351,515	Nil	160,337	42,542		3,353,156
	2014	794,036	1,570,801		794,331		460,062	Nil	222,063	50,694		3,891,987
	2013	851,567	1,719,599		929,554		763,238	Nil	207,260	47,569		4,518,787
Burns EVP and COO	2015	664,700	1,535,930		511,976		340,553	Nil	155,176	45,531		3,253,865
	2014	769,590	1,522,449		769,875		446,412	Nil	214,865	55,258		3,778,449
	2013	825,350	1,523,510		823,562		739,586	Nil	190,365	299,565	[9]	4,401,938
Ripley EVP and General Counsel	2015	430,100	993,840		331,279		282,820	Nil	104,737	19,007		2,161,782
	2014	497,970	985,109		498,154		342,035	Nil	118,610	58,707	[8]	2,500,585
	2013	400,538	2,253,977	[10]	2,183,595	[11]	367,746	Nil	60,081	243,302	[12]	5,509,239
Ball EVP, CFO and Corporate Development	2015	586,500	1,355,233		451,744		300,359	Nil	135,822	53,141	[13]	2,882,799
	2014	679,050	1,343,345		679,298		394,224	Nil	156,240	91,682	[14]	3,343,839
	2013	438,817	1,844,125	[15]	1,128,065	[11]	437,869	Nil	65,822	263,035	[16]	4,177,733
2015 NEO TOTALS	2015	3,540,114	9,083,661		3,027,888		2,247,941	Nil	896,465	254,431		19,050,500

Notes:

1.	All salaries are paid in Canadian dollars and reported in US dollars. The rate of exchange used to convert Canadian dollars to US dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2015 – C$1.00 = $0.7820; 2014 – C$1.00 = $0.9054, and 2013 – C$1.00 = 0.9710.

2.	The dollar amount in this column represents the total value ascribed to the RSUs and PSUs granted to the executives.

The RSU amounts of these dollar values in 2015 were calculated by multiplying the number of RSUs by the fair value of the award on the grant date March 3, 2015 of C$27.15 and converted to US dollars at the exchange rate of C$1.00 = $0.8031. Numbers may not add up due to rounding. The RSU amounts of these dollar values in 2014 were calculated by multiplying the number of RSUs by the closing market price on February 26, 2014 of C$30.15 and converted to US dollars at the exchange rate of C$1.00 = $0.8995. Unless otherwise indicated, the RSU amounts of these dollar values in 2013 were calculated by multiplying the number of RSUs by the closing market price on February 27, 2013 of C$33.90 and converted to US dollars at the exchange rate of C$1.00 = $0.9756. This is materially consistent with the accounting values used in our financial statements.

The PSU amount of these dollar values for 2015 were calculated by multiplying the number of PSUs granted by the March 3, 2015 grant date fair value of C$21.78 and converted to US dollars at the grant date exchange rate of C$1.00 = $0.8031 per PSU. Unless otherwise indicated, the PSU amount of this dollar value for 2014 – C$20.26 ($18.22 as converted to US dollars at the grant date exchange rate of C$1.00 = $0.8995) per PSU and for 2013 – C$24.38 ($23.72 as converted to US dollars at the grant date exchange rate of C$1.00 = $0.9730) per PSU. The key assumptions used under the binomial lattice model that were used in 2015, 2014 and 2013 are noted in the table below. We use a binomial lattice model for calculating the fair value of the PSUs. We selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology we used for financial reporting purposes.

Unless otherwise indicated, for 2015, 2014 and 2013, the key assumptions under the binomial lattice model that were used to calculate the value of the PSU awards in the table above were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2015	0.467%	2.870%	2.170%	38.523%	4.9%	40.983%	March 3, 2018
2014	1.191%	2.220%	1.270%	35.320%	9.2%	38.299%	February 26, 2017
2013	1.152%	1.819%	1.98%	28.5%	9.3%	33.5%	February 27, 2016

3.	The dollar amount in this column represents the value of stock options granted to the executives. We use the Black-Scholes model for calculating the value of the stock options. We selected the Black-Scholes model given its prevalence of use within North America. This is consistent with the accounting values used in our financial statements.

Unless otherwise indicated, for 2015, 2014 and 2013, the key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows: These amounts were converted to US dollars at the exchange rates as follows: 2015 – C$1.00 = $0.8031, 2014 – C$1.00 = $0.9054, and 2013 – C$1.00 = $0.9710.

89	Page - EXECUTIVE COMPENSATION

Year	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
2015	0.53%	3	39.87%	2.86%
2014	1.21%	3	38.03%	2.21%
2013	1.11%	3	35.5%	1.81%

4.	These amounts reflect bonuses paid to the executives for the noted year. Bonuses for the year ended December 31, 2015 were determined and awarded on February 17, 2016 and paid to the executives on February 29, 2016 after finalization of our financial statements for such year. See “Compensation Discussion and Analysis – Compensation Elements – Short-term Incentives (Annual Bonus) and Goals” on page 55. These amounts were converted to US dollars at the exchange rates as follows: 2015 – C$1.00 = $0.7308, 2014 – C$1.00 = $0.8029, and 2013 – C$1.00 = $0.9097.

5.	These amounts represent SERP contributions made by us on behalf of the respective executive, converted to US dollars at the exchange rate of C$1.00 = $0.7820.

6.	These amounts represent RRSP contributions, ESPP contributions and various benefit plan costs paid by Goldcorp on behalf of the respective executive, converted to US dollars at the exchange rate of C$1.00 = $0.7820.

7.	For 2015, $16,812 of this amount represents accountant’s fees for tax return services paid by us on behalf of Mr. Jeannes for the year ended December 31, 2015. For 2014, $17,112 of this amount represents accountant’s fees for tax return services paid by us on behalf of Mr. Jeannes for the year ended December 31, 2014. For 2013, $22,151 of this amount represents legal fees for immigration application services and accountant’s fees for tax return services paid by Goldcorp on behalf of Mr. Jeannes for the year ended December 31, 2013.

8.	$36,909 of this amount represents relocation and housing benefits paid by us with respect to Ms. Ripley’s relocation to Vancouver.

9.	$254,260 of this amount represents relocation and housing benefits paid by us with respect to Mr. Burns’ relocation to Vancouver.

10.	For the year ended December 31, 2013, the RSU amount of this dollar value was calculated by multiplying the number of RSUs by the closing market price on May 14, 2013 of C$29.23 and converted to US dollars at the exchange rate of C$1.00 = $0.9854. This is consistent with the accounting values used in our financial statements.

The PSU amount of this dollar value for 2013 was C$21.54 ($21.31 as converted to US dollars at the exchange rate of C$1.00 = $0.9893) per PSU, and the key assumptions under the binomial lattice model that were used for such PSU awards were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2013	1.137%	2.057%	2.49%	30.2%	9.1%	33.8%	May 14, 2016

11.	For 2013, the key assumptions under the Black-Scholes model that were used for the stock option awards indicated were as follows:

Executive	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
Ripley	1.07%	3	35.2%	2.06%
Ball	1.21%	3	31.15%	2.26%

12.	$234,835 of this amount represents relocation and housing benefits paid by us with respect to Ms. Ripley’s relocation to Vancouver.

13.	$16,457 of this amount represents fees for immigration application services with respect to Mr. Ball’s citizenship status in Canada.

14.	$48,073 of this amount represents relocation and housing benefits paid by us with respect to Mr. Ball’s relocation to Vancouver.

15.	For the year ended December 31, 2013, the RSU amount of this dollar value was calculated by multiplying the number of RSUs by the closing market price of the common shares on the TSX on May 28, 2013 of C$27.57 and converted to US dollars at the exchange rate of C$1.00 = $0.9642. This is consistent with the accounting values used in our financial statements.

The PSU amount of this dollar value for 2013 was C$17.91 ($17.27 as converted to US dollars at the exchange rate of C$1.00 = $0.9643) per PSU, and the key assumptions used under the binomial lattice model that were used for such PSU awards were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2013	1.181%	2.257%	2.4%	30.2%	13.1%	34.0%	May 28, 2016

16.	$245,996 of this amount represents relocation and housing benefits paid by Goldcorp with respect to Mr. Ball’s relocation to Vancouver.

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INCENTIVE PLAN AWARDS

2015 Outstanding Share-Based and Option-Based Awards

Name	Option-Based Awards					Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date[1]	Value of Unexercised in-the-money Options[2,4]		Number of Common Shares or Units of Common Shares that have not Vested[5]	Market or Payout Value of Share-Based Awards that have not Vested [3,4]	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
	(#)	(C$)		($)		(#)	($)	($)
Jeannes	120,000 162,319 120,000 260,417 291,545 269,784	48.16 48.72 25.71 33.48 30.41 27.15	Mar. 8, 2016 Feb. 28, 2017 May 23, 2017 Feb. 27, 2018 Feb. 26, 2019 March 3, 2022	Nil Nil Nil Nil Nil Nil	[6]	119,006 RSUs 318,492 PSUs	1,488,072 3,982,481	Nil Nil

	1,224,065			Nil
Hall	100,000 73,328 114,193 127,843 118,300	48.16 48.72 33.48 30.41 27.15	Mar. 8, 2016 Feb. 28, 2017 Feb. 27, 2018 Feb. 26, 2019 March 3, 2022	Nil Nil Nil Nil Nil	[6]	52,184 RSUs 139,658 PSUs	652,518 1,746,309	Nil Nil

	533,664			Nil
Burns	70,000 37,980 15,413 101,172 123,907 114,658	48.16 48.72 39.75 33.48 30.41 27.15	Mar. 8, 2016 Feb. 28, 2017 Sep. 4, 2017 Feb. 27, 2018 Feb. 26, 2019 March 3, 2022	Nil Nil Nil Nil Nil Nil	[6]	49,851 RSUs 132,365 PSUs	623,346 1,655,116	Nil Nil

	463,130			Nil
Ripley	358,281 80,175 74,191	29.63 30.41 27.15	May 14, 2018 Feb. 26, 2019 March 3, 2022	Nil Nil Nil		47,037 RSUs 90,560 PSUs	588,159 1,132,379	Nil Nil

	512,647			Nil
Ball	223,989 109,329 101,169	27.53 30.41 27.15	May 28, 2018 Feb. 26, 2019 March 3, 2022	Nil Nil Nil		46,228 RSUs 153,580 PSUs	578,043 1,920,392	Nil Nil

	434,487			Nil

Notes:

1.	Prior to May 20, 2008, we granted certain stock options with terms of greater than five years.
2.	Calculated using the closing market price of the common shares on the TSX on December 31, 2015 of C$15.99 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and might never be, exercised. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
3.	Calculated using the closing market price of the common shares on the TSX on December 31, 2015 of C$15.99.
4.	Converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
5.	This amount represents the total number of RSUs and PSUs granted to each executive that have not yet vested.
6.	These stock options expired subsequent to December 31, 2015 unexercised.

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Value Vested or Earned During 2015

Name	Option-Based Awards – Value Vested in 2015[1,2] ($)	Share-Based Awards – Value Vested in 2015[1,3,4] ($)	Non-Equity Incentive Plan Compensation –Value Earned During the Year[5] ($)
Jeannes	Nil	1,171,163 – RSUs	972,695
		1,046,698 – PSUs
Hall	Nil	517,219 – RSUs	351,515
		472,845 – PSUs
Burns	Nil	446,468 – RSUs	340,553
		244,886 – PSUs
Ripley	Nil	491,729 – RSUs	282,820
		Nil – PSUs
Ball	Nil	331,863 – RSUs	300,359
		Nil – PSUs

Notes:

1.	Converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
2.	Calculated using the closing market prices of the common shares on the TSX on February 26, 2015 of C$27.20, February 27, 2015 of C$27.53, March 2, 2015 of C$26.59, May 14, 2015 of C$23.49, May 28, 2015 of C$22.14, and September 4, 2015 of C$17.70, the dates on which stock options vested during the year ended December 31, 2015, and subtracting the exercise price of in-the-money stock options.
3.	RSU amounts were calculated using the closing market prices of the common shares on the TSX on February 26, 2015 of C$27.20, February 27, 2015 of C$27.53, March 2, 2015 of C$26.59, May 14, 2015 of C$23.49, May 28, 2015 of C$22.14, and September 4, 2015 of C$17.70, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2015.
4.	PSU values represent the cash payments made to executives for PSUs that were granted to them in 2012 for the performance period that ended on January 29, 2015. The cash payout values were calculated by multiplying the number of PSUs that vested in 2015 (including distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period) by C$25.40 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of January 29, 2015) and converted to US dollars at the exchange rate on January 29, 2015 of C$1.00 = $0.7909.
5.	These bonus amounts were paid in Canadian dollars and have been converted to US dollars at the exchange rate of C$1.00 = $0.7308, the noon exchange rate for Canadian dollars in terms of US dollars, as quoted by the Bank of Canada on February 17, 2015, the date the bonuses were awarded.

During the year ended December 31, 2015, there were no stock options exercised by the named executive officers.

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TERMINATION / CHANGE OF CONTROL

Termination and Change of Control Benefits

Employment Agreements

We have entered into an employment agreement with each of the named executive officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the executive employment agreements and the applicable terms and conditions of the performance share unit plan, restricted share unit plan, stock option plan and SERP.

The employment agreements stipulate that certain terms, conditions and benefits are applicable to each named executive officer in the event of a “Change of Control”, which is defined in each specific agreement, but generally means:

›	a change in the composition of the majority of our Board in certain circumstances,

›	an acquisition of a specified percentage of our outstanding voting securities, or in certain agreements, a specified transaction such as a business combination or merger,

›	the sale, exchange or other disposition of a specified percentage or all or substantially all of our assets, or

›	the winding-up, dissolution or liquidation of Goldcorp.

In the event of a Change of Control, the applicable terms, conditions and benefits only take effect when the following two triggers occur:

›	There is a Change of Control, and

›	Within 12 months of such Change of Control, either (i) we give notice of our intention to terminate the executive’s employment for any reason other than just cause, or (ii) good reason/triggering event occurs and the executive elects to terminate the employment agreement and his or her employment.

Severance Entitlement

Name	Termination Other than For Cause and Termination following a Change of Control
Jeannes	3 times the base salary and annual bonus[1]
Hall	2 times the base salary and annual bonus[1]
Ripley
Burns
Ball

Note:

1.	The greater of three times (or two times for the EVPs) the annual bonus at target and three times (or two times for the EVPs) the bonus received in the previous bonus year, in certain cases subject to compliance with Section 409A of the United States Internal Revenue Code of 1986, as amended from time to time (the “IRS Code”).

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Other Terms and Conditions

The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the executive employment agreements and the terms and conditions of the performance share unit plan, restricted share unit plan, stock option plan and SERP.

Compensation Element	Termination Without Cause or Change of Control plus (i) Termination Without Cause or (ii) Good Reason/ Triggering Event plus Termination	Termination For Cause	Retirement	Death	Termination upon Permanent / Total Disability
PSUs	Outstanding PSUs held will immediately vest	Forfeited[1]	Forfeited[1]	Performance period is deemed to end at the end of the quarter immediately before the date of death	Immediately vest on disability
RSUs	Outstanding RSUs held will immediately vest	Forfeited[2]	Forfeited[2]	Outstanding RSUs held will immediately vest	Outstanding RSUs held will immediately vest
Stock Options	Outstanding options held will vest and remain exercisable at the earlier of the options expiry date or until 24 months (36 months for the CEO) from the date of termination.	Forfeited	Vested stock options will cease to be exercisable 30 days after the retirement date, or such longer period as determined by the Board.	Exercisable until the earlier of 12 months after the date of death (but only to the extent the stock options were by their term exercisable on the date of death unless otherwise determined by the Board) and the expiry date of such stock options.	Outstanding options held will vest and remain exercisable at the earlier of the options expiry date or until 24 months (36 months for the CEO) from the date of termination.
Benefits	Provided continued participation is permitted under the terms of the applicable employee benefit plans, until the earlier of the executive’s obtaining alternate coverage under the terms of any new employment or a specified anniversary of the termination date.	Forfeited	No group benefits are provided to retirees (note additional provision discussed below for Mr. Jeannes).	N/A	N/A

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Compensation Element	Termination Without Cause or Change of Control plus (i) Termination Without Cause or (ii) Good Reason/ Triggering Event plus Termination	Termination For Cause	Retirement	Death	Termination upon Permanent / Total Disability
SERP	The accumulated balance in the executive notional SERP account as of the executive’s temination date, immediately vests if still in the five-year vesting period, and is paid as a lump sum amount to the executive, less any applicable amounts withheld.	Forfeited	Lump sum payment, if five-year vesting period completed, less any applicable amounts withheld.	Upon death while employed, deemed vesting and payable as a lump sum, less any applicable amounts withheld.	Immediate vesting if in the five-year vesting period, and paid as a lump sum amount to the executive, less any applicable amounts withheld.

Notes:

1.	PSU Plan states that this is subject to Board discretion to modify the grant to provide that the performance period ends at the end quarter immediately before termination/retirement.
2.	RSU Plan states that this is subject to Board discretion to modify the grant to provide that the restricted period terminates immediately prior to termination/retirement.

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Payments on Termination

The table below assumes that the triggering event for termination occurred on December 31, 2015.

	Jeannes	Hall[1]	Ripley	Burns	Ball
Termination Without Cause or Change of Control
Severance Payment	$3,519,000	$1,371,628	$860,200	$1,329,400	$1,173,000
Severance Bonus Payment	$4,398,750	$1,097,302	$688,160	$1,063,520	$938,400
Unvested PSUs[2]	$3,982,481	$1,746,309	$1,132,379	$1,655,116	$1,920,392
Unvested RSUs[2]	$1,488,072	$652,518	$588,159	$623,346	$578,043
Unvested Stock Options[2]	Nil	Nil	Nil	Nil	Nil
Benefits[3]	$81,803	$18,232	$18,232	$18,485	$18,485
SERP[4]	Nil	Nil	$272,369	Nil	$344,617
TOTALS	$13,470,106	$4,885,989	$3,559,498	$4,689,867	$4,972,937
Other Termination
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death[5]	$5,654,859	$2,479,644	$2,045,312	$2,355,059	$2,931,926
Termination upon Disability[5]	$5,654,859	$2,479,644	$2,045,312	$2,355,059	$2,931,926

Notes:

1.	Mr. Hall was terminated without cause effective on March 9, 2016.
2.	This amount is the value of all unvested PSUs, RSUs and stock options, assuming the PSUs would vest at target.
3.	This amount includes health and medical plan premiums and the cost for the annual executive health examination.
4.	SERP benefits become fully vested and payable upon termination without cause, change of control, death and total and permanent disability. These amounts represent the accumulated value of the SERP as at December 31, 2015 for each respective executive. There are no incremental payments for SERP benefits for Messrs. Jeannes, Hall and Burns as their SERP benefits are fully vested.
5.	These amounts include the value of all unvested PSUs at the end of the calendar quarter immediately before the date of death or total disability, the value of all unvested RSUs on the date of death or total disability and any applicable SERP incremental payment. Nil value is included for stock options.
6.	Amounts have been converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.

Additional Provisions

Mr. Jeannes reached 15 years of service with Goldcorp or its affiliates on April 1, 2014. As assumed by Goldcorp from his previous employer, under the terms of his employment agreement, he is now entitled to receive medical and dental health insurance benefits equal to those provided to our US employees for the rest of his life.

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SECURITIES AUTHORIZED FOR ISSUE

The details of our compensation plans under which our equity securities are authorized to be issued as of December 31, 2015 are set out below. These plans include the restricted share unit plan and the stock option plan.

Equity Compensation Plan Information as of December 31, 2015

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Price of Outstanding Options, Warrants and Rights[2]		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[3]
Equity compensation plans approved by security holders	3,437,209 RSUs		$22.08	5,599,432 RSUs
	14,563,847 stock options		$27.26	13,466,165 stock options
Equity compensation plans not approved by security holders	Nil	$	Nil	Nil
Total	18,001,056		$26.27	19,065,597

Notes:

1.	Represents the number of common shares reserved for issuance upon exercise of outstanding stock options and RSUs.
2.	Converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
3.	Based on the maximum number of common shares reserved for issuance as at December 31, 2015 upon exercise of RSUs under the restricted share plan and upon exercise of stock options under the stock option plan.

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  In this section you can read about:

Governance at a glance	Page 99

Shareholder engagement	Page 100

Governance practices	Page 103

CORPORATE GOVERNANCE DIVERSITY BEYOND THE BOARD: Innovative internal programs SHAREHOLDER ENGAGEMENT: 10 separate programs DIRECTORS’ VOICE: Independent Vice-Chair and Lead Director

98	Page - CORPORATE GOVERNANCE

GOVERNANCE AT A GLANCE

Good governance is the foundation on which we build our responsible management, environmental stewardship and industry-leading results.

Comprehensive code of conduct and supporting policies – the Board approves and monitors our Code of Conduct (Code) and key policies that are the foundation of our operating strategy – they apply to all directors, officers, employees and any third-party acting on our behalf	Page 122

Engaging with shareholders – we want to hear from you and connect with you, so we provide ways for you to submit proposals and communicate directly with the Board	Page 102

Say on pay – having shareholders vote on our approach to executive compensation is another way that we seek out your views	Pages 12 and 102

Independent Board and committees – Board is 78% independent and committees are 100% independent	Pages 104 and 116

Independent leadership – The Vice-Chair and Lead Director, gives independent directors a clear voice on the Board; the roles of the Chairman and CEO are separate	Page 107

In camera meetings – at every regularly scheduled Board and committee meeting, independent directors meet without management to provide a forum for open and frank discussion	Page 119

Diversity on the Board and beyond – 33% of our Board nominees are female, 26% of our executive officers are female and we have a far-reaching program to promote diversity throughout Goldcorp	Page 109

Experienced and committed directors – we fully disclose the skills of our Board members and require them to meet our attendance standards (75% for Canadian and US directors and 60% for international directors) or offer to resign	Page 108

Performance over age – rather than having an arbitrary retirement age requirement, we use our annual performance evaluations to inform the decision to ask a director to stand for re-election	Page 105

Balance of views – we seek to maintain an appropriate average tenure (number of years on the Board) instead of having a tenure limit for individual directors – this allows us to balance the key experience and understanding of Goldcorp with fresh perspectives	Page 106

Majority voting policy – a director who receives less than a majority of the votes cast in favour of election must submit a resignation for consideration	Page 10

Individual, annual elections – all of our directors stand for re-election every year and you can choose which individuals you wish to vote for every year	Page 10

Meaningful share ownership guidelines – all directors must own common shares in Goldcorp worth at least three times the value of their annual cash retainer and after-tax equity compensation	Page 111

Limits on board interlocks – to help ensure independence, no two directors may sit together on two or more other boards. We currently have zero board interlocks	Page 105

Service limits – to ensure that directors have sufficient time to consider Goldcorp issues they may not serve on more than four other public company boards	Page 105

In-depth Board orientations and continuing education – new directors receive an in-depth review of our strategy, risks and operations so that they can hit the ground running; our annual continuing education program ensures directors stay up-to-date on industry issues and have an opportunity to visit our operating sites worldwide	Page 114

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SHAREHOLDER ENGAGEMENT

External Recognition

We recognize the importance of appropriate corporate governance to our effective management. We strive to provide our shareholders and other stakeholders with clear and concise disclosure about our policies and programs. We see external recognition as an indicator of how well we are communicating and engaging with our shareholders.

We were recognized by the following third-parties in 2015:

›	Ian Telfer, Chairman, was inducted into the Canadian Mining Hall of Fame on January 15, 2015. The Canadian Mining Hall of Fame was established in 1988 and recognizes and honours leaders in the Canadian mining industry. Mr. Telfer is recognized for more than three decades of success in the mining industry

›	In its OMX CRD Global Sustainability Index, NASDAQ recognized Goldcorp as one of the top 100 companies in the world for its sustainability practices

›	Goldcorp was named one of Canada’s Top 50 Most Socially Responsible Corporations by Sustainalytics. Sustainalytics is an independent provider of environmental, social and governance research to institutional investors and financial institutions around the world. The annual list recognizes companies with an outstanding commitment to social and environmental responsibility

›	Goldcorp was named as one of Canada’s Top 100 Employers for 2016

›	Goldcorp’s former President and CEO, Mr. Jeannes, was named Canada’s Most Admired CEO for the Enterprise category by Waterstone Human Capital and MacKay CEO Forums

›	Board member Margot Franssen was a recipient of The International Alliance for Women (TIAW)’s 2015 World of Difference 100 Awards. The award recognizes those who have made a significant contribution to the economic empowerment of women

›	The Mexican Centre for Philanthropy and the Alliance for Corporate Responsibility recognized Goldcorp Mexico for the eighth consecutive year

›	Goldcorp’s Executive Vice President and General Counsel, Charlene Ripley, was named Western Canada General Counsel of the Year at the fourth annual Western Canada General Counsel 2015 Awards and was recognized by the Women’s Executive Network as one of Canada’s Most Powerful Women: Top 100 Award Winners for the Scotiabank Corporate Executives Category

›	Goldcorp was honoured by the YWCA Metro Vancouver Women of Distinction 2015 Awards with the Outstanding Workplace award. Goldcorp was recognized for supporting the diverse needs of its employees and for a unique workplace culture and programs tailored to employees’ development, engagement, health and wellness

›	Goldcorp named Mayor’s Arts Honouree for Business Support by The City of Vancouver’s Alliance for Arts and Culture for its contributions to community arts initiatives

›	Goldcorp participated in the UN Global Compact Network Canada Reporting Peer Review Program and was honoured with a Certificate of Appreciation

›	Anna Tudela, VP, Diversity, Regulatory Affairs & Corporate Secretary and Sophie Bergeron, Acting Manager of Operations, PGM-Borden Gold Project, have been named in Women in Mining’s (UK) 100 Global Inspirational Women in Mining list for 2016

›	Raman Randhawa, VP Business Performance & Reporting, was awarded one of Business in Vancouver’s 2016 Forty Under 40

›	Chartered Professional Accountants Association (CPA) has honoured Goldcorp with three awards of Excellence in Corporate Reporting: the top award of Overall Award of Excellence for best reporting of all public companies in Canada, and the Awards of Excellence for Sustainability Reporting and Corporate Reporting for the mining industry

Visit our website at www.goldcorp.com for more information about the awards we received in 2015.

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Shareholder Engagement

We recognize the importance of strong and consistent engagement with our shareholders. We have in place policies and programs that ensure we understand and, when appropriate, address shareholder concerns. We have a comprehensive program designed to engage shareholders that aligns with the Canadian Coalition for Good Governance model policy of director and shareholder engagement on governance matters.

Event	Who engages	Who we engage with, when and what we talk about
Non-deal roadshows, meetings, calls and discussion	Directors and senior management	With institutional investors throughout the year to provide public information on our business, operations and sustainability initiatives and to get feedback on our governance processes and executive compensation
Quarterly conference call and webcast	Senior management	With the investment community to review our most recently released financial and operating results
Guidance release	Senior management	Released to the media, usually in early January, to report on our financial outlook for the coming year and to provide an overview of business operations and strategies
News releases	Senior Management	Released to the media throughout the year to report on any material changes with respect to Goldcorp
Broker-sponsored conference	Senior management	Speaking at industry investor conferences about public information on our business and operations
Investor Day	Senior management	Select Goldcorp investors and analysts are invited to attend each spring; and live webcast and presentations are made available on our website
Meetings, calls and discussions	Investor relations	With brokers and engagement with retail shareholders to address any shareholder-related concerns and to provide public information on Goldcorp
Regular meetings	Directors	With shareholder advocacy groups to discuss governance issues
Socially Responsible Investors (SRIs)

John Bell[1] (Director and Chair of the Sustainability, Environment, Health and Safety Committee),

Chuck Jeannes (former President and CEO),

Brent Bergeron (EVP, Sustainability & Corporate Affairs), and Vice Presidents

Provide SRIs with updates on sustainability activities throughout our company, including: Board mine site visits; materiality assessment for sustainability reporting; our Dow Jones Sustainability Index performance; human rights updates; environmental strategy updates including water; energy and tailings; and diversity initiatives.

Note:

1.	Mr. Bell is retiring and will not stand for re-election at the meeting.

We also post frequently asked questions on our website at www.goldcorp.com.

You can read more on how we engage shareholders on executive compensation in our “Say on Pay”section on page 12.

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Communicating with Us

We have established a number of ways to receive feedback from interested parties:

1-800-567-6223

info@goldcorp.com

@Goldcorp_Inc

Goldcorp

Goldcorp-inc

For complaints and/or concerns with respect to Goldcorp’s accounting, internal accounting controls or auditing matters, interested parties should refer to the contact information provided at www.goldcorp.com.

Communicating with the Board

Shareholders, employees and others can contact the Board directly by:

Writing to the Vice-Chair and Lead Director at our head office address noted below

Telephone at 1-866-696-3055 or (604) 696-3055

Email to directors@goldcorp.com

Available Board members and committee chairs will also be present at the meeting to receive questions from shareholders.

Shareholder Proposals

We must receive any shareholder proposal before 2:00 p.m. (Vancouver Time) on February 27, 2017 for it to be included in the circular and considered at the 2017 annual meeting of shareholders.

Shareholders who wish to make a proposal should refer to Section 99 of the Business Corporations Act (Ontario) for a full description of the procedures to be followed. Proposals may be addressed to the Corporate Secretary at our head office address noted below.

Head Office Address

Goldcorp Inc. (Attention: Corporate Secretary)

3400 Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Say on Pay

Shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. See “Business of Meeting – Advisory Vote on Executive Compensation” on page 12.

The Compensation Committee and the Board will continue to review and analyze the results of the advisory vote on our approach to executive compensation and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, you can communicate with the Compensation Committee directly by writing to them at our head office address above or calling them at the number provided for communicating with the Board.

In order to ensure we receive meaningful feedback on executive compensation, we invite shareholders to write directly to the Chair of the Compensation Committee at the head office address noted above.

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GOVERNANCE PRACTICES

We recognize the importance of corporate governance – the ways in which a Board oversees and governs a company – to ensure effective corporate management. We designed our governance programs to enhance shareholder value and protect employees. We are also subject to the rules put in place by Canadian and US securities regulators and the rules of the TSX and NYSE. We do not believe that there are any significant differences between our governance practices and those required to be followed by US companies under NYSE listing rules.

Our governance practices have been and continue to be in compliance with Canadian and US requirements.

Changes to the Board in 2016

Mr. John Bell and Mr. Douglas Holtby will be retiring from the Board this year, and will not be standing for re-election at the meeting. Goldcorp would like to thank Mr. Bell and Mr. Holtby for their dedication and commitment, and for providing the Board with valuable insight and perspective. Mr. Bell has been an independent director of Goldcorp since December 2004, and has served as a member of the Governance Committee and as Chair of the Sustainability Committee. Mr. Holtby has been an independent director of Goldcorp since February 2005, and has served as the Vice-Chair and Lead Director, as a member of the Governance Committee, the Audit Committee and as Chair of the Compensation Committee. Mr. Jeannes is also retiring from the Board and not standing for re-election at the meeting.

Governance Structure

The following chart highlights our governance structure.

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The following chart highlights the relationship between the Board, management and the committees of the Board.

Board of Directors – Independence and Key Policies

Independence of the Board

The Board and the Governance Committee considered the relationships of each of the nine director nominees to Goldcorp and determined that nine out of the 11 members of the current Board, and seven out of the nine proposed nominees for election as directors, qualify as independent directors. We review independence in light of the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) in Canada and the rules of the NYSE. None of the independent directors has a material relationship with Goldcorp that could impact their ability to make independent decisions.

Mr. Jeannes is not independent as he was the President and CEO for the year ended December 31, 2015. Mr. Telfer is not independent as he has an employment agreement with us for his continued service as Chairman. Mr. Garofalo will not be independent, as he has assumed the position of President and CEO following Mr. Jeannes‘ retirement.

Independence

Director/Nominee	Independent	Reason if not independent
Bell[1]	✓
Briscoe	✓
Dey	✓
Franssen	✓
Garofalo	×	President and CEO
Holtby[1]	✓
Jeannes[1]	×	Former President and CEO
Pelletier	✓
Reifel	✓
Telfer	×	Party to employment agreement for continued service as Chairman
Treviño	✓
Williamson	✓

Note:

1.	Mr. Bell, Mr. Holtby and Mr. Jeannes are retiring and will not stand for re-election at the meeting.

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Limit on Board service

We have a policy that no director may serve on four or more outside boards without approval from the Board. This ensures that directors have enough time to devote to the Board and reduces potential independence and conflict of interest issues.

Limit on interlocks

An interlock occurs when two or more Board members sit together on other boards as well. Our policy is that no two directors may sit together on two or more outside boards without approval of our Board. As of March 14, 2016, there are no interlocks between Board members.

Supporting Our Strategic Advantage

Our strategy is based on long-term success and we feel that the best way to ensure that success is to have a Board that:

›	Understands the mining industry and its complex history

›	Understands our business within the context of that industry history

Both of these factors mean we need to have highly experienced directors who stay on our Board for a significant amount of time. We see mandatory retirement ages and term limits for directors as arbitrary, which is why we do not have specific retirement or tenure policies.

Instead, we rely on our annual director assessment process which provides a rigorous peer-driven review of each director’s abilities and continuing contributions and our Board Succession Policy to ensure the preservation and orderly renewal of a strong and independent Board. This ensures we do not deny our shareholders the wisdom and guidance of highly knowledgeable and motivated individuals. We also continue to monitor developments in both of these areas and reassess our policies regularly.

Retirement Policy

We do not have a specific retirement age requirement for directors. The Governance Committee, however, reviews the appropriateness of each Board member’s continued service in light of the annual performance evaluations. This assists us to remain focused on having wise, contributing Board members.

The average age of our directors is 66 years and is broken down as follows:

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Tenure Policy

We believe it is important to have a balance between directors who have a long history and organizational understanding of our business with directors who bring new perspectives and ideas to the Board.

We value the experience and continuity provided by long-term directors. The average tenure of our directors is 7.5 years. We monitor that average on an ongoing basis.

Special Roles on the Board

Separation of Chairman and CEO

Since 2007, the roles of Chairman and CEO have been separate. The Board believes this format best serves us and our shareholders by dividing the responsibility for day-to-day operations from the oversight of Goldcorp. However, as Mr. Telfer is not independent, the Board has also provided for a Vice-Chair and Lead Director, Mr. Holtby, who is independent. As Mr. Holtby is not standing for re-election at the meeting, the Board has determined that Ms. Beverley Briscoe, an independent director, will assume the role of Vice-Chair and Lead Director effective as of April 28, 2016.

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet our corporate objectives and day-to-day management of the operations of Goldcorp. The CEO is tasked with ensuring that we are effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring we have appropriate policies and programs in place to provide for safe, effective operations that support the communities in which we work. The CEO is our principal spokesperson to the media, investors and the public.

Role of the Chairman

Mr. Telfer’s primary roles are to chair all meetings of the Board and shareholders and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agenda; ensuring that the Board works together as a cohesive team with open communication; and working with the Governance Committee to ensure there is an effective Board, committee and director evaluation process.

The Chairman acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public. The Chairman also ensures that our management strategies, plans and performance are appropriately presented to the Board.

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Independent Vice-Chair and Lead Director

The primary focus of the Vice-Chair and Lead Director is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. The Vice-Chair and Lead Director chairs all of the independent director meetings and reports the results of these meetings to the CEO and the Chairman.

The Vice-Chair and Lead Director’s key responsibilities include, among other things, acting as a liaison to ensure the relationships between the Board and management are conducted in a professional and constructive manner; supporting the Governance Committee in developing criteria for directors, identifying potential candidates and ensuring an adequate orientation program is in place; and reviewing director conflict of interest issues as they arise. The Vice-Chair and Lead Director also ensures that the Board has a process for assessing CEO performance and ensuring that appropriate succession, development and compensation plans are in place for senior management.

Position Descriptions

We have written position descriptions for each of the Chairman, the Vice-Chair and Lead Director and the CEO. The descriptions are reviewed and approved by the Governance Committee and the Board annually.

In addition, the terms of reference for each of the committees set out the responsibilities of both the committee and its Chair. The terms of reference and the written position descriptions of the Chairman, the Vice-Chair and Lead Director and the CEO are available at www.goldcorp.com.

Director Expectations and Attributes

Expectations and Personal Commitments

All directors are expected to demonstrate high ethical standards and integrity, leadership and current fluency in their own field of expertise. Every director is required to comply with our Code of Conduct (Code), all applicable policies and procedures, and our governance guidelines.

Board members are expected to develop and expand a broad and current knowledge of the nature and operation of our business, which is achieved through site visits each year.

Each director is expected to commit the time needed to be an effective and fully contributing member of the Board and each committee on which they serve. They are expected to attend all meetings of the Board and their committees, to come to the meetings fully prepared to actively participate and to remain in attendance for the duration of the meeting.

Skills

The Governance Committee maintains a matrix of the skill sets of the current directors. The matrix is reviewed annually and updated regularly. It is used as a reference tool for the assessment of Board composition and to assist in determining the skills the Board will seek in new director candidates.

Not every director has to be skilled in every area, but we seek a balance of necessary skills and experience to ensure that the Board is well-equipped to provide strategic support and constructive challenge to management.

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Our Board Skills

The following table sets out the matrix of skills of the directors proposed for nomination at the meeting.

Skill	Briscoe	Dey	Franssen	Garofalo	Pelletier	Reifel	Telfer	Treviño	Williamson
Relevant Industry Skills
Mining industry experience				✓	✓	✓	✓		✓
Environmental, safety and sustainability	✓		✓		✓
Mining					✓
Metallurgy					✓
Exploration / Geology						✓
Energy					✓

General Business Skills
Banking / Finance	✓	✓	✓	✓		✓	✓		✓
M&A		✓	✓	✓	✓	✓	✓	✓	✓
Accounting	✓			✓			✓	✓
Legal / Governance		✓
Consulting and private equity					✓	✓
Social, economic and foreign policy			✓
Information technology				✓				✓
Human resources and compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓

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Diversity

The Board and Governance Committee believe that diversity provides a depth of perspective and enhances overall Board operations. While our Board skills matrix above identifies the skills with the greatest ability to strengthen the Board given our current strategy, we are also focused on continually increasing diversity within the boardroom. In 2015, 27% of our directors were women (33% of the director nominees are women) and 26% of our officers were women. In addition, our directors and officers represent 10 different nationalities and self-identify with 30 distinct cultures/ethnicities.

30 distinct cultures/ethnicities represented by our directors and officers

The Governance Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election.

Our Diversity Policy promotes the benefits of, and need for, extending opportunities for career advancement to all internal personnel and outside candidates, without distinction as to gender ethnicity, or any other basis. In 2015, we appointed a Vice President of Diversity and established a Diversity Committee to lead our diversity initiatives under the Diversity Policy. Diversity Committee membership is comprised of a diverse group of employees from a range of different Goldcorp sites.

In response to recent amendments to NI 58-101, we have updated the mandates and the terms of reference of both the Board and the Governance Committee. Specifically, the Governance Committee’s mandate was expanded in 2014 to consider and, if appropriate, develop recommendations to the Board on what changes to our current policies relating to the representation of women on the Board and in executive positions may be advisable. While we do not currently support the adoption of targets or quotas to support our Diversity Policy and have not adopted a specific policy relating to the identification and nomination of women directors, our employees, executive officers and directors have been and will continue to be recruited and promoted based on their abilities and contributions.

During 2015, we undertook a significant review of our recruitment job postings to ensure the language included is gender neutral. We have also mandated that any external hiring conducted through an executive recruiter presents a diverse candidate pool. In selecting external vendors we have a primary focus on ensuring that the service provider has a diverse team that supports our work. Finally, we are developing our talent management strategy to ensure that diversity is fully integrated into every aspect of our programs including succession planning, leadership development, learning and development and identification of high potential talent. We expect to finalize our strategy during 2016.

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Gender and geography are of particular importance to ensuring diversity within the Board. Women have typically been underrepresented on boards, and we believe that ensuring gender diversity will enrich the Board. The global nature of our business makes geographic diversity essential to Board efficiency.

In this light, we seek to recruit Board candidates who represent both gender diversity and global business understanding and experience. We do not, however, support fixed percentages for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioural qualities that are most important in determining the value that an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates.

Board and Senior Management	Male	Female
Board	8	3
Audit Committee	2	2
Compensation Committee	4	1
Governance and Nominating Committee	4	1
Sustainability, Environment, Health and Safety Committee	3	2
Senior Management (Officers)	23	8

In 2014, we became a signatory to the Catalyst Accord, an initiative to increase the proportion of women directors on corporate boards. Catalyst, founded in 1962, is a leading non-profit organization dedicated to expanding opportunities for women in business. As a signatory to the Catalyst Accord, we committed to increase the overall percentage of women on the Board to 25% by 2017, which we proudly achieved in April 2015 with the appointment of Margot Franssen. We will continue to strive to increase diversity within the Board in years to come.

To ensure gender diversity throughout our organization, we have implemented a unique, enterprise-wide and highly innovative diversity program. Spearheaded by Anna Tudela, Vice President, Diversity, Regulatory Affairs and Corporate Secretary, the “Creating Choices” program is a training, development and mentorship initiative for women at Goldcorp.

Creating Choices aims to strengthen the ability of our female employees to: understand opportunities for personal and professional growth; develop their self-confidence and courage; build strong partnerships with fellow employees and communities where we operate; gain access to mentoring; and receive recognition for their contributions to Goldcorp.

In 2015, the second phase of the Creating Choices program, “Growing Choices”, was delivered by 40 Goldcorp-trained facilitators to employees in Canada, Mexico and Central and South America. Growing Choices is a four-module program that gives women insight into unwritten rules that govern corporate culture, such as creating a personal brand, work-life balance, career planning and building effective relationships.

This is the first time an enterprise-wide diversity program has been developed by a Canadian mining company. Supported by our executive management and the Board, Creating Choices represents the Board and our commitment to diversity and inclusion. To date, over 1,550 women have graduated from the program (1,200 graduates of Creating Choices, and 350 graduates of Growing Choices).

We are an industry leader in supporting and promoting the advancement of women and women’s issues in the global mining industry, as illustrated not only by the success of our Creating Choices program and the growing proportion of women in executive management (now at 26%, compared to 0% in 2005) and on the Board (now at 33% for the nominees, compared to 0% in 2005), but also through external actions such as our support for the Women’s Empowerment Principles, a partnership initiative of UN Women and UN Global Compact which provide a set of considerations to help the private sector focus on key elements integral to promoting gender equality in the workplace, marketplace and community.

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The proportion of women in senior management is growing. With the continued support of the Board and management, we expect this trend to continue in the years ahead. We remain actively committed to pursuing and developing ongoing diversity initiatives at Goldcorp.

Director Share Ownership

We align the interests of our directors with our shareholders by requiring that members of the Board own a minimum number of our common shares. Each non-executive director must hold common shares with a value equal to three times the annual retainer and after-tax equity compensation. The shareholdings of each non-executive director are valued using either the closing price of our common shares on December 31 each year or the value at the time they were acquired, whichever is greater. Directors have five years to meet the requirement and they must continue to hold the common shares throughout their service on the Board.

Currently, all of the directors have satisfied the share ownership requirements, except for Ms. Treviño, who has until 2017, Mr. Pelletier, who has until 2019, and Ms. Franssen, who has until 2020. Mr. Garofalo will have until 2021 to satisfy the share ownership requirement.

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Director Share Ownership as of December 31, 2015 and 2014

Director	Since	Year	Common Shares Held	Amount at Risk[2]	Multiple of Annual Retainer	Annual Retainer	After-Tax Value of RSUs[3,4]	Amount Required	Minimum met	Due date
				($)		($)	($)	($)
Bell[1]	Feb. 2005	2015	41,912	1,039,301	10.39	100,000	81,300	543,900	Yes	Feb. 2008
		2014	38,446	748,742	7.49	100,000	81,297	543,892	Yes
		+/-	+3,466	+290,559	+2.9	–	(3)	(8)	–
Briscoe	April 2006	2015	42,504	1,145,054	11.45	100,000	81,300	543,900	Yes	April 2009
		2014	34,438	670,685	6.71	100,000	81,297	543,892	Yes
		+/-	+8,066	+474,369	+4.74	–	(3)	(8)	–
Dey	June 2006	2015	39,253	1,071,592	10.71	100,000	75,705	527,115	Yes	June 2009
		2014	35,312	687,707	6.88	100,000	80,382	541,147	Yes
		+/-	+3,941	+387,568	+3.83	–	(4,677)	(14,032)	–
Franssen	April 2015	2015	8,066	100,859	1.01	100,000	75,705	527,115	N/A5	April 2020
		2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A5
		+/-	+8,066	+100,859	+1.01	–	+75,705	N/A	N/A5
Holtby[1,6]	Feb. 2005	2015	55,651	1,369,110	6.85	200,000	81,300	843,900	Yes	Feb. 2008
		2014	55,651	1,083,812	5.42	200,000	81,297	843,892	Yes
		+/-	–	+285,298	+1.43	–	(3)	(8)	–
Pelletier	May 2014	2015	18,997	237,542	2.38	100,000	81,300	543,900	N/A7	May 2019
		2014	10,931	212,883	2.13	100,000	81,297	543,892	N/A7
		+/-	+8,066	+24,659	+0.25	–	(3)	(8)	–
Reifel[6]	Nov. 2006	2015	4,050,310	50,645,805	506.46	100,000	81,300	543,900	Yes	Nov. 2009
		2014	4,042,244	78,723,324	787.23	100,000	81,297	543,892	Yes
		+/-	+8,066	(28,077,519)	(289.77)	–	(3)	(8)	–
Telfer	Feb. 2005	2015	192,800	4,419,057	5.65	782,000	81,300	2,589,900	Yes	Feb. 2008
		2014	147,651	2,875,526	3.34	862,000	81,297	2,829,892	Yes
		+/-	+45,149	+1,543,531	+2.31	–	(3)	(239,992)	–
Treviño	Feb. 2012	2015	15,767	197,153	1.97	100,000	81,300	543,900	N/A8	Feb. 2017
		2014	11,401	222,036	2.22	100,000	81,297	543,892	N/A8
		+/-	+4,366	(24,883)	(0.25)	–	(3)	(8)	–
Williamson	Nov. 2006	2015	52,507	656,557	6.56	100,000	75,705	527,115	2015	Nov. 2009
		2014	54,441	1,060,247	10.60	100,000	80,382	541,147	Yes
		+/-	(1,934)	(403,690)	(4.04)	–	(4,677)	(14,032)	–

Notes:

1.	Mr. Bell and Mr. Holtby are retiring and will not stand for re-election at the meeting.
2.	Amount at risk is the total value of the common shares held. Except as otherwise indicated, for 2015, it is calculated based on the average acquisition share price and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820. For 2014, it is calculated using the closing price of the common shares on the TSX on December 31, 2014 of C$21.51 and converted to US dollars at C$1.00 = $0.9054. For 2015, for each of Ms. Franssen, Mr. Pelletier, Mr. Reifel, Ms. Treviño and Mr. Williamson, the value of the common shares is based on the closing price of the common shares on the TSX on December 31, 2015 of C$15.99 and converted to US dollars at the exchange rate for 2015 of C$1.00 = $0.7820.
3.	For the year ended December 31, 2015, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2015 of $150,000 (based on the closing price of the common shares on the TSX on May 5, 2015 of C$22.39 and converted to US dollars at the exchange rate on May 5, 2015 of C$1.00 = $0.8306). Numbers may not add up due to rounding. RSUs granted in 2015 were subject to a withholding tax at a rate of 45.80%, other than for Ms. Franssen and Messrs. Dey and Williamson who were subject to a withholding tax rate of 49.53%.
4.	For the year ended December 31, 2014, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2014 of $149,995 (based on the closing price of the common shares on the TSX on May 6, 2014 of C$27.54 and converted to US dollars at the exchange rate on May 6, 2014 of C$1.00 = $0.9183). RSUs granted in 2014 were subject to a withholding tax at a rate of 45.80%, other than for Messrs. Dey and Williamson who were subject to a withholding tax rate of 46.41%.
5.	As 2015 was the first year Ms. Franssen was a director of Goldcorp, she has until 2020 to satisfy the minimum shareholding requirement.
6.	Each of Messrs. Holtby and Reifel hold their common shares directly or indirectly.
7.	As 2014 was the first year Mr. Pelletier was a director of Goldcorp, he has until 2019 to satisfy the minimum shareholding requirement.
8.	As 2012 was the first year Ms. Treviño was a director of Goldcorp, she has until 2017 to satisfy the minimum shareholding requirement.

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Director Processes and Programs

Nomination

The Governance Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Governance Committee develops, annually updates and recommends to the Board for approval, a long-term plan for Board composition. The plan considers:

›	The independence of each director

›	The competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team

›	The current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities that most affect Board dynamics

›	Our strategic direction

The Governance Committee does not set specific minimum qualifications for director positions. Instead, nominations for election or re-election to the Board are based on a particular candidate’s merits, skills and our needs after taking into account the current composition of the Board.

We evaluate candidates annually for nomination for election as directors. The Governance Committee considers an individual’s skills, diversity, independence, experience in critical areas and the ability to devote adequate time to Board duties and responsibilities. The Governance Committee seeks to achieve the appropriate balance of industry and business knowledge as set out in the skills matrix and takes into account personal integrity, judgment and reputation.

Whenever a seat on the Board is being filled, candidates who appear to best fit the needs of Goldcorp and the Board are identified. Potential candidates are then interviewed and further evaluated by the Governance Committee and the Chairman before they are presented to the Board for consideration.

The Governance Committee may also consider expanding the Board if presented with a potential candidate whose skills would complement the current Board.

Additionally, the terms of reference for the Governance Committee includes the responsibility to consider and develop recommendations to the Board on what changes to Goldcorp’s current policies relating to the representation of women on the Board and in executive officer positions may be advisable from time to time.

Board Succession Policy

A Board Succession Policy was adopted by the Governance Committee and approved by the Board on May 6, 2009. This policy acknowledges that it is in the best interests of us, and our shareholders, to provide for the orderly succession of directors, while ensuring the continuity of core competencies in the governance of a major global mining company, and the improvement or addition of new skill sets to address evolving trends in our business.

In order to facilitate the orderly replacement of outgoing Board members, the policy mandates that directors should, when possible, provide the Board with at least six months’ notice of their intention not to stand for re-election at the next annual general meeting, or to resign prior to the annual general meeting. In addition, board succession planning is discussed at various Governance Committee meetings throughout the year, and is discussed in the context of the annual assessments of the Board.

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Orientation

The Governance Committee is responsible for ensuring that new directors receive a comprehensive orientation program that ensures they are equipped to contribute to the Board from their very first meeting. The orientation includes:

›	Written information about the duties and obligations of directors, our business and operations and documents from recent Board meetings

›	An orientation meeting, one-on-one with members of management, to learn about the business, get acquainted with management and facilitate future direct contact as needed

›	Invitations to attend all committee meetings, regardless of whether the director is a member, to improve understanding of mandates and the division of labour between the committees and the Board

›	Arrangements for the new director to visit an operating site (which is encouraged at least annually for all directors) to see first-hand how Goldcorp operates

›	Provision of relevant analyst reports on a regular basis

Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Continuing education ensures directors are advised of industry developments and emerging governance issues and requirements and ensures directors understand issues faced within our business.

The Governance Committee oversees ongoing education for all directors on behalf of the Board. To develop appropriate programs that help directors become familiar with our business and operations including our reporting structure, strategic plans, financial issues, risk issues and general legal compliance programs, they:

›	Periodically canvass directors to determine their training and education needs and interests

›	Request management to prepare additional information sessions as needed

›	Arrange ongoing visits by directors to our facilities and operations

›	Arrange the funding for directors to attend seminars or conferences of interest and relevance to their position as a director of Goldcorp

›	Encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance

Per diem directors’ fees are not paid for attending courses, seminars or conferences, but are paid for site visits to our operations. Our continuing education policy encourages Board members to attend conferences and pursue further education and, pursuant to this policy, all expenses incurred in connection with such continuing education are paid for by us.

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Current Directors’ Continuing Education During 2015

Date	Hosted by	Topic / Description of Event	Attendees

January 15, 2015	Kingsdale	Governance Summit	Bell[1] Pelletier

February 22-25, 2015	BMO	Global Metals and Mining Conference	Williamson

June 6, 2015	ICD	Annual conference	Briscoe

June 11, 2015	Equity Silver mine (British Columbia)	Mine visit. Attendees toured the mine and received presentations on sustainability, environment and health and safety matters	Bell[1] Briscoe Pelletier Reifel

July 7, 2015	Board Orientation	Finance, Diversity, Investor Relations, Corporate Affairs and Sustainability	Franssen

July 17, 2015	NACD	Seminar “Environmental and Disruptive Forces”	Bell[1]

July 30-31, 2015	Éléonore mine (Québec)	Mine visit. Attendees toured the mine and participated in the Mine Inauguration Ceremony.	Bell[1] Briscoe Dey Holtby[1] Jeannes[1] Pelletier Reifel Telfer Williamson

September 15, 2015	Bank of America	Mining Conference	Williamson

September 29, 2015	Pueblo Viejo mine (Dominican Republic)	Mine visit. Attendees toured the mine and received presentations on sustainability, environment and health and safety matters	Bell[1] Franssen, Pelletier Reifel Telfer Williamson

October 13-15, 2015	Peñasquito mine (Mexico)	Mine visit. Attendees toured the mine and received presentations on sustainability, environment and health and safety matters	Bell[1] Briscoe Franssen Pelletier Reifel

October 16, 2015	Board Orientation	Finance, Diversity, Investor Relations, Corporate Affairs and Sustainability	Franssen

December 7-8, 2015	NACD	Advanced Director Professionalism	Holtby[1]

Various	Deloitte LLP, Independent Registered Chartered Accountants	Presentations and Seminars	Holtby[1]

Various	ICD/Rotman School of Management	Directors Education Program	Pelletier

Various	ICD	Breakfast sessions	Briscoe
Various	ICD Lower Mainland	Chapter meetings on compensation & governance	Pelletier

Note:

1.	Mr. Bell, Mr. Holtby and Mr. Jeannes are retiring and will not stand for re-election at the meeting.

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Assessments

The Board is committed to regular assessments of its own effectiveness and that of the committees and individual directors. Every year the Governance Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored. For 2015, both a questionnaire and interview process were used.

The Board assessment questionnaire is reviewed and updated by the Governance Committee. It explores views of the members in the following five key areas:

Key area	Specific items assessed
Board assessment	Board structure, composition, mandate, roles and responsibilities and effectiveness
Committee assessment (each committee)	Committee meetings, composition, mandate, committee operations and effectiveness
Peer evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise
Self-evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise
Overall comments and performance	Comments on the overall performance of the Board, committees, individual members or general company matters

Committees

We have four standing committees as shown below. From time to time the Board may appoint additional ad hoc – special purpose – committees.

All of the committees are made up entirely of independent directors. The CEO does not participate in making appointments to the committees.

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Committee Service

Director	Audit	Compensation	Governance	Sustainability
Bell[1]			✓	Chair
Briscoe	Chair			✓
Dey		✓	Chair
Franssen		✓		✓
Holtby[1]	✓	Chair	✓
Pelletier			✓	✓
Reifel		✓		✓
Treviño	✓		✓
Williamson	✓	✓

Note:

1.	Mr. Bell and Mr. Holtby are retiring and will not stand for re-election at the meeting.

Directors are rotated from one committee to another and the role of the Chair is rotated among committee members when practical to allow for new ideas and experiences on each committee.

You can access the terms of reference for each committee at www.goldcorp.com.

Meetings

Board Meetings

The Board meets at least six times a year – once every quarter, one additional time at the annual shareholders’ meeting and once in December to review strategy and budget. The Board meets as many additional times as it needs to deal with our current business and affairs.

Committee Meetings

Each committee meets at least twice a year. Committees also meet as many additional times as they feel is necessary to deal with our current business and affairs. The President and CEO and the Chairman may attend such meetings, but do not receive any additional compensation for such attendance.

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Attendance Policy

Directors are expected to attend, in person, all meetings of the Board and all meetings of each committee of which they are a member. Attendance by telephone is allowed in appropriate circumstances.

In 2015, our directors attended 97% of all Board meetings.

Directors who do not meet the attendance requirements set out below are expected to submit their resignation from the Board to the Chair of the Governance Committee for consideration. Providing a lower threshold for international directors allows us to access candidates who provide substantial value on the Board, but who face significant travel burdens.

Where director resides	Submit resignation if attends less than
Canada or the US	75% of regularly scheduled Board and committee meetings
Outside of Canada or the US	60% of regularly scheduled Board and committee meetings

Directors are also expected to be fully prepared for each meeting (having read the materials and being ready to actively participate) and to stay for the entire meeting.

If a director cannot attend a meeting, he or she is required to contact the Chairman, the CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the business presented.

Directors are also expected to attend the annual shareholders’ meeting each year unless they face an unforeseen circumstance. Historically, a majority of the directors have attended our annual shareholders’ meetings.

Board and Committee Attendance During 2015

	Board		Audit Committee		Compensation Committee		Governance Committee		Sustainability Committee
Meetings Held	9 meetings[2,3]		5 meetings[4]		5 meetings[4]		4 meetings[4]		4 meetings[4]
Director	Number Attended	%	Number Attended	%	Number Attended	%	Number Attended	%	Number Attended	%
Bell[1]	9/9	100%	N/A	N/A	N/A	N/A	4/4	100%	4/4 (Chair)	100%
Briscoe	9/9	100%	5/5 (Chair)	100%	N/A	N/A	N/A	N/A	4/4	100%
Dey	9/9	100%	N/A	N/A	5/5	100%	4/4 (Chair)	100%	N/A	N/A
Franssen[5]	7/7	100%	N/A	N/A	3/3	100%	N/A	N/A	3/3	100%
Holtby[1]	8/9	89%	5/5	100%	5/5 (Chair)	100%	4/4	100%	N/A	N/A
Jeannes[1,6]	9/9	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pelletier	9/9	100%	N/A	N/A	N/A	N/A	4/4	100%	4/4	100%
Reifel	8/9[7]	89%	N/A	N/A	5/5	100%	N/A	N/A	4/4	100%
Telfer[6]	9/9 (Chair)	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Treviño	8/9[7]	89%	4/5	80%	N/A	N/A	2/4[8]	50%	N/A	N/A
Williamson	9/9	100%	5/5	100%	5/5	100%	N/A	N/A	N/A	N/A
Overall Attendance		97%		95%		100%		90%		100%

Notes:

1.	Mr. Bell, Mr. Holtby and Mr. Jeannes are retiring and will not stand for re-election at the meeting.
2.	In addition to the nine regular Board meetings, an additional three meetings were held in 2015 without Mr. Jeannes present. All of the directors were present at each of these three meetings. See “Succession Planning”.
3.	These nine Board meetings were held over a period of 10 days.
4.	Directors who are not members of the committee attended certain of these meetings by invitation and received compensation for such attendance.
5.	Ms. Franssen became a director on April 30, 2015 and has attended all meetings since her appointment.
6.	Messrs. Jeannes and Telfer are not members of any committee of the Board as they are not deemed to be independent. Both of them participate in various committee meetings, but do not receive any additional compensation for attending. Each committee holds independent in camera meetings without Messrs. Jeannes or Telfer present.
7.	Mr. Reifel and Ms. Treviño were each unable to attend one board meeting due to scheduling conflicts, but reviewed all materials and provided input to the Chair.
8.	Ms. Treviño was unable to attend two of these meetings due to scheduling conflicts, but reviewed all materials and provided her input to the Chair of the GC.

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In Camera Sessions

The independent directors meet in camera – without management or non-independent directors present – as a group at the end of every regularly scheduled Board meeting. In 2015, the independent directors met five times. For unscheduled Board meetings, the independent directors meet in camera on an as-needed basis.

All committees are made up of only independent directors, but Messrs. Jeannes and Telfer participate in various committee meetings from time to time without receiving additional compensation. Every committee holds an in camera session at each meeting.

Group	Number of Meetings	In Camera Meetings[2]
Board	9[1]	5
Audit	5	5
Compensation	5	5
Governance	4	3
Sustainability	4	4

Notes:

1.	Three meetings were held via conference call.
2.	In camera sessions are held only at scheduled Board and Committee meetings.

Board Mandate

Roles and Duties At-A-Glance

The Board has a primary responsibility to foster the short and long-term success of Goldcorp and is accountable to the shareholders. The directors are stewards of our company and, through their oversight of the CEO, set the tone for our conduct.

The Board has significant roles and duties in each of seven core areas:

Core area	Key responsibilities
Board affairs	› Annual evaluations of Board, committees and directors › Director renewal (nominations, orientation, continuing education) › Board and committees terms of reference › Governance practices
Human resources	› CEO performance, compensation and succession › Executive compensation › Compensation strategy and programs
Strategy and plans	› Adopt and review strategic planning process › Annually approve strategic plan › Annually approve capital and operating budgets › Oversee performance against plan and budgets
Financial and corporate issues	› Oversee internal control and management information systems › Approve financial disclosure › Approve financings and material debt programs › Recommend auditors and approve audit fees
Business and risk management	› Oversee identification and management of principal risks › Assess effectiveness of risk management systems
Policies and procedures

›     Approve and monitor compliance with our Code

›      Approve and monitor all significant policies

›     Oversee management’s operations to high ethical and moral standards

›      Periodically review key policies and reports

Compliance reporting and corporate communications	› Ensure effective communication processes with shareholders and stakeholders › Approve and review the disclosure and insider trading policy › Ensure appropriate financial and annual reporting

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See Schedule “C” for the full text of the terms of reference for the Board. In addition, the full text of the terms of reference for the Board and the committees can be found on the “Governance and Policies” page in “About Us” at www.goldcorp.com.

Strategic Planning

Solid strategic planning is essential to our success and we rely on input from the Board to ensure we have a strong, achievable and value-maximizing plan in place each year.

We hold an enhanced strategic planning meeting with the Board each year. The meeting is led by management and provides an opportunity for the Board to review our strategic plan in detail before its approval. The strategic plan takes into account, among other things, trends within the industry and opportunities and risks we face as a company. The Board may make amendments to the strategic plan before or after its initial approval and may also direct key strategic objectives for the coming year.

We also follow a rigorous process for reviewing and updating our annual and life-of-mine strategic operating plans. These operating plans assist us in making decisions with respect to capital and resource allocation and help direct key corporate strategic initiatives.

The Board reviews and approves the budget and three-year operating plans on an annual basis. On a quarterly basis, the Board assesses our performance against our strategic and operational objectives.

Strategic planning process

Risk Management Oversight

The full Board is entrusted with the responsibility for overseeing the significant risks to which our business is exposed and ensuring there are processes in place to effectively identify, monitor and manage them. A significant risk is one that, if it were to occur, could materially impact our ability to meet or support our business objectives.

The Board delegates responsibility for the execution of certain elements of risk oversight to the committees in order to ensure appropriate expertise, attention and diligence. The committees oversee the relevant risk areas and report to the Board regularly. Each committee operates according to a Board-approved written mandate outlining its duties and responsibilities. They also oversee the procedures and programs put in place by management to mitigate the

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risks and the allocation of adequate resources to address the risks. Management is responsible for ensuring that the Board and its committees are kept well informed of changing risks.

Enterprise Risk Management

The nature of our business and the competitive environment in which we operate requires some level of risk-taking to achieve growth and strategic objectives in the best interest of our shareholders. We have developed and implemented a clear, company-specific operating framework for enterprise risk management (ERM) in order to better protect and enhance shareholder value.

A well-operated ERM framework enables us to effectively deal with uncertainty and the associated risk and opportunity, enhancing our capacity to achieve operational plans and objectives. ERM also increases the probability of success and reduces the probability of failure and the level of uncertainty associated with achieving our objectives. We continually assess and implement processes and practices to strengthen our ERM program.

The ERM program provides a framework for risk management which includes the identification, assessment, management, monitoring and reporting of risks appropriately across all aspects of the business. Senior management is committed to having a risk-aware culture throughout the organization where key stakeholders contribute to making well-informed and balanced business decisions.

The focus of ERM is the assessment of significant risks and the implementation of suitable risk responses. The process includes bottom-up risk identification and assessment from operations, regional business units and corporate functions, application of standardized risk assessment criteria in terms of likelihood and consequences, as well as development of mitigation strategies. Significant risks are reported and reviewed by Regional Risk Committees on a quarterly basis for each of our regions, which involves an assessment and discussion of operational and external risks. External risks emerging from political actions in the jurisdictions we operate are identified through a robust Country Risk Assessment process. All risks are revisited and updated periodically to ensure the assessment and treatment of risk is appropriate and adequate, and are reviewed with Senior Management on a quarterly basis. The Board receives quarterly reports from Management on enterprise risks, including financial, regulatory, strategic and operational risks for monitoring and mitigation of these risks.

The key factors that drive our risk profile are set out in our annual information form to be filed in March 2016.

Managing Fraud Risk

We manage fraud risk through a framework of internal controls. The framework includes a structured assessment of our internal controls over financial reporting, an Anti-Bribery and Anti-Corruption compliance program and the Information Technology Security Program. The internal controls framework is also supported by our ethics-reporting process and transactional controls, such as delegation of financial authority for expenditures, transaction authorization requirements, and detective data-analytics.

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During 2015, we began implementing a global fraud risk assessment process that will be integrated with our ERM program. The new process, once fully implemented, will further strengthen our ability to manage fraud risk by helping management assess the adequacy of the fraud-risk mitigation measures in-place.

In support of our overall fraud risk management efforts, risk-based data-analytics over cash disbursements were implemented in 2015 as a proactive measure to detect and follow-up on anomalies and red flags that may relate to fraudulent activities.

Code of Conduct

The Board has adopted the Code for directors, officers, employees and applicable third parties conducting work for or on behalf of us. The Code may be accessed under our profile at www.sedar.com or at www.sec.gov or on our website at www.goldcorp.com. The Code is available in English, Spanish and French and clearly defines how anyone working for or on behalf of us is expected to conduct themselves while representing the company. Significant efforts are made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is periodically monitored by our Ethics and Compliance department through global assessments.

Enforcement

The Audit Committee is responsible for monitoring compliance with the Code and related policies by reasonably ensuring that all directors, officers, employees and applicable third parties receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. To achieve this, we have formed an Ethics Committee that leads an integral awareness program. The program includes a combination of corporate and site-driven online and in-person training and a meaningful communications strategy that applies company-wide.

Everyone covered by the Code has a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations. In addition to the direct reporting of ethics-related instances, site and regional management must report all instances of Code violations or suspected violations as part of our quarterly disclosure process.

Our Ethics Committee oversees the timely appropriate assessment and follow-up of the reports received.

Incident Reporting Requirements

Goldcorp has multiple channels to report instances of actual or potential violations of the Code. These channels include:

›	Direct reporting to site, regional or corporate management

›	Direct reporting to compliance-related functions (e.g., Ethics and Compliance, Legal, Human Resources or Internal Audit)

›	Reporting through the Alternative Ethics Reporting Channels (e.g., confidential toll-free hotlines, internal reporting email address – ethics.help@goldcorp.com – and reporting web portal – www.goldcorp.ethicspoint.com)

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The table below summarizes the escalation requirements in place depending on the type of ethics incident/report received:

Situation	WHO SHOULD BE NOTIFIED AND WHEN?
	Directly to Site/Regional Management AND Quarterly Notification to Ethics & Compliance Committee OR Direct reporting to compliance-related function	Immediate Reporting to Senior Management and Ethics & Compliance Committee AND Quarterly Report to Audit Committee	Immediate Reporting to Audit Committee or the Board
Employee relations and HR-related issues	✓
Material misstatement or omission in our publicly released financial statements or disclosures		✓	✓
An event or series of events indicative of a deterioration in the overall internal control environment		✓	✓
Significant fraud or theft		✓	✓
Bribery of a government official or any violation of Goldcorp’s Anti-Bribery and Anti-Corruption Policy		✓	✓
Conflicts of interest	✓	✓
Anti-competitive practices	✓	✓
Real or potential violations related to Sustainability (Health, Safety, Environment, Security, Corporate Social Responsibility and Human Rights)	✓
Real or potential violations related to management and confidentiality of Goldcorp’s information	✓	✓
Retaliation against employees or third parties who make reports in good faith	✓	✓

Ethics Committee

In order to address Code matters in a timely, unbiased and appropriate manner, we have formed an internal Ethics Committee that oversees our Compliance Program and the Ethics Reporting Process. Goldcorp’s Ethics Committee is a multidisciplinary and independent group of corporate employees and officers chaired by our Executive Vice President and General Counsel. The members of the Ethics Committee are:

›	Executive Vice President and General Counsel (Chair)

›	Executive Vice President and Chief Operating Officer

›	Executive Vice President, Corporate Affairs and Sustainability

›	Senior Vice President, Sustainability

›	Senior Vice President, Controller

›	Senior Vice President, Technical Services and Business Excellence

›	Vice President, People

›	Vice President, Diversity, Regulatory Affairs and Corporate Secretary

›	Vice President, Internal Audit

›	Director, Enterprise Risk Management

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Goldcorp Global Policies

Many of our key global policies, in addition to being stand-alone policies, are an integral part of our Code and violations of these policies are treated as violations under the Code. Other key policies state our values and objectives in areas important to our long-term success. Our key policies include:

Policy	Part of Code	More information
Anti-Bribery and Anti-Corruption Policy	✓	See Schedule “A” on page 137
Environmental and Sustainability Policy	✓	See Schedule “A” on page 137
Corporate Social Responsibility Policy		See Schedule “A” on page 137
Human Rights Policy	✓	See Schedule “A” on page 138
Occupational Health and Safety Policy	✓	See Schedule “A” on page 138
Donations Policy	✓	See Schedule “A” on page 138
Political Contributions Policy	✓	See Schedule “A” on page 138
Disclosure, Confidentiality and Insider Trading Policy	✓	See Schedule “A” on page 138
Social Media Policy		See Schedule “A” on page 138
Diversity Policy		See page 109

Guidelines

The Board encourages and promotes an overall culture of ethical business conduct by:

›	Promoting a safe work environment

›	Promoting compliance with applicable policies, laws, rules and regulations

›	Providing meaningful training and guidance to directors, officers and employees to help them recognize and deal with ethical issues

›	Promoting a culture of open communication, honesty and accountability

›	Ensuring application of applicable and consistent disciplinary actions for violations of business ethics principles

The Code, and its related policies, provides specific guidelines and requirements for dealing with situations that may be encountered in the normal course of business. The Code details our expectations and requirements through the following Guiding Principles:

›	Understand and abide by the Code

›	Communicate the Code to those who work with us

›	Lead by example by having the courage to say and do what is right

›	Report any real or potential Code violation

›	Company records must always be transparent, complete, confidential and accurate

›	Complying with the Code and with the law are conditions of employment

›	The Code is applicable to everyone working for, or on behalf of, Goldcorp

›	Take care of Goldcorp assets as if they were your own

›	Always disclose all real or apparent conflicts of interest

›	Bribery and corruption will never be in Goldcorp’s best interest

›	Fraudulent activities will not be tolerated

›	Our commitment to safety and responsible mining is key to doing what is right

›	Always treat people with respect

›	All Code violations must trigger corrective actions

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The Board reasonably ensures that directors, officers and employees are familiar with the provisions of the Code regarding disclosing conflicts of interest and how to obtain direction from management and/or from the Ethics Committee on any potential conflict of interest. This helps to ensure that independent judgment is exercised in all circumstances.

Goldcorp also monitors and enforces other related global policies such as our Disclosure, Confidentiality and Insider Trading Policy and our Anti-Bribery and Anti-Corruption Policy. On this front, we have developed and implemented a structured Anti-Bribery and Anti-Corruption compliance program which consists of a combination of training and risk-based preventive and detective actions executed throughout our organization.

The Board also encourages a culture of ethical business conduct and integrity through its formal meetings and informal discussions with management. The Board believes that a strong and consistent tone from the top from the management team regarding the importance of acting ethically in how we conduct our business promotes an ethical culture as well as appropriately monitoring the activities of our employees and applicable third parties to ensure compliance.

Reporting Violations or Seeking Advice

Any person covered by the Code who:

›	Feels that a violation of the Code, the law, or other related policy has occurred or has the potential to occur, or

›	Would like advice regarding compliance with the Code, the law, or other related policy can report the violation, potential violation or concern or seek advice by telephone, email, or through a dedicated web portal. The telephone line and portal offer anonymous reporting and are both managed by NAVEX Global (NAVEX), an independent third-party reporting agency engaged by us. We also maintain an internal help service (ethics.help@goldcorp.com) that provides responses to inquiries via email.

Our Ethics Committee members receive direct communication from NAVEX and the Ethics and Compliance department to assess reports and queries received as applicable. The Ethics Committee meets on a quarterly basis to discuss the status of the applicable ethics reports and queries, and to review the progress of our compliance program.

Investigations

Once received, complaints are carefully assessed by our Ethics and Compliance function and, if applicable, escalated to the relevant management levels within the company to validate the approach to be taken. Depending on the nature and complexity of the reports received, these can be investigated directly by the Ethics and Compliance function, through the use of external resources, by Internal Audit or by applicable independent members of management. The Ethics Committee, through the Ethics and Compliance department, ensures that all reports received are properly assessed and followed-up on and that the investigation steps taken are adequate, reasonable and sufficient. The Audit Committee receives a quarterly update on the status of all reports received during the period and for those carried forward from prior periods.

Reports related to a material misstatement or omission in our publicly released financial statements or disclosures, bribery of government officials, known or suspected material fraud, or events indicative of deterioration in the overall internal control environment are escalated to the Audit Committee by the Chair of the Ethics Committee.

Priority is given to investigations into any matters relating to:

›	A material misstatement or omission in our public disclosure documents or publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of our publicly released financial statements

›	Bribery of a government official or other alleged violation of anti-corruption laws

›	Known or suspected significant fraud

›	A series of events indicative of deterioration in the overall internal control environment at one of our mines or project development sites or offices

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Corrective actions are triggered whenever an investigation concludes with reasonable certainty that a Code violation has occurred. Corrective actions may include disciplinary measures, process changes or improvements and organizational changes.

Upon closure of each report, the Ethics and Compliance department notifies the reporter (if he/she can be contacted) about the case closure. All relevant information about the reports received, their assessment and their investigation is centrally stored in a web-based case management system which is subject to internal and external audit on an annual basis.

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In this section you can read about the activities of each of our standing committees:

Audit Committee	Page 128
Compensation Committee	Page 129
Governance Committee	Page 132
Sustainability Committee	Page 133

COMMITTEE REPORTS COMMITTEES: 100% independent DIRECTOR ENGAGEMENT: 97% attendance at Board meetings DISCLOSURE: 100% director approved

127	Page - COMMITTEE REPORTS

AUDIT COMMITTEE

Composition

Members	Independent	Meetings	2015 Attendance
Briscoe, Chair	✓	5/5	100%
Holtby[1]	✓	5/5	100%
Treviño	✓	4/5	80%
Williamson	✓	5/5	100%
Total	100%		95%

Note:

1.	Mr. Holtby is retiring and will not stand for re-election at the meeting.

There were no changes to the membership of the Audit Committee in 2015. Members of the Audit Committee are independent and financially literate as required under NYSE rules.

Mandate

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Goldcorp and the investment community. The external auditors report directly to the Audit Committee. You can access the full text of the Audit Committee’s terms of reference at www.goldcorp.com.

2015 Highlights

The Audit Committee considered, reviewed or approved the following matters:

Area	Actions
Financial Reporting	› Approved the audited and unaudited consolidated financial statements and the corresponding MD&A
Independent Auditors

›     Reviewed the 2015 global audit service plan for Goldcorp and its subsidiaries

›      Met regularly in camera with the independent auditors

›     Received the reports of the independent auditors on Goldcorp’s financial statements

›      Reviewed annual assessment of external auditors

›     Approved the independent auditors’ audit and non-audit services and related fees

Internal Audit	› Received internal audit reports for 2015 › Met with the leader of internal audit, in camera, to discuss the adequacy of internal controls, significant risks and other matters
Committee Operations

›     Recommended to the Board approval of the Audit Committee Terms of Reference and Checklist

›      Reviewed quarterly updates on Goldcorp’s financial performance

›     Reviewed treasury reports

›      Received quarterly legal, ethics and insurance updates

›     Discussed anti-bribery and anti-corruption program compliance

›      Received reports from Disclosure Committee

›     Received a presentation on tax updates

›      Met in camera with the CEO and CFO

›     Conducted annual self-evaluations

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COMPENSATION COMMITTEE

Composition

Members	Independent	Meetings	2015 Attendance
Holtby, Chair[1]	✓	5/5	100%
Dey	✓	5/5	100%
Franssen	✓	3/3	100%
Reifel	✓	5/5	100%
Williamson	✓	5/5	100%
Total	100%		100%

Note:

1.	Mr. Holtby is retiring and will not stand for re-election at the meeting.

Subsequent to her appointment to the Board on April 30, 2015, Ms. Franssen joined the Compensation Committee.

Mandate

The primary function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. The independent compensation advisor reports directly to the Compensation Committee. You can access the full text of the Compensation Committee’s terms of reference at www.goldcorp.com.

Member Skills

Each of the members of the Compensation Committee have direct experience in both public and private sector executive compensation enabling the Compensation Committee to make decisions on the appropriateness of Goldcorp’s compensation policies and practices.

Member	Relevant skills and experience
Holtby	Mr. Holtby is the founder and CEO of his own private investment company. He has been a senior executive of several media companies and is the Chairman of Silver Wheaton Corp. In all of these positions, Mr. Holtby directly managed or oversaw the executive compensation programs. Mr. Holtby is also a Fellow Chartered Accountant. Mr. Holtby is a member of the ICD in Canada.
Dey	Mr. Dey is the Chairman of Paradigm Capital Inc. and a director of Granite REIT (formerly known as MI Developments Inc.). He is also the Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. Former positions include: Chairman of the Ontario Securities Commission, Chairman of Morgan Stanley Canada, Senior Partner of Osler, Hoskin & Harcourt LLP and Chair of the TSX Committee on Corporate Governance. In certain of these positions, Mr. Dey directly managed or oversaw executive compensation programs. In addition, Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to the Compensation Committee. Mr. Dey is a member of the ICD in Canada.
Franssen	Ms. Franssen is the founder and past-president of The Body Shop Canada. She has also served on numerous boards, including the Canadian Imperial Bank of Commerce (CIBC). As a director of CIBC, Ms. Franssen served on the Compensation Committee and directly managed or oversaw executive compensation programs.
Reifel	Mr. Reifel is President and a director of Chesapeake Gold Corp. (Chesapeake). Former positions include: director of Glamis Gold Ltd. and President, founder and a director of Francisco Gold Corp. (Francisco), which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala, mines currently owned by Goldcorp. Mr. Reifel directly managed or oversaw the executive compensation programs as President of both Chesapeake and Francisco. Mr. Reifel is a member of the ICD in Canada.
Williamson	Mr. Williamson is currently an independent consultant and a director of Tahoe Resources Inc. Former positions include: director of Glamis Gold Ltd., director of Uranium One Inc. and Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. As Chair of the Compensation Committee at Tahoe Resources Inc. and Glamis Gold Ltd., Mr. Williamson directly managed or oversaw the executive compensation programs. Mr. Williamson is a member of the ICD in Canada.

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2015 Work Plan

Committee Actions for the Year

›      Review CEO terms of reference and goals and objectives regarding CEO compensation

›     Review CEO evaluation and compensation procedures

›      Review Compensation Committee terms of reference

›      Review share ownership requirement for executives and directors

›     Review management’s assessment of compliance with laws

›      Review CD&A

›     Review CEO’s assessment of executive management and fix executive management compensation

›      Review incentive awards, perquisites and other remuneration for executives

›      Lead CEO review and evaluation

›     Recommend CEO compensation to the Board

›      Approve CEO’s assessment of executives and approve executive compensation

›     Approve recommended incentive awards, perquisites and other remuneration matters for executives

›      Review succession plan for executives

›     Ensure CD&A disclosure meets all requirements

›      Conduct an annual self-evaluation

›      Review directors, Chairman and Vice-Chair and Lead Director compensation, including competitiveness

›      Grant restricted share units to non-executive directors

›     Review market survey of executive compensation

›      Initiate other special projects

›     Review annual report from Management Pension Committee on retirement plans

›      Review short-term incentive plan targets for current year

› Review overall program competitiveness › Review recommendations for other special projects, if any › Review agreements with executives (if necessary) › Equity grants for new hires (second quarter)

›      Review compensation policies and guidelines for all employees

›     Review any stock option plan, restricted share unit plan and performance share unit plan and other similar plans and recommend changes to the Board (if necessary)

›     Recommend share ownership guidelines for and review share holdings of executive management

›      Review limit on number of external Boards on which executive management may participate

› Review executive compensation philosophy and guidelines › Review provisional short-term incentive scores

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2015 Highlights

The Compensation Committee considered, reviewed or approved the following matters:

Area	Actions
Executive Compensation

›     Recommended to the Board Goldcorp’s annual executive compensation program

›      Reviewed the corporate performance metrics and validated the compensation peer groups

›     Received management’s presentations on executive compensation matters (including trends and peer groups), strategic initiatives, and reports of Institutional Shareholder Services, Inc. and Glass, Lewis & Co., LLC

›      Received presentations from Willis Towers Watson on executive compensation matters

›     Received presentations from Hugessen, in camera, on executive compensation matters and related disclosure

›      Discussed, in camera, strategic initiatives, corporate scorecard and executive vice presidents’ performance

CEO Performance Evaluation	› Approved CEO Terms of Reference › Assessed CEO compensation › Conducted evaluation of the CEO for the year ended December 31, 2014
Equity Based Compensation

›     Recommended to the Governance Committee and the Board CEO, executive officers and mine general managers share ownership policy

›     Recommended to the Governance Committee and the Board amendments to Board Guidelines with respect to director share ownership requirements

›      Recommended to the Board to approve amendments to the stock option plan and to the restricted share unit plan

›      Recommended to the Governance Committee to make a joint recommendation to the Board to approve limiting of equity grants in restricted share units to a maximum of $150,000 for all non-executive directors

›      Approved changes to the long-term incentives mix for executive officers for 2016

Committee Operations

›     Approved the Compensation Committee Terms of Reference and the Management Pension Committee Terms of Reference

›      Approved, and recommended to the Board to approve, the Clawback policy

›     Approved, and recommended to the Board to approve, the Say on Pay policy

›      Received management’s assessment of compliance with laws, regulations and disclosure requirements

›      Conducted annual self-evaluations

›     Received a report on the proposed succession plan for executives

Other Matters	› Reviewed the 2014 Management Pension Committee annual report › Approved certain supplementary SERP memberships

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GOVERNANCE COMMITTEE

Composition

Members	Independent	Meetings	2015 Attendance
Dey, Chair	✓	4/4	100%
Bell[1]	✓	4/4	100%
Holtby[1]	✓	4/4	100%
Pelletier	✓	4/4	100%
Treviño[2]	✓	2/4[2]	50%
Total	100%		90%

Notes:

1.	Mr. Bell and Mr. Holtby are retiring and will not stand for re-election at the meeting.
2.	Ms. Treviño was unable to attend two of the meetings due to a scheduling conflict, but reviewed all materials and provided her input to the Chair of the GC.

There were no changes to the membership of the Governance Committee in 2015.

Mandate

The primary function of the Governance Committee is to provide a focus on governance that will enhance Goldcorp’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. You can access the full text of the Governance Committee’s terms of reference at www.goldcorp.com.

2015 Highlights

The Governance Committee considered, reviewed or approved the following matters:

Area	Actions
Board Succession Plan	› Discussed succession plan for directors
Director Development

›     Reviewed policies on director orientation and continuing education

›      Confirmed the responsibility matrix for the roles of Chairman, Vice-Chair and Lead Director and President and CEO

›      Updated the Board skills matrix

›     Received report from the Chairman on 2014 Board evaluations

Policy Considerations

›     Reviewed and discussed the Diversity Policy and related disclosure

›      Recommended that the Board approve amendments to Goldcorp’s by-laws

›      Reviewed share ownership requirements for the CEO, executive vice presidents, mine general managers and the directors

Committee Operations

›     Conducted an independence evaluation of the Board members

›      Conducted an independence and financial literacy evaluation of the Audit Committee members

›     Conducted annual self-evaluation

›      Approved the Terms of Reference and Checklist for the Chairman, Vice-Chair and Lead Director

›     Approved the recommendations from the Compensation Committee to make a joint recommendation to the Board to approve no changes to the current compensation received by directors, the Chairman and the Vice-Chair and Lead Director for the ensuing year, and to limit equity grants in restricted share units to a maximum of $150,000 for all non-executive directors as part of 2015 compensation

›     Recommended the directors’ nominees to the Board for 2015

›      Approved the appointment of Margot Franssen to the Board

Shareholder Engagement	› Received a presentation on the Shareholder Director Engagement Protocol
Other Matters

›     Received a presentation on directors’ and officers’ liability insurance

›      Received annual corporate and securities regulatory filings report and directors’ and officers’ liability insurance program reference materials/documentation

132	Page - COMMITTEE REPORTS

SUSTAINABILITY COMMITTEE

Composition

Members	Independent	Meetings	2015 Attendance
Bell[1], Chair	✓	4/4	100%
Briscoe	✓	4/4	100%
Franssen	✓	3/3	100%
Pelletier	✓	4/4	100%
Reifel	✓	4/4	100%
Total	100%		100%

Note:

1.	Mr. Bell is retiring and will not stand for re-election at the meeting.

Subsequent to her appointment to the Board on April 30, 2015, Ms. Franssen joined the Sustainability Committee.

Mandate

The primary function of the Sustainability Committee is to review and monitor the sustainable development, environmental, health and safety policies and activities of Goldcorp on behalf of the Board. You can access the full text of the Sustainability Committee’s terms of reference at www.goldcorp.com.

2015 Highlights

The Sustainability Committee considered, reviewed or approved the following matters:

Area	Actions
Policies and standards

›      Oversaw the release and reviewed the 2014 Annual Sustainability Report

›     Oversaw the management of the Sustainability Excellence Management System Framework and Standards (SEMS)

›      Reviewed and discussed ongoing CSR initiatives, such as developing a database, strategy and organizational structure to address CSR commitments at the Peñasquito mine with improved efficiency and efficacy

›      Discussed revisions to the human rights policy and training program

Incident reviews / Health & Safety

›      Tracked Goldcorp’s health and safety performance in 2015 as compared to 2014, and noted reductions in the severity of injuries overall, as well as safety improvements at the Porcupine, Musselwhite and Peñasquito mines

›      Discussed the development and roll-out of the StepUp program, an internally developed behavioural change program

›      Received quarterly updates on health and safety

›     Received a presentation on the health and safety strategic plan, which includes risk elimination plan

›      Received an update on site, regional and corporate crisis management plans

Mine Visits and Updates

›      Traveled to the Peñasquito mine in Mexico, the Pueblo Viejo mine in the Dominican Republic, and the Equity Silver mine in British Columbia

›      Discussed proposed SEMS audits at the Peñasquito, Red Lake, Equity Silver and Marlin mines

›     Received a presentation on Goldcorp’s reclamations operations

›      Received and discussed the El Sauzal closure update

Committee Operations	› Approved the Sustainability Committee Terms of Reference and Checklist › Received regular updates on CSR, human rights, sustainability and environmental matters › Conducted annual self-evaluations

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Community Involvement

During 2015, we were actively involved in various local and global community initiatives focused on health, education, community development and arts and culture.

In January 2015, Goldcorp and Wabauskang First Nation signed a collaboration agreement that paves the way for long-term economic benefits for the northwestern Ontario First Nation. The new agreement, which marks our sixth First Nation partnership in Canada, provides a framework for strengthened collaboration in the development and operations of Red Lake Gold Mines.

We supported the implementation of an important community health initiative with a C$605,000 commitment to the Heart and Stroke Foundation to improve stroke awareness and bring professional development and Telestroke support to remote communities near our Canadian mines. Ultimately, this gift will help to reduce deaths and disability from stroke in remote and northern communities by ensuring individuals know the signs of stroke and receive the most effective treatments as quickly as possible.

In the community of Perito Moreno, Argentina, we enabled the local hospital to upgrade its operating room and inpatient rooms, purchase needed surgical equipment, expand its gynecological service and provide 24-hour emergency surgeries. The upgrades mean local residents no longer need to travel five hours to the nearest hospital for routine surgery and other medical services.

Support for educational initiatives included the launch of a new Industrial Mechanics program at Alto del Carmen Technical High School in northern Chile. This collaborative project between Goldcorp, local government and community groups gives 15,000 students in the Atacama region of Chile access to technical training and diverse skills.

We celebrated with the first graduating class of the Aboriginal Mining and Skilled Trades Entry Project (AMSTEP). AMSTEP is a partnership between Oshki-Pimache-O-Win Education and Training Institute (OSHKI) and Goldcorp to provide career skills to Aboriginal youth in signatory communities of the Musselwhite Agreement, a collaboration with four First Nations and two First Nation Councils to foster economic sustainability, job creation, entrepreneurship and environmental stewardship.

Support for the CONALEP scholarship program in Mazapil, Mexico continued, providing college-level training in skilled trades to local youth. Since its inception, hundreds of students have graduated from this program, and post-graduation employment rates have been above 90%.

In Guatemala, we provided scholarships to 150 students for ongoing studies through a partnership with CANEducate.

Canada’s poorest postal code, located near our Vancouver head office, received a boost when we supported the launch of Pathways to Education. Working to break the cycle of poverty through education, Pathways addresses systemic barriers to education by providing academic, social and financial supports proven to lower dropout rates. The program is available to all youth in grade 8 living in the Downtown Eastside and Strathcona Community and will expand to support students in grades 8 to 12 as the program scales.

We announced a three-year sponsorship agreement with Rugby Canada’s National Senior Women’s Fifteens team and the National Senior Women’s Sevens team. This agreement marks the first time we have sponsored a national all-female sporting team, and underlines our commitment to fostering a culture of diversity.

We supported The Arts Club Theatre Company and the Bard on the Beach Shakespeare Festival with a donation to support the construction of a new 240-seat performance space in Vancouver.

Goldcorp continued significant support for Pacific salmon conservation and enhancement programs in British Columbia in 2015, where salmon occupy important economic, ecological and cultural significance.

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Employee volunteer opportunities including our “Day of Caring”, where employees upgraded playground equipment at an inner city school; the Great Canadian Shoreline Cleanup to remove litter from Canada’s waterways; opportunities to support events for BC Special Olympics and Dress for Success, an organization that empowers women into the workplace; and tree planting programs near our Red Lake and Porcupine mines.

Recognition

In 2015, we were named one of Canada’s Top 50 Most Socially Responsible Corporations by Sustainalytics. Sustainalytics is an independent provider of environmental, social and governance research to institutional investors and financial institutions around the world. The annual list recognizes companies with an outstanding commitment to social and environmental responsibility. We were also recognized by NASDAQ, in its OMX CRD Global Sustainability Index, as one of the top 100 companies in the world for its sustainability practices. In addition, The Mexican Centre for Philanthropy and the Alliance for Corporate Responsibility recognized Goldcorp Mexico for the eighth consecutive year.

Read more about our awards and achievements on page 100.

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of Goldcorp have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

March 14, 2016

Vancouver, British Columbia

135	Page - COMMITTEE REPORTS

  In this section you can read about:

Schedule “A” – Key Policies	Page 137

Schedule “B” – Equity Incentive Plans	Page 139

Schedule “C” – Board Terms of Reference	Page 146

Schedule “D” – Advisories	Page 151

SCHEDULES

136	Page - SCHEDULES

SCHEDULE “A”

Key Policy Descriptions

Anti-Bribery and Anti-Corruption Policy

Our Anti-Bribery and Anti-Corruption Policy outlines requirements that must be fulfilled by all our employees, officers and directors, as well as by any third-party working for or acting on our behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery.

The policy also provides employees with clarity regarding: books and records transparency; giving gifts to government officials; making political or charitable contributions; third-party oversight and due diligence; internal controls; and management’s responsibility to promote and create awareness of the policy.

Environmental and Sustainability Policy

We have implemented an Environmental and Sustainability Policy which states that Goldcorp and our subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting our commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

To meet these responsibilities, we will provide our employees with the necessary resources to:

›	Design, construct, operate and close our facilities to comply with applicable local regulations and laws and to meet international guidelines

›	Promote employee commitment and accountability to the Environmental and Sustainability Policy and enhance employees’ capabilities through the use of integrated management systems

›	Promote the development and implementation of effective systems to minimize risks to health, safety and the environment

›	Be proactive in community development programs so the communities are not reliant on the mines for their future

›	Communicate openly with employees, local stakeholders and governments on our plans, programs and performance

›	Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of our materials, resources and products

›	Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials

The Environmental and Sustainability Policy is available at www.goldcorp.com.

Corporate Social Responsibility Policy

Our Corporate Social Responsibility Policy provides guidelines for us to operate in a way that: respects the safety and health of employees; protects the environment; respects the human rights of employees and the residents of the communities in which we operate; and contributes to the sustainable development of those communities.

The policy is guided by international standards and best practices and is supported by strategic relationships and other policies. Through partnerships and consultation from the beginning of project development, we seek to foster engagement with stakeholders to generate prosperity that is sustainable beyond the operating life of our mines.

The policy provides that we will meet our objectives through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into our business processes.

The Corporate Social Responsibility Policy is available at www.goldcorp.com in English, Spanish and French.

137	Page - SCHEDULES

Human Rights Policy

Our Human Rights Policy commits us to integrating human rights best practices into all of our business and decision-making processes. The policy mandates that we operate in a way that respects human rights of employees and the communities in which we operate. It is informed by international law and provides that we will seek to establish constructive dialogue and partnerships with a variety of stakeholders on human rights performance.

We regularly review and assess the effectiveness of and compliance with the policy, and employees and contractors are trained on the provisions of the policy. Information regarding assessments and performance are made available to the public through the annual Global Reporting Initiative.

The Human Rights Policy is available at www.goldcorp.com in English, Spanish and French.

Occupational Health and Safety Policy

We have adopted an Occupational Health and Safety Policy to guide our objective of a safe and healthy workplace. The policy provides that we will develop and implement effective management systems to: identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment.

The Occupational Health and Safety Policy is available at www.goldcorp.com.

Donations Policy

Our Donations Policy establishes objectives and guidelines for the administration of our corporate giving program. It outlines the four key areas of priority activities where we support and contribute to the communities where we operate, which include education, healthcare, community development, and arts and culture.

During 2015, Goldcorp began a strategic review of our Community Contributions process which includes Donations, Community Investments, Sponsorships, Infrastructure Investment and Volunteer time. This new strategic approach enhances the effectiveness, transparency and accountability of our Community Contributions allowing for better alignment between these efforts and our vision of Together Creating Sustainable Value. As a result of this process, revisions to our current Donations Policy are expected in 2016.

The Donations Policy is available at www.goldcorp.com in English, Spanish and French.

Disclosure, Confidentiality and Insider Trading Policy

Our Disclosure, Confidentiality and Insider Trading Policy was adopted to ensure that we meet our obligations under securities laws and stock exchange rules. The policy establishes guidelines regarding various matters, including the timely disclosure of material information, the confidentiality of undisclosed material information and the preparation and release of public communications made on Goldcorp’s behalf.

The policy also prohibits anyone from trading in our securities when that person is in possession of certain material information and provides for the imposition of trading blackout periods.

Social Media Policy

We set expectations for our employees about the use of social media in relation to employment through the adoption of our Social Media Policy in line with our other policies, including the Code of Conduct, the Disclosure, Confidentiality and Insider Trading Policy and the Information Technology Policy. The term “social media” refers to web-based tools that are used to share information and opinions, host conversations and build relationships. Under the terms of the policy, among other things, we have established certain persons who are authorized to speak and write on our behalf and to manage our official social media accounts and provided guidelines for engaging in personal social media about Goldcorp.

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SCHEDULE “B”

Description of Goldcorp’s Equity Incentive Plans

Performance Share Unit Plan

The following is a summary of the Performance Share Unit Plan for the year ended December 31, 2015.

Purpose

The Performance Share Unit Plan is intended to serve the following three purposes: (a) to recognize individual performance and value to the organization, (b) to help ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to help ensure that each of the executive officers works towards increasing share performance and, along with shareholders, benefits from the future success of the organization.

Eligibility

The Performance Share Unit Plan provides that performance share units may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”). From time to time the Board or the Compensation Committee will determine the provisions and restrictions with respect to performance share unit awards in accordance with the terms of the Performance Share Unit Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of Goldcorp. Each performance share unit award is evidenced by a written agreement between Goldcorp and the Eligible Executive (the “Performance Share Unit Agreement”).

The three-year performance period deters short-term focused decision-making, and there is no payout if performance does not meet our threshold. There is a limit of a 200% multiplier for positive Absolute Total Shareholder Return and Relative Total Shareholder Return performance well exceeding that of our relative comparator, the S&P/TSX Global Gold Index. The maximum is in place to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

Payment

The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or Goldcorp, will entitle the Eligible Executive to be paid an amount in excess of or less than, as the case may be, the fair market value of one common share for each performance share unit on the applicable deferred payment date.

Each performance share unit (and Distribution performance share unit, as defined below) awarded to an Eligible Executive for services performed during the year in which the performance share unit is granted entitles the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable Performance Share Unit Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.

Performance Period

Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular performance share unit award is three years less 30 days from the date of grant of the applicable performance share unit. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period if the Board or the Compensation Committee determines that material unusual circumstances occurred during the performance period that affected the achievement of the performance-based criteria.

139	Page - SCHEDULES

Attributes

When distributions are paid on any common shares, additional performance share units will be credited to the Eligible Executive’s performance share unit account as of the distribution payment date. The number of additional performance share units (“Distribution performance share units”) to be credited to the participant’s performance share unit account will be determined by dividing the dollar amount of the distribution payable in respect of the common shares underlying the performance share units and Distribution performance share units allocated to the Eligible Executive’s performance share unit account by the fair market value per share on the date the distribution is paid.

Payments in respect of performance share units and Distribution performance share units will be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by Goldcorp, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of performance share units and Distribution performance share units will be made not later than December 31st of the third calendar year following the calendar year during which the applicable performance share units were granted.

No acceleration of the performance period of any performance share unit was approved by the Board during the year ended December 31, 2015 or as of the date of this circular.

Change of Control

Performance share units immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control if Goldcorp terminates the employment of the participant for any reason other than just cause.

Termination, Retirement, Death or Disability

If an Eligible Executive ceases to be actively employed by Goldcorp during the performance period because of the Eligible Executive’s termination or retirement, all performance share units and Distribution performance share units previously awarded to the Eligible Executive will be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee has the absolute discretion to modify the grant of the performance share units to provide that the performance period will be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive will be calculated as of such date.

In the event of the death or total disability of an Eligible Executive, the performance period will be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, will be calculated as of such date.

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Restricted Share Unit Plan

The following is a summary of the Restricted Share Unit Plan for the year ended December 31, 2015.

Purpose

The Restricted Share Unit Plan serves the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to secure for Goldcorp and its shareholders the benefits inherent in the ownership of common shares by employees and directors. A vesting element is included as an incentive for the executive to remain with Goldcorp.

The Restricted Share Unit Plan provides that share-based awards in the form of restricted share units may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to Goldcorp. Each restricted share unit entitles the holder to one common share at the end of a restricted period as determined by the Board (the “Restricted Period”).

Our current intention is to use the Restricted Share Unit Plan for grants of restricted share units to officers as a discretionary payment in consideration of past services to Goldcorp and to our non-executive directors as part of their annual retainer at a value of no greater than $150,000 (approximately equal to 8,066 restricted share units for the year ended December 31, 2015) per non-executive director each year.

Restricted Share Unit Plan Limits

An aggregate of 13,690,276 common shares have been reserved for issuance under the Restricted Share Unit Plan, representing approximately 1.6% of the issued and outstanding common shares as at December 31, 2015 and approximately 1.6% of the issued and outstanding common shares as at March 14, 2016. As of March 14, 2016, restricted share units entitling holders to an aggregate of 4,120,082 common shares, representing 0.5% of the issued and outstanding common shares, were outstanding under the Restricted Share Unit Plan and 6,331,607 common shares have been issued upon expiry of Restricted Periods attached to outstanding restricted share units granted under the Restricted Share Unit Plan. This leaves 7,358,669 common shares (including 4,120,082 common shares issuable under outstanding restricted share units), representing approximately 0.88% of the issued and outstanding common shares, available for issuance under the Restricted Share Unit Plan. At the meeting shareholders are being asked to increase the number of common shares reserved for issuance under the Restricted Share Unit Plan by 8,000,000 to 21,690,276 common shares. See “Business of the Meeting – Amendment to Restricted Share Unit Plan”.

Eligibility

The Restricted Share Unit Plan provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to insiders, within any one year period, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to independent directors of Goldcorp, within any one year period, pursuant to the Restricted Share Unit Plan is 1% of the aggregate maximum number of common shares available for issuance under the Restricted Share Unit Plan. The number of common shares then outstanding means the number of common shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable restricted share unit.

Attributes

Except pursuant to a will or by the laws of descent and distribution, no restricted share unit and no other right or interest of a participant under the Restricted Share Unit Plan is assignable or transferable.

Each restricted share unit entitles the holder to one common share at the end of a Restricted Period. Other than for restricted share units granted to non-executive directors, generally, restricted share units are granted subject to Restricted Periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. Restricted share units granted to non-executive directors vest immediately on the date of grant.

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In the event of a participant’s retirement or termination during a Restricted Period, any restricted share units automatically terminate, unless otherwise determined by the Board, provided, however, that the Board shall have the absolute discretion to modify the grant to provide that the Restricted Period shall terminate immediately prior to a participant’s termination or retirement. In the event of death or disability of a participant, the restricted share units will vest on the date of death or disability, and common shares represented by such participant’s restricted share units will be issued by Goldcorp as soon as reasonably practical (no later than 90 days after death, and no later than 30 days following notice of disability). Common shares are issued net of withholding taxes.

Subject to the absolute discretion of the Board, the Board may determine to pay participants cash equal to any cash dividends declared and paid on common shares that would be payable on restricted share units issuable upon the expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of common shares.

In the event of (i) a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause, then all restricted share units outstanding shall immediately vest on the date of such termination notwithstanding the Restricted Period.

No extensions of the term of any restricted share unit or acceleration of the vesting schedules of any restricted share unit were approved by the Board during the year ended December 31, 2015 or as of the date of this circular.

Administration

Under the Restricted Share Unit Plan, the Board may from time to time amend or revise the terms of the Restricted Share Unit Plan or may discontinue the Restricted Share Unit Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Unit Plan: (a) amending typographical, clerical and grammatical errors; (b) reflecting changes to applicable securities laws; and (c) ensuring that the restricted share units granted under the Restricted Share Unit Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Unit Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

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Stock Option Plan

The following is a summary of the Stock Option Plan for the year ended December 31, 2015.

Purpose

The purpose of the Stock Option Plan is to advance our interests by: (i) providing participants with additional incentives; (ii) encouraging equity ownership by such participants; (iii) increasing the proprietary interest of participants in the success of Goldcorp; (iv) encouraging participants to remain with Goldcorp; and (v) attracting new employees and officers.

The Stock Option Plan provides for the granting to participants of stock options to purchase common shares. The Stock Option Plan is designed to advance our interests by encouraging employees and officers to have equity participation in Goldcorp through the acquisition of common shares. A vesting element is included as an incentive for the executive to remain with Goldcorp.

Stock Option Plan Limits

The aggregate maximum number of common shares that may be reserved for issuance under the current Stock Option Plan is 43,500,000, representing approximately 5.24% of the issued and outstanding common shares as at December 31, 2015 and approximately 5.23% of the issued and outstanding common shares as at March 14, 2016. As of March 14, 2016, options to purchase an aggregate of 14,282,016 common shares (net of cancelled options), representing approximately 1.72% of the issued and outstanding common shares, were outstanding under the Stock Option Plan and 15,469,988 common shares were issued upon exercise of options granted under the Stock Option Plan. As of March 14, 2016, this leaves options to purchase an aggregate of 13,747,996 common shares, representing approximately 1.65% of the issued and outstanding common shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of approximately 3.37%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan. On February 17, 2016, the Board approved an amendment to the Stock Option Plan to decrease the number of common shares reserved for issuance from 43,500,000 to 35,500,000, representing a decrease of 8,000,000 common shares, subject to Board discretion to not proceed with such reduction in the event the amendment to increase the number of shares issuable under the restricted share unit plan is not approved by shareholders at the meeting. Pursuant to the terms of the Stock Option Plan and the policies of the TSX, this amendment did not require approval by the shareholders.

The Stock Option Plan further provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp is 10% of the total number of common shares issued and outstanding at the time of grant (on a non-diluted basis). The maximum number of common shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares issued and outstanding at the time of issuance (on a non-diluted basis). The maximum number of common shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other security-based compensation arrangements of Goldcorp. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Eligibility

Under the Stock Option Plan, stock options may be granted to our employees and officers and designated affiliates and permitted assigns. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of Goldcorp. The holder of an option does not have any rights as a shareholder with respect to common shares underlying options until such holder exercises such options in accordance with the terms of the Stock Option Plan.

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Exercise Price

The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than seven years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.

Attributes

Subject to limited exceptions, stock options are not assignable and terminate: (i) within 30 days following an option holder ceasing to be an eligible person for any reason other than death subject to Board discretion; (ii) immediately upon the termination of an option holder’s employment with cause; and (iii) if an option holder dies, within a period of the earlier of (a) the expiry date of such option; and (b) 12 months following the death of the option holder, but only to the extent the options were by their term exercisable on the date of death, unless otherwise determined by the Board. In the event of a change of control, the Board has the authority to accelerate the vesting of all unvested options - options will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause. If a participant elects to exercise its options following a change of control, the option holder will be entitled to receive, in lieu of the number of common shares entitled to upon exercise, the kind and amount of common shares and other securities, property or cash which such holder would have been entitled to receive as a result of such change of control, on the effective date thereof, had the option holder been the registered holder of the number of common shares to which the option holder was entitled to purchase upon exercise of such options.

In the event of any proposed merger, consolidation, amalgamation or offer to acquire common shares (collectively, the “Proposed Transaction”) we may give written notice to all option holders advising them that, within 30 days after the date of such notice, each option holder must advise the Board as to whether the option holder wishes to exercise its options prior to closing of the Proposed Transaction, and that failure of an option holder to provide written notice within the 30-day period will cause all rights of the option holder to terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.

No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option were approved by the Board during the year ended December 31, 2015 or as of the date of this circular.

Administration

Subject to certain limitations, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions other than definitions for “Eligible Person” and “Permitted Assign”;

(iv)	to the change of control provisions. For greater certainty, any change made to change of control provisions shall not allow participants to be treated any more favourably than other holders of common shares with respect to the consideration that the participants would be entitled to receive for their common shares upon a Change of Control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provision of any outstanding stock options as contemplated by the Stock Option Plan; and

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(vii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an eligible person may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board shall not be permitted to make amendments:

(i)	in order to increase the maximum number of common shares which may be issued under the Stock Option Plan so as to increase the insider participation limits;

(ii)	to Section 2.2 (Option Exercise Price) of the Stock Option Plan and to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	to change the definitions of “Eligible Person” and “Permitted Assign”;

(iv)	to the transferability of stock options other than as permitted under the Stock Option Plan;

(v)	subject to the provisions of the Stock Option Plan, to the exercise price of a stock option issued under the Stock Option Plan where such amendment reduces the exercise price of such stock option (for this purpose, a cancellation or termination of a stock option of a participant prior to its expiry for the purpose of re-issuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of a stock option); or

(vi)	the term of a stock option issued under the Stock Option Plan;

in each case without first having obtained the approval of a majority of the holders of the common shares voting at a duly called and held meeting and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the common shares voting at a duly called and held meeting of holders of common shares excluding shares voted by insiders who are eligible persons.

The Stock Option Plan allows the expiry date of stock options granted thereunder to be the 10th day following the end of a self-imposed blackout period on trading securities of Goldcorp in the event that they would otherwise expire during or within 48 hours of such blackout.

We have never re-priced any of the stock options we have granted under the Stock Option Plan.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

Insider Trading

Goldcorp’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade common shares within predetermined trading periods and shall not trade common shares if they are aware of undisclosed material information.

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SCHEDULE “C”

Terms of Reference for the Board of Directors

I.	INTRODUCTION

A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

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B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management in the development of, and annually approve a strategic plan for, the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

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D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve the release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	consider and implement such changes to the Company’s current policies relating to the representation of women in executive officer positions as may be advisable;

iii)	approve and act as the guardian of the Company’s corporate values, including:

a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities laws;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements;

iv)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

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v)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:

a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual;

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A;

ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

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B.	Ontario law identifies the following as legal requirements for the Board:

i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	disclose information vital to the business of the Company in the possession of a director;

ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

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SCHEDULE “D”

Forward-Looking Statement Advisory

This circular contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to our positive outlook and ability to continue achieving growth in 2016 and creating sustainable value, anticipated compensation for 2016, the composition of our Board and its ability to oversee Goldcorp’s business strategy and compensation programs, safeguard the interests of all shareholders and preserve and enhance shareholder value, our ability to return capital to shareholders through dividend payments while continuing to deliver on value-adding growth, trends regarding the proportion of women at Goldcorp and our commitment to pursuing and developing ongoing diversity initiatives at Goldcorp, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; change in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or

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recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Goldcorp’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Measures Advisory

Certain performance measures in this circular such as all-in sustaining costs, adjusted revenues, adjusted operating cash flow and free cash flow are not prescribed by generally accepted accounting principles (GAAP). Goldcorp has included certain non-GAAP measures throughout this document. These performance measures are employed by Goldcorp to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. Goldcorp believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate Goldcorp’s operating and economic performance; however, these non-GAAP measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Goldcorp’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, Goldcorp’s non-GAAP measures are disclosed on a per gold ounce basis.

Goldcorp calculates its non-GAAP measures on an attributable basis. Attributable performance measures include Goldcorp’s mining operations and projects, and Goldcorp’s share of Alumbrera, Pueblo Viejo and Project Corridor subsequent to the formation of the joint venture on November 24, 2015. As Project Corridor is a development stage project, the inclusion of Project Corridor in Goldcorp’s non-GAAP performance measures impact on Goldcorp’s free cash flow metric only at this time. Goldcorp believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of Goldcorp’s operating and economic performance, and reflects Goldcorp’s view of its core mining operations.

Net Debt/Market capitalization is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company’s debt levels relative to its peers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and it has no standardized meaning. Net debt is calculated, on an attributable basis to include the Company’s share of Alumbrera and Pueblo Viejo, by adding short-term and long-term debt less cash and cash equivalents. Market capitalization is information retrieved from Capital IQ and uses the outstanding number of shares of a company multiplied by its share price as at a certain time period. To reconcile Net Debt to a GAAP measure Goldcorp’s 40% share of debt from Pueblo Viejo of $271 million is deducted.

Further details regarding these non-GAAP measures can be found in Goldcorp’s MD&A for the year ended December 31, 2015.

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